Exhibit D

TABLE OF CONTENTS

INTRODUCTION	D-1

SUMMARY	D-2

RECENT DEVELOPMENTS	D-4

UNITED MEXICAN STATES	D-22

COVID-19 Pandemic	D-22
Geography and Population	D-22
Form of Government	D-23
Criminal Justice	D-26
Internal Security	D-26
Anti-Corruption	D-29
Access to Information, Government Procurement and Transparency	D-31
Foreign Affairs, International Organizations and International Economic Cooperation	D-31
Environment	D-33

THE ECONOMY	D-38

General	D-38
The Role of the Government in the Economy; Privatization	D-38
Gross Domestic Product	D-39
Principal Sectors of the Economy	D-47

FINANCIAL SYSTEM	D-64

Monetary Policy, Inflation and Interest Rates	D-64
Money Supply and Savings	D-65
Exchange Controls and Foreign Exchange Rates	D-68
Banking System	D-70
Banking Supervision and Support	D-72
Credit Allocation by Sector	D-75
Insurance Companies, Mutual Funds and Auxiliary Credit Institutions	D-76
Financial Technology	D-76
Securities Markets	D-77

FOREIGN TRADE AND BALANCE OF PAYMENTS	D-79

Foreign Trade	D-79
Geographic Distribution of Trade	D-82
In-bond Industry	D-83
Balance of Payments and International Reserves	D-84
Foreign Investment in Mexico	D-85
Memberships in International Institutions	D-87

PUBLIC FINANCE	D-88

General	D-88
Fiscal Policy	D-90
The Budget	D-91
Revenues and Expenditures	D-93
Government Agencies and Enterprises	D-100

PUBLIC DEBT	D-101

General	D-101
Public Debt Classification	D-101
Historical Balance of Public Sector Borrowing Requirements	D-102
Internal Debt	D-102
External Debt	D-105
External Government Debt	D-109
Debt Record	D-110
IMF Credit Lines	D-110
Liability Management and Debt Reduction Transactions	D-110
External Securities Offerings	D-111

i

LIST OF TABLES

Table No. 1 – Party Representation in Congress	D-4

Table No. 2 – Real GDP by Sector	D-6

Table No. 3 – Real GDP Growth by Sector	D-7

Table No. 4 – Industrial Manufacturing Output by Sector	D-8

Table No. 5 – Money Supply	D-10

Table No. 6 – Rates of Change in Price Indices	D-11

Table No. 7 – Average Cetes, CPP and TIIE Rates	D-11

Table No. 8 – Exchange Rates	D-12

Table No. 9 – Exports and Imports	D-13

Table No. 10 – Balance of Payments	D-14

Table No. 11 – International Reserves and Net International Assets	D-15

Table No. 12 – Selected Budgetary Expenditures; 2022 Expenditure Budget	D-16

Table No. 13 – Budgetary Results; 2022 Budget Assumptions and Targets	D-16

Table No. 14 – Public Sector Budgetary Revenues	D-17

Table No. 15 – Historical Balance of Public Sector Borrowing Requirements	D-18

Table No. 16 – Gross and Net Internal Debt of the Public Sector	D-18

Table No. 17 – Gross and Net Internal Debt of the Government	D-19

Table No. 18 – Summary of External Public Sector Debt by Type	D-20

Table No. 19 – Summary of External Public Sector Debt by Currency	D-20

Table No. 20 – Net External Debt of the Public Sector	D-20

Table No. 21 – Gross External Debt of the Government by Currency	D-21

Table No. 22 – Net External Debt of the Government	D-21

Table No. 23 – Net Debt of the Government	D-21

Table No. 24 – Selected Comparative Statistics	D-23

Table No. 25 – Party Representation in Congress	D-26

Table No. 26 – Real GDP and Expenditures	D-39

Table No. 27 – Real GDP and Expenditures	D-40

Table No. 28 – Real GDP by Sector	D-40

Table No. 29 – Real GDP Growth by Sector	D-41

Table No. 30 – Unemployed Population by Age and Gender	D-43

Table No. 31 – Economically Active Population by Sector	D-44

Table No. 32 – Underemployment as Percentage of Active Population	D-44

Table No. 33 – Industrial Manufacturing Output by Sector	D-48

Table No. 34 – Industrial Manufacturing Output Differential by Sector	D-49

Table No. 35 – Tourism Revenues and Expenditures	D-55

ii

Table No. 36 – Development of Mexico’s Road Network	D-57

Table No. 37 – Communications	D-59

Table No. 38 – Mining	D-60

Table No. 39 – Electricity Generation by Source	D-62

Table No. 40 – Money Supply	D-65

Table No. 41 – Rates of Change in Price Indices	D-66

Table No. 42 – Average Cetes, CPP and TIIE Rates	D-68

Table No. 43 – Exchange Rates	D-70

Table No. 44 – Commercial Banking System	D-71

Table No. 45 – Credit Allocation by Sector	D-75

Table No. 46 – Mexican Stock Exchange Performance	D-77

Table No. 47 – Exports and Imports	D-80

Table No. 48 – Distribution of Mexican Merchandise Exports	D-82

Table No. 49 – Distribution of Mexican Merchandise Imports	D-83

Table No. 50 – In-bond Industry	D-83

Table No. 51 – In-bond Industry Revenues	D-83

Table No. 52 – Balance of Payments	D-84

Table No. 53 – International Reserves and Net International Assets	D-85

Table No. 54 – Foreign Direct Investment by Sector	D-86

Table No. 55 – Foreign Direct Investment	D-87

Table No. 56 — Public Sector Balance	D-89

Table No. 57 — Public Sector Borrowing Requirements	D-90

Table No. 58 – Selected Budgetary Expenditures; 2022 Expenditure Budget	D-92

Table No. 59 – Budgetary Results; 2022 Budget Assumptions and Targets	D-93

Table No. 60 – Selected Public Finance Indicators	D-93

Table No. 61 – Public Sector Budgetary Revenues	D-94

Table No. 62 — Composition of Tax Revenues 2017 vs. 2021	D-97

Table No. 63 – Public Sector Budgetary Expenditures	D-98

Table No. 64 – Principal Government Agencies, Productive State-Owned Companies and Enterprises	D-100

Table No. 65 – Historical Balance of Public Sector Borrowing Requirements	D-102

Table No. 66 – Gross and Net Internal Debt of the Public Sector	D-103

Table No. 67 – Gross and Net Internal Debt of the Government	D-104

Table No. 68 — Public Sector Debt Creditors at December 31, 2021	D-106

Table No. 69 – Summary of External Public Sector Debt by Type	D-107

Table No. 70 – Summary of External Public Sector Debt by Currency	D-107

Table No. 71 – Net External Debt of the Public Sector	D-107

Table No. 72 – Amortization Schedule of Total Public Sector External Debt	D-108
Table No. 73 – Gross External Debt of the Government by Currency	D-109

Table No. 74 – Net External Debt of the Government	D-109

Table No. 75 – Net Debt of the Government	D-109

iii

INTRODUCTION

References herein to “U.S.$”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (Mexico). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Note that due to fluctuations in the peso/dollar exchange rate, the exchange rate on any subsequent date could be materially different from the rate provided in this document.

Banco de México calculates the announced peso/dollar exchange rate daily, on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on December 31, 2021 (which took effect on the second business day thereafter) was Ps. 20.4672 = U.S.$1.00. See “Financial System—Exchange Controls and Foreign Exchange Rates.”

Under the Ley Monetaria de los Estados Unidos Mexicanos (Monetary Law of the United Mexican States), payments which are required to be made in Mexico in a foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the prevailing peso exchange rate at the time of payment.

The fiscal year of the Federal Government of Mexico (the Government) is aligned with the calendar year and ends on December 31 of each year. The fiscal year ended December 31, 2021 is referred to as “2021” and all other years are referred to in a similar manner.

The information included herein reflects the most recent information available at the time of filing.

SUMMARY

The following is a summary of Mexico’s economic information for the periods ended and as of December 31, 2017-2021 and March 31, 2021 and 2022. This summary also includes certain assumptions and targets from Mexico’s 2022 Budget. This summary does not purport to be complete and is qualified by the more detailed information appearing elsewhere in this document.

Selected Economic Indicators

	2017		2018		2019		2020		2021(1)		First three months 2021(1)		First three months 2022(1)

	(in millions of dollars or pesos, except percentages)
The Economy
GDP:
Nominal	Ps.	21,934,167.6	Ps.	23,524,390.2	Ps.	24,445,735.1	Ps.	23,415,586.2	Ps.	26,273,537.7	Ps.	25,131,928.2 (2)	Ps.	27,644,421.7 (2)
Real(3)	Ps.	18,122,261.3	Ps.	18,520,044.0	Ps.	18,483,180.3	Ps.	16,993,931.5	Ps.	17,806,663.4	Ps.	17,382,337.2 (2)	Ps.	17,701,092.5 (2)
Real GDP growth		2.1%		2.2%		(0.2)%		(8.1)%		4.8%		(3.7)%		(3.0)%
Increase in national consumer price index		6.0%		4.9%		3.6%		3.4%		5.7%		4.0%		7.3%
Merchandise export growth(4)		9.5%		10.1%		2.2%		(9.4)%		18.6%		3.4%		17.9%
Non-oil merchandise export growth(4)		8.6%		8.9%		3.5%		(8.1)%		16.5%		2.7%		16.1%
Oil export growth		28.7%		32.4%		(15.7)%		(33.6)%		63.4%		17.5%		44.0%
Oil exports as % of merchandise exports(4)		5.8%		6.8%		5.6%		4.2%		5.9%		5.2%		6.7%
Balance of payments:
Current account	U.S.$	(20,024.2)	U.S.$	(24,348.4)	U.S.$	(3,304.0)	U.S.$	27,171.8	U.S.$	(4,975.1)	U.S.$	(9,277.0)	U.S.$	(6,523.1)
Trade balance	U.S.$	(10,962.0)	U.S.$	(13,589.6)	U.S.$	5,362.3	U.S.$	34,184.8	U.S.$	(10,938.6)	U.S.$	(1,507.5)	U.S.$	(4,794.6)
Capital account	U.S.$	149.5	U.S.$	(64.6)	U.S.$	(55.8)	U.S.$	(13.0)	U.S.$	(48.2)	U.S.$	(6.5)	U.S.$	(6.2)
Change in international reserves(5)	U.S.$	(3,739.7)	U.S.$	1,807.3	U.S.$	6,140.4	U.S.$	14,917.7	U.S.$	6,732.0	U.S.$	(893.0)	U.S.$	(1,868.8)
International reserves (end of period)(6)	U.S.$	172,801.8	U.S.$	174,609.1	U.S.$	180,749.5	U.S.$	195,667.2	U.S.$	202,399.2	U.S.$	194,774.2	U.S.$	200,530.4
Net international assets(7)	U.S.$	175,478.7	U.S.$	176,095.7	U.S.$	184,211.6	U.S.$	199,052.3	U.S.$	207,738.8	U.S.$	199,298.1	U.S.$	208,020.5
Ps./$ representative market exchange rate (end of period)(8)	Ps.	19.6629	Ps.	19.6512	Ps.	18.8642	Ps.	19.9087	Ps.	20.4672	Ps.	20.4400	Ps.	19.9112
28-day Cetes (Treasury bill) rate (% per annum)(9)		6.7%		7.6%		7.8%		5.3%		4.4%		4.1%		5.9%
Unemployment rate (end of period)		3.1%		3.4%		2.9%		3.8%		3.5%		3.9%		3.0%

	2017		2018		2019		2020		2021(1)		First three months 2021(1)		First three months 2022(1)		2022 Budget(10)

							(in billions of current pesos, except percentages)
Public Finance(11)
Public sector revenues	Ps.	4,947.6	Ps.	5,115.1	Ps.	5,385.0	Ps.	5,340.0	Ps.	5,960.9	Ps.	1,564.3	Ps.	1,715.7	Ps.	6,172.6
As % of GDP		22.6%		21.7%		22.0%		22.9%		22.7%		6.2%		6.2%		21.9%
Public sector expenditures	Ps.	5,182.6	Ps.	5,589.4	Ps.	5,792.6	Ps.	5,995.0	Ps.	6,735.8	Ps.	1,663.4	Ps.	1,799.3	Ps.	7,048.2
As % of GDP		23.6%		23.8%		23.7%		25.7%		25.7%		6.6%		6.5%		25.1%
Public sector balance as % of GDP(12)		(1.1)%		(2.1)%		(1.6)%		(2.9)%		(2.9)%		(0.3)%		(0.2)%		(3.1)%

	As of December 31,										As of March 31, 2021(1)		As of March 31, 2022(1)
	2017		2018		2019		2020(1)		2021(1)

	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Historical Balance of Public Sector borrowing requirements as % of nominal GDP(14)		45.7%		44.9%		44.5%		51.6%		49.9%		49.4%		47.5%
Public sector debt(15)
Gross internal public sector debt	Ps.	6,448.5	Ps.	7,036.3	Ps.	7,570.6	Ps.	7,979.4	Ps.	8,927.7	Ps.	8,272.6	Ps.	9,423.8
Net internal public sector debt(16)	Ps.	6,284.7	Ps.	6,867.6	Ps.	7,188.5	Ps.	7,598.8	Ps.	8,545.8	Ps.	7,775.4	Ps.	8,698.8
Gross external public sector debt	U.S.$	194.0	U.S.$	202.4	U.S.$	204.7	U.S.$	223.6	U.S.$	221.6	U.S.$	229.1	U.S.$	225.7
Net external public sector debt	U.S.$	192.3	U.S.$	201.3	U.S.$	203.7	U.S.$	221.5	U.S.$	218.4	U.S.$	223.4	U.S.$	218.2
Government debt(17)
Gross internal Government debt	Ps.	5,920.2	Ps.	6,429.3	Ps.	6,955.4	Ps.	7,461.2	Ps.	8,334.5	Ps.	7,678.7	Ps.	8,784.6
Net internal Government debt(16)	Ps.	5,714.3	Ps.	6,203.6	Ps.	6,662.8	Ps.	7,156.9	Ps.	8,074.4	Ps.	7,262.3	Ps.	8,198.0
Gross external Government debt	U.S.$	91.1	U.S.$	95.8	U.S.$	99.6	U.S.$	112.3	U.S.$	114.8	U.S.$	114.9	U.S.$	119.0
Net external Government debt	U.S.$	90.6	U.S.$	95.7	U.S.$	99.4	U.S.$	111.1	U.S.$	112.7	U.S.$	112.0	U.S.$	113.6
Interest on external public debt as % of merchandise exports(4)		2.1%		2.2%		2.3%		2.4%		2.2%		3.5%		3.1%

Note: Numbers may not total due to rounding.

(1)

Preliminary figures. In particular, unemployment figures and GDP figures remain subject to periodic revision. Nominal GDP figures for 2021 represent the latest Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI) release of such figures on February 25, 2022.

(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Constant pesos with purchasing power as of December 31, 2013.
(4)	Merchandise export figures include the maquiladora (or the in-bond industry) and exclude tourism.
(5)	Due to the impact of errors and omissions, as well as the purchase, sale and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	“International reserves” are equivalent to gross international reserves minus international liabilities of Banco de México with maturities of less than six months.
(7)

“Net international assets” are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with a maturity of less than six months derived from credit agreements with central banks.

(8)

“Representative market rate” represents the end-of-period exchange rate published by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2022 (General Economic Policy Guidelines for 2022) and in the Programa Económico 2022 (Economic Program for 2022) and do not reflect actual results for 2022 or updated estimates of Mexico’s 2022 economic results. Percentages of GDP are presented using annual GDP calculated quarterly with a base year of 2013.

(11)

Includes the Government’s aggregate revenues and expenditures, as well as the aggregate revenues and expenditures of budget-controlled and administratively-controlled agencies (each as defined in “Public Finance–General”). This does not include off-budget revenues or expenditures.

(12)	The calculation of public sector balance is discussed in “Public Finance—General—Methods for Reporting Fiscal Balance.”
(13)	Public debt includes the Government’s direct debt, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(14)	The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 65 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements.”
(15)	The calculation of public sector debt is discussed in “Public Debt—Public Debt Classification.”
(16)	The calculation of net internal debt is discussed in footnote 2 to Table No. 66 in “Public Debt—Internal Debt—Internal Public Sector Debt.”
(17)	The calculation of Government debt is discussed in “Public Debt—Public Debt Classification.”

Source: Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit).

RECENT DEVELOPMENTS

The following information provides a summary of selected recent developments relating to each section of this report since December 31, 2021.

UNITED MEXICAN STATES

COVID-19 Pandemic

According to the Secretaría de Salud (Ministry of Health), through June 7, 2022, Mexico had 6,083,626 officially estimated cases of the coronavirus (SARS-CoV2 or COVID-19), of which an estimated 339,087 were fatal. For more information on the measures taken by the Government designed to address the pandemic, see “United Mexican States—COVID-19 Pandemic.”

To date, more than 88 million people have been fully vaccinated with the COVID-19 vaccines authorized for use in Mexico and more than 53 million have received a booster dose.

The ongoing and future consequences of the COVID-19 pandemic are highly uncertain and the evolution of the disease in Mexico, including the impact of newly identified variants, cannot be predicted. The impact of COVID-19 could affect other aspects of the Mexican economy and financial system in 2022 and beyond, including with respect to trade, employment, monetary policy, inflation rates and interest rates, the banking system, the balance of payments, public finance and public debt. See “United Mexican States—COVID-19 Pandemic” and the other sections of this annual report for more information on the measures taken by the Government to mitigate the effects of the pandemic and the impact of the COVID-19 pandemic.

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress (1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	61	47.7	200	40.0
National Action Party	23	18.0	114	22.8
Institutional Revolutionary Party	13	10.2	70	14.0
Citizen Movement Party	8	6.3	25	5.0
Ecological Green Party of Mexico	6	4.7	40	8.0
Labor Party	4	3.1	36	7.2
Social Encounter Party	4	3.1	0	0.0
Democratic Revolution Party	3	2.3	15	3.0
Unaffiliated	6	4.7	0	0.0
Total	128	100%	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of June 8, 2022.

Source: Senate and Chamber of Deputies.

Internal Security

On January 26, 2022, Mexico and the United States launched the Binational Group against Arms Trafficking, a group consisting of security and law enforcement agencies of both countries. The group’s main goals are to confiscate illegal weapons and ammunition and to prosecute illegal arms traffickers on both sides of the border. The two countries also agreed to expedite the prosecution of cases, increase extraditions, strengthen operations on the shared border, modernize border inspection technology and increase the exchange of ballistic and intelligence information. On April 27, 2022, the Mexico-United States Binational Committee was established to assist in monitoring the Binational Group’s goals. Since the Binational Group was created, Mexican and U.S. officials have seized higher amounts of illegal drugs, dismantled more illicit laboratories and registered more guns in the eTrace system, making it easier to trace the purchase history of firearms used in violent crimes.

Senior government officials from Mexico and the United States announced on January 31, 2022 the Action Plan for the Bicentennial Framework for the next three years. The Plan’s three main goals are: (1) to protect the people of both countries by building sustainable, healthy and secure communities; (2) to prevent transborder crime by diminishing the capacity of Transnational Criminal Organizations (TCOs) and preventing the trafficking of drugs, arms and wildlife, human trafficking and smuggling; and (3) to pursue criminal networks by disrupting TCO financial networks and reducing their ability to profit from illicit activities both transnationally and in cyberspace.

Anti-Corruption

On January 27, 2022, the Comité Coordinador del Sistema Nacional Anticorrupción (Coordinating Committee of the National Anticorruption System, or CCSNA) approved the Implementation Program of the National Anticorruption Policy (PI-PNA). The first edition of the PI-PNA, which will be in effect for three years, establishes concrete and measurable actions for Mexico’s public institutions to combat corruption, including the presentation of annual progress reports and the preparation of a report on the implementation of the PI-PNA every three years.

Foreign Affairs, International Organizations and International Economic Cooperation

Mexico assumed the role of Presidency Pro Tempore of the Pacific Alliance on January 26, 2022.

On March 16, 2022, the Senate approved the Constitutive Agreement of the Agencia Latinoamericana y Caribeña del Espacio (Latin American and Caribbean Space Agency, or ALCE). To date, nineteen Latin American and Caribbean countries have signed the agreement, which is aimed at coordinating the space exploration and research activities of countries in the region and will enter into force once ratified by eight more countries.

Environment

On February 8, 2022, the Ministry of Foreign Affairs presented the Mexico-United States Electric Vehicle Working Group, a high-level initiative developed jointly by the Foreign Ministry and the University of California. The goal of the initiative is to ensure a coordinated and strategic transition towards the use of electric vehicles. This includes cross-sectoral work in five main areas: (1) innovation, (2) human capital, (3) provider development, (4) infrastructure development and (5) governance structures.

On March 3, 2022, the Norma Oficial Mexicana (Official Mexican Standard) NOM-001-SEMARNAT-2021, which establishes the permissible limits of pollutants in wastewater discharges into federal bodies of water, was published in the Official Gazette. The standard updates certain measurements and procedures to better manage and protect water resources, as well as adhere to international standards.

THE ECONOMY

General

During the first quarter of 2022, economic activity and mobility remained restricted due to the ongoing impact of the COVID-19 pandemic and the emergence of new variants. The economic recovery of some service sectors, such as transportation and tourism, remained especially limited.

Additionally, ongoing global supply chain disruptions, the adverse impacts of the Russia-Ukraine conflict – including volatile oil and gas prices and disruption of global financial markets – and the lockdown imposed in some Chinese provinces in response to a resurgence of COVID-19 have curbed the recovery of domestic demand and credit, led to higher costs, inflation and rising interest rates, and contributed to input shortages for industries such as construction and manufacturing.

Nonetheless, most economic sectors in Mexico grew during the first quarter, with private consumption and employment reaching higher levels than before the pandemic.

Gross Domestic Product

According to preliminary figures, Mexico’s GDP increased by 1.8% during the first quarter of 2022 as compared to the first quarter of 2020, reflecting a gradual economic recovery despite the emergence of new COVID-19 variants, disruptions in global supply chains and the global impact of the war between Russia and Ukraine. Industrial activity increased, though growth in the construction sector remained low; in addition, the services sector continued to recover gradually, albeit inconsistently throughout subsectors. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product.”

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP by Sector (In Billions of Pesos)(1)

	First quarter (annualized)(2)
	2021(3)]		2022(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	563.1	Ps.	573.5
Secondary Activities:
Mining		888.8		909.1
Utilities		246.4		251.9
Construction		1,081.6		1,080.2
Manufacturing		2,855.5		2,989.1
Tertiary Activities:
Wholesale and retail trade		3,032.5		3,185.1
Transportation and warehousing		1,002.6		1,168.7
Information		511.6		589.2
Finance and insurance		826.0		840.3
Real estate, rental and leasing		2,086.3		2,132.9
Professional, scientific and technical services		353.3		354.2
Management of companies and enterprises		109.6		117.3
Support for business		737.9		194.5
Education services		676.1		696.5
Health care and social assistance		403.7		419.6
Arts, entertainment and recreation		41.0		66.8
Accommodation and food services		250.5		357.6
Other services (except public administration)		308.6		323.5
Public administration		705.2		702.4

Gross value added at basic values		16,680.4		16,952.7
Taxes on products, net of subsidies		701.9		748.4

GDP	Ps.	17,382.3	Ps.	17,701.1

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 3 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	First quarter (annualized)(2)
	2021(3)	2022(3)
GDP (real pesos)	(3.8)%	1.8%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	(1.0)	1.9
Secondary Activities:
Mining	(2.7)	2.3
Utilities	(4.2)	2.2
Construction	(8.6)	(0.1)
Manufacturing	(1.5)	4.7
Tertiary Activities:
Wholesale and retail trade	0.3	5.0
Transportation and warehousing	(12.8)	16.6
Information	(9.3)	15.2
Finance and insurance	(7.7)	1.7
Real estate, rental and leasing	(0.6)	2.2
Professional, scientific and technical services	4.2	0.2
Management of companies and enterprises	(3.5)	7.0
Administrative support, waste management and remediation services	9.7	(73.6)
Education services	(4.0)	3.0
Health care and social assistance	5.4	4.0
Arts, entertainment and recreation	(46.0)	62.8
Accommodation and food services	(34.3)	42.7
Other services (except public administration)	(12.4)	4.8
Public administration	(4.3)	(0.4)

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3% as of March 31, 2022, a 0.5 percentage point decrease from the rate as of December 31, 2021. As of March 31, 2022, the economically active population in Mexico fifteen years of age and older was 58.1 million. As of June 8, 2022, the minimum wages were Ps. 260.34 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 172.87 per day for the rest of Mexico, an increase of 22.0%, respectively, from the applicable minimum wages in effect from January 1, 2021 to December 31, 2021. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 4 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	First quarter
	2021(2)			2022(2)
Food	Ps.	702.4	(2.4)%	Ps.	724.3	3.1%
Beverage and tobacco products		156.5	1.4		168.6	7.8
Textile mills		21.8	(4.8)		24.7	12.8
Textile product mills		13.6	0.3		13.0	(4.7)
Apparel		42.5	(21.4)		50.1	17.8
Leather and allied products		16.7	(15.6)		17.8	6.7
Wood products		23.7	(2.9)		25.3	6.9
Paper		52.2	(2.7)		56.0	7.3
Printing and related support activities		17.1	(3.0)		19.9	16.5
Petroleum and coal products		41.3	24.9		46.1	11.6
Chemicals		220.1	(5.7)		233.6	6.1
Plastics and rubber products		86.6	6.0		94.2	8.8
Nonmetallic mineral products		75.0	1.1		78.2	4.2
Primary metals		176.4	(0.2)		181.3	2.8
Fabricated metal products		102.6	6.6		104.0	1.4
Machinery		109.0	1.5		107.5	(1.3)
Computers and electronic products		254.7	1.4		274.1	7.6
Electrical equipment, appliances and components		99.3	12.8		101.9	2.6
Transportation equipment		552.8	(5.6)		571.8	3.4
Furniture and related products		28.8	4.3		31.2	8.4
Miscellaneous		62.5	(2.3)		65.8	5.2

Total expansion/contraction	Ps.	2,855.5	(1.5)%	Ps.	2,989.1	4.7%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On January 20, 2022, Petróleos Mexicanos (PEMEX) completed its purchase of the remaining interest in the Deer Park refinery in Houston, Texas, by acquiring from Shell the 50% interest it did not already own for U.S.$596 million. For more information on PEMEX’s acquisition of the Deer Park refinery, see “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals—PEMEX.”

The “Gas Bienestar” program, which was announced by the General Director of PEMEX in August 2021, reached over 176 thousand homes in Mexico City as of January 19, 2022. The program is designed to improve the economic well-being of low-income families by offering them higher quality LP gas at lower prices.

Electric Power

The Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) issued its first sustainable bonds on February 8, 2022. The bonds were issued for an aggregate principal amount of U.S.$1.75 billion with maturities in May 2029 and February 2052, respectively, with proceeds to be applied to finance renewable energy, energy efficiency, electric mobility, green buildings and social inclusion projects.

On April 7, 2022, the Supreme Court held that the May 9, 2021 amendment to the Electric Power Industry Law, which regulates certain practices for private sector generation of electricity, was constitutionally valid. For more information on the amendment to the Electric Power Industry Law, see “The Economy—Principal Sectors of the Economy— Electric Power.”

On May 19, 2022, CFE offered to purchase for cash six series of its outstanding notes with maturities ranging from 2024 to 2051. The offer, which is expected to expire on June 16, 2022, is aimed at reducing the risk of refinancing CFE’s foreign currency notes due in January 2024 and achieving a reduction in financing costs. CFE intends to use part of the expected savings from the transaction to increase expenditure for infrastructure projects.

Tourism

The Secretaría de Turismo (Ministry of Tourism, or SECTUR) and Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero (National Financier for Agricultural, Rural, Forestry and Fisheries Development, or FND) entered into a collaboration agreement on January 28, 2022 to implement strategies and financing instruments that favor the production and sale of regional products, handicrafts and services focused on micro-, small- and medium-sized enterprises. FND will grant loans and financial services to activities carried out in rural tourist areas and will promote access to financing for productive projects, which will have interest rates ranging from 7 to 16 percent, depending on the type of project. The Ministry of Tourism will identify tourism projects that have an economic impact on rural areas.

On March 10, 2022, SECTUR, Nacional Financiera, S.N.C. (Nafin) and Banco Nacional de Comercio Exterior, S.N.C. (National Foreign Trade Bank, or Bancomext) agreed to launch a new stage of the financing program dedicated to promoting micro-, small- and medium-sized enterprises (SMEs) in the tourism sector. Under the program, tourism SMEs will have access to financing through a network of Bancomext and Nafin financial intermediaries to assist with working capital, acquisition of fixed assets, and technological and environmental improvements.

Transportation and Communications

On March 3, 2022, the Ministry of Infrastructure, Communications and Transportation and the government of Mexico City entered into a coordination agreement to reallocate Ps. 950 million for a section of the Tren Interurbano (Interurban Train).

The Santa Lucia General Felipe Ángeles airport, which had been under construction since October 17, 2019, began operating on March 21, 2022.

Mining

The Mining Law was amended on April 20, 2022 to designate Mexico’s lithium reserves as part of its national heritage. Under the Mining Law, the executive branch is responsible for designating a decentralized public entity to carry out all exploration and use of lithium reserves.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings.”

Table No. 5 – Money Supply

	At March 31,
	2021		2022(1)

	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,963,052	Ps.	2,265,916
Checking deposits
In domestic currency		1,920,294		2,051,579
In foreign currency		591,803		708,647
Interest-bearing peso deposits		1,189,679		1,306,943
Savings and loan deposits		27,596		29,216

Total M1	Ps.	5,692,424	Ps.	6,362,301

M4	Ps.	14,568,952	Ps.	15,365,746

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation at the end of the first quarter of 2022 was 7.5%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.1 percentage points higher than the 7.4% consumer inflation for 2021 and 4.3 percentage points higher than the 3.2% consumer inflation for 2020. Higher inflation reflected the economic impact of new COVID-19 outbreaks and the war between Russia and Ukraine, the latter compounding pressure on commodity prices for food and energy.

On May 4, 2022, the Government announced the Paquete Contra la Inflación y la Carestía (Anti-Inflation and Deficit Package, or PACIC), a program aimed at controlling inflation through several measures such as increasing production and distribution of goods. Strategies to increase production include: (i) stabilizing energy prices; (ii) increasing grain production; (iii) expanding fertilizer delivery; and (iv) eliminating taxes on certain fertilizer imports. Strategies to improve distribution of goods include: (i) improving highway safety; (ii) suspending toll increases on public highways during 2022; (iii) exempting the transportation of basic goods and inputs from certain import and export requirements until October 1, 2022; (iv) suspending increases in railroad tariffs and fees for the transportation of food, fertilizers and hydrocarbons for six months; and (v) reducing and expediting customs clearance costs and time. The program also includes a six-month suspension of import tariffs on 21 food staples, as well as creates a corn reserve, guarantees prices for smaller producers of corn, beans, rice and milk, and provides additional support for food supply programs. The PACIC also contemplates meetings between the Government and private companies for at least six months aimed at stabilizing the prices of 24 food staples.

Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 6.8% at the end of the first quarter of 2022, higher than core inflation of 5.9% for 2021.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 6 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2019	2.8	0.8	100.0;(6) 16.2(7)
2020	3.2	4.1	4.8;(6) 20.0(7)
2021	7.4	9.3	15.0;(6) 15.0(7)
2022:
January	7.1	8.8	22.0;(6) 22.0(7)
February	7.3	8.7	—
March	7.5	8.6	—
April	7.7	9.0	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for 2021 and 2022.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 7 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January	5.5	6.0	3.8	5.7	5.9
February	5.9	6.2	4.0	6.0	6.2
March	6.3	6.7	4.1	6.3	6.6
April	6.6	7.2	4.4	6.7	7.0
May	6.9	7.5	4.6	7.0	7.4

Source: Banco de México.

During the first three months of 2022, interest rates on 28-day Cetes averaged 5.9%, as compared to 4.1% during the same period of 2021. Interest rates on 91-day Cetes averaged 6.3%, as compared to 4.1% during the same period of 2021.

On June 8, 2022, the 28-day Cetes rate was 7.01% and the 91-day Cetes rate was 7.69%.

On February 10, 2022, Banco de México held its first monetary policy meeting of 2022 and increased the Tasa de Fondeo Bancario (overnight interbank funding rate) by 50 basis points, raising the rate from 5.50% to 6.00%. The decision took into account factors impacting inflation, risks to medium and long-term expectations and price formation and ongoing challenges to global economic and financial conditions. During the second and third monetary policy meetings held on March 24 and May 12, 2022, Banco de México increased the rate by 50 basis points at each meeting, in response to higher inflationary pressures and in line with the actions taken by major central banks, bringing the benchmark rate to 7.00%.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 8 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2019	18.8642	19.2573
2020	19.9087	21.4936
2021	20.4672	20.2787
2022:
January	20.6352	20.4978
February	20.4257	20.4495
March	19.9112	20.5562
April	20.3728	20.1088
May	19.6940	20.0305

Source: Banco de México.

On June 8, 2022, the peso/U.S. dollar exchange rate closed at Ps. 19.6940 = U.S.$1.00, a 3.8% depreciation in dollar terms as compared to the rate on December 31, 2021. The peso/U.S. dollar buying exchange rate published by Banco de México on June 8, 2022 (which took effect on the second business day thereafter) was Ps. 19.5840 = U.S.$1.00.

Banking System

At the end of March 2022, the total assets of the banking sector were Ps. 11,864 billion, which represented a real annual increase of 0.8% as compared to the end of March 2021. At the end of March 2022, the current loan portfolio of the banking sector had a balance of Ps. 5,681 billion, a real annual increase of 1.4% as compared to the end of March 2021. Finally, the banking sector’s net result was Ps. 53 billion at the end of March 2022, 40.9% higher in real terms as compared to the end March 2021.

Banking Supervision and Support

At the end of March 2022, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 19.7%, as compared to 18.3% at the end of March 2021 and 19.5% at the end of December 2021. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy.”

On March 1, 2022, the regulations regarding the net stable funding ratio (CFEN) for multiple banking institutions in Mexico, which were initially issued in August 2021, came into effect.

Securities Markets

On June 7, 2022, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 50,139 points, representing a 5.9% decrease from the level at December 31, 2021.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 9 – Exports and Imports

	First three months
	2021(1)		2022(1)

	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	5,724.7	U.S.$	8,783.6
Crude oil		4,829.1		7,005.5
Other		895.5		1,778.2
Non-oil products		106,139.2		123,361.9
Agricultural		5,565.1		5,974.5
Mining		2,395.9		2,424.7
Manufactured goods(2)		98,178.2		114,962.8

Total merchandise exports		111,863.8		132,145.6

Merchandise imports (f.o.b.)
Consumer goods		12,871.4		17,550.6
Intermediate goods(2)		91,096.3		108,662.9
Capital goods		9,403.7		10,726.7

Total merchandise imports		113,371.4		136,940.1

Trade balance	U.S.$	(1,507.5)	U.S.$	(4,794.6)

Average price of Mexican oil mix(3)	U.S.$	56.58	U.S.$	88.58

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On January 26, 2022, the Pacific Alliance, of which Mexico is a member state, entered into a Free Trade Agreement with Singapore. The Free Trade Agreement will take effect after ratification by each of the legislative bodies of Mexico, Chile, Colombia and Peru. As of March 2022, negotiations were ongoing for South Korea’s entry into the Pacific Alliance as an Associate State. In addition, on March 1, 2022, Mexico and South Korea agreed to start negotiating a Free Trade Agreement.

On May 7, 2022, Mexico and Belize reached an agreement to abolish tariffs on goods imported from Belize, which are mainly food staples and other agricultural products.

On May 20, 2022, Mexico and the United Kingdom announced plans to negotiate a Free Trade Agreement, with the aim of concluding negotiations within two years. The first round of negotiations will be held in Mexico City in July 2022, followed by a second round of negotiations in the fall.

From May 23 to 27, 2022, Mexico and Ecuador held the ninth round of negotiations concerning the counties’ Productive Integration Agreement. Major topics discussed during the negotiations included issues of market access, rules of origin, sustainable fisheries and issues concerning services and investment.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 10 – Balance of Payments

	First quarter
	2021(1)		2022(1)

	(in millions of dollars)
Current account(2)	U.S.$	(9,277.0)	U.S.$	(6,523.1)
Credits		130,134.6		156,963.6
Merchandise exports (f.o.b.)		111,994.7		132,132.0
Non-factor services		4,597.2		8,586.6
Transport		507.1		621.5
Tourism		2,967.4		6,771.9
Insurance and pensions		825.8		908.6
Financial services		125.0		137.1
Others		172.0		147.5
Primary income		2,840.7		3,632.8
Secondary income		10,702.0		12,612.2
Debits		139,411.6		163,486.7
Merchandise imports (f.o.b.)		113,418.8		137,068.1
Non-factor services		8,567.7		11,129.9
Transport		4,072.8		5,450.5
Tourism		802.3		1,276.7
Insurance and pensions		1,697.6		1,715.4
Financial services		879.2		1,042.9
Others		1,115.7		1,644.3
Primary income		17,193.9		14,999.0
Secondary income		231.2		289.6
Capital account		(6.5)		(6.2)
Credit		59.8		74.6
Debit		66.3		80.8
Financial account		(6,611.9)		(6,720.0)
Direct investment		(14,061.2)		(13,973.8)
Portfolio investment		5,637.1		1,581.6
Financial derivatives		737.3		(604.3)
Other investment		(736.6)		2,343.0
Reserve assets		1,811.5		3,933.5
International reserves		245.4		1,831.1
Valuation adjustment		(1,566.1)		(2,102.4)
Errors and omissions		2,671.6		(190.8)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the first quarter of 2022, Mexico’s current account registered a deficit of U.S.$6.5 billion, or 1.9% of GDP, compared to a deficit of U.S.$9.3 billion, or 3.0% of GDP, in the first quarter of 2021. The decrease in the current account deficit was mainly due to higher tourism-related service exports and inflows of remittances, as well as lower primary income and oil trade balance deficits, which were partially offset by a reduction in the non-oil trade balance surplus.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 11 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets

	(in billions of U.S dollars)
2019(4)	180.7	184.2
2020(4)	195.7	199.1
2021(4)	202.4	207.7
2022(4):
January	201.6	209.6
February	201.4	209.5
March	200.5	208.0
April	199.2	207.1
May	199.6	205.6

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 12 – Selected Budgetary Expenditures; 2022 Expenditure Budget

(In Billions of Pesos)

	Actual
	2021(1)		First three months of 2021(1)		First three months of 2022(1)		2022 Budget(2)
Health	Ps.	173.2	Ps.	27.8	Ps.	31.5	Ps.	193.9
Education		369.7		112.0		87.7		364.6
Housing and community development		18.8		7.3		3.7		16.6
Government debt service		524.7		81.9		103.6		580.6
CFE and PEMEX debt service		161.9		63.3		60.6		172.1
PEMEX debt service		142.1		58.0		49.1		142.6
CFE debt service		19.9		5.3		11.5		29.6

(1)	Preliminary figures.
(2)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2021 Budget.

Table No. 13 – Budgetary Results; 2022 Budget Assumptions and Targets

	Actual
	2021(1)	First three months of 2021(1)	First three months of 2022(1)	2022 Budget(2)
Real GDP growth (%)(3)	4.8%	(3.7)%	(3.0)%	3.6 – 4.6%
Increase in the national consumer price index (%)(3)	7.4%	2.3%	2.4%	3.4%
Average export price of Mexican oil mix (U.S.$/barrel)(4)	65.31	56.58	88.58	55.1
Average exchange rate (Ps./$1.00)	20.3	20.3	20.5	20.3
Average rate on 28-day Cetes (%)	4.4%	4.1%	5.9%	5.0%
Public sector balance as % of GDP(5)	(2.9)%	(0.3)%	(0.2)%	0.0%
Primary balance as % of GDP(5)	(0.3)%	0.2%	0.3%	(0.3)%
Current account deficit as % of GDP	(0.4)%	(3.0)%	(1.9)%	(0.4)%

(1)	Preliminary figures.
(2)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

(3)	Figures represent quarter-over-quarter change for the first three months of 2021 and first three months of 2022.
(4)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2021 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2021 Budget.

(5)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the first three months of 2021 and 2022 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2022 Budget.

Table No. 14 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First three months of 2021(2)	First three months of 2022(2)	2022 Budget(3)
Budgetary revenues	1,564.3	1,715.7	6,172.6
Federal Government	1,248.9	1,335.6	4,555.5
Taxes	1,024.0	1,120.9	3,944.5
Income tax	576.8	703.6	2,073.5
Value-added tax	299.7	291.7	1,213.8
Excise taxes	113.6	75.0	505.2
Import duties	16.1	22.6	72.9
Tax on the exploration and exploitation of hydrocarbons	1.7	1.8	7.5
Export duties	0.0	0.0	—
Luxury goods and services	n.a.	n.a.	n.a.
Other	16.0	26.1	71.6
Non-tax revenue	224.9	214.7	610.9
Fees and tolls	40.4	52.6	47.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	84.5	123.5	370.9
Fines and surcharges	98.1	35.9	184.9
Other	2.0	2.8	7.9
Public enterprises and agencies	315.4	380.1	1,617.2
PEMEX	120.4	164.5	716.1
Others	195.0	215.6	901.1

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

Source: Ministry of Finance and Public Credit.

Health and Labor, Education and Other Social Welfare Expenditures

The operating rules for the Programa Institucional del Instituto Mexicano del Seguro Social 2020-2024 (Institutional Program of the Mexican Social Security Institute, or PIIMSS), were published in the Official Gazette on December 24, 2021 and became effective on January 1, 2022. Through the IMSS-BIENESTAR program, the Government aims to provide medical services to 11.6 million people living in rural or marginalized urban areas. On April 1, 2022, the state of Nayarit was incorporated into the program, beginning the process of federalization of health services.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 15 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At December 31, 2021	At March 31, 2022
Historical Balance of Public Sector Borrowing Requirements	49.9%	47.5%

(1)	The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 65 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements.”

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification.”

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 16 – Gross and Net Internal Debt of the Public Sector

	At December 31, 2021		At March 31, 2022(1)

	(in billions of pesos)
Gross Debt	Ps.	8,927.7	Ps.	9,423.8
By Term
Long-term		8,354.6		8,877.7
Short-term		573.2		546.1
By User
Federal Government		8,334.5		8,784.6
State Productive Enterprise (PEMEX and CFE)		306.1		346.9
Development Banks		287.1		292.3
Financial Assets		381.9		725.1
Total Net Debt	Ps.	8,545.8	Ps.	8.698.8
Gross Internal Debt/GDP		34.0%		34.1%
Net Internal Debt/GDP(2)		32.5%		31.5%

(1)	Preliminary figures.
(2)	The calculation of net internal debt is discussed in footnote 2 to Table No. 66 in “Public Debt—Internal Debt—Internal Public Sector Debt.”

Internal Government Debt

As of June 8, 2022, no debt issued by states and municipalities has been guaranteed by the Government.

On May 2, 2022, the Government announced the issuance of the first peso-denominated sustainable sovereign bond to be issued in the local market (“BONDES G”). BONDES G are linked to a new risk-free reference rate, the one-day TIIE Funding rate, and were created by the Government to further develop its sustainable finance model, promote financial inclusion, and enable retail investors to engage in impact finance.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 17 – Gross and Net Internal Debt of the Government(1)

	At December 31, 2021(2)		At March 31, 2022(2)

	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 7,878.5	94.5%	Ps. 8,324.5	94.8%
Cetes	1,072.3	12.9	992.9	11.3
Floating Rate Bonds(5)	1,205.1	14.5	1,541.1	17.5
Inflation-Linked Bonds	2,235.5	26.8	2,374.9	27.0
Fixed Rate Bonds	3,356.9	40.3	3,406.7	38.8
STRIPS of Udibonos	8.7	0.1	8.9	0.1
Other(3)	456.0	5.5	460.1	5.2

Total Gross Debt	Ps. 8,334.5	100.0%	Ps. 8,784.6	100.0%

Net Debt
Financial Assets(4)	260.1		586.7

Total Net Debt	Ps. 8,074.4		Ps. 8,198.0

Gross Internal Debt/GDP	31.7%		31.8%
Net Internal Debt/GDP	30.7%		29.7%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 122.9 billion at December 31, 2021 and Ps. 117.9 billion at March 31, 2022 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)	Figures in connection with BONDES F floating rate bonds, which are linked to the one-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE).

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of March 31, 2022, outstanding gross external public sector debt totaled U.S.$225.7 billion, an approximate U.S.$4.0 billion increase from the U.S.$221.6 billion outstanding on December 31, 2021. Of this amount, U.S.$217.4 billion represented long-term debt and U.S.$8.3 billion represented short-term debt. Net external indebtedness decreased by U.S.$0.3 billion during the first three months of 2022.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 18 – Summary of External Public Sector Debt by Type(1)(2)

	At December 31, 2021(3)		At March 31, 2022(3)

	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	114,837.5	U.S.$	119,040.5
Long-Term Debt of Budget Controlled Agencies		91,121.5		91,200.5
Other Long-Term Public Debt(4)		7,339.1		7,146.9

Total Long-Term Debt	U.S.$	213,298.1	U.S.$	217,387.9

Total Short-Term Debt		8,336.9		8,290.7

Total Long- and Short-Term Debt	U.S.$	221,635.0	U.S.$	225,678.6

Table No. 19 – Summary of External Public Sector Debt by Currency(1)

	At December 31, 2021(3)			At March 31, 2022(3)

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	167,850.0	75.7%	U.S.$	171,905.8	76.2%
Japanese Yen		8,278.7	3.7		7,767.7	3.4
Swiss Francs		2,470.6	1.1		2,446.3	1.1
Pounds Sterling		3,083.9	1.4		2,996.5	1.3
Euros		37,794.9	17.1		37,836.6	16.8
Others		2,157.0	1.0		2,725.6	1.2

Total	U.S.$	221,635.1	100.0%	U.S.$	225,678.5	100.0%

Table No. 20 – Net External Debt of the Public Sector(1)

	At December 31, 2021(3)		At March 31, 2022(3)

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	218,421.0	U.S.$	218,153.9
Gross External Debt/GDP		17.4%		16.3%
Net External Debt/GDP		17.2%		15.7%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of March 31, 2022) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(3)	Adjusted to reflect the effect of currency swaps.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 21 – Gross External Debt of the Government by Currency

	At December 31, 2021			At March 31, 2022

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	78,717.0	68.5%	U.S.$	82,477.4	69.3%
Japanese Yen		6,784.1	5.9		6,432.8	5.4
Swiss Francs		2,070.0	1.8		2,049.6	1.7
Pounds Sterling		2,000.2	1.7		1,943.5	1.6
Euros		24,824.2	21.6		25,152.2	21.1
Others		442.0	0.4		985.4	0.8

Total	U.S.$	114,837.5	100.0%	U.S.$	119,040.9	100.0%

Table No. 22 – Net External Debt of the Government

	At December 31, 2021		At March 31, 2022

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	112,744.5	U.S.$	113,637.2
Gross External Debt/GDP		9.0%		8.6	%(2)
Net External Debt/GDP		8.9%		8.2	%(2)

Table No. 23 – Net Debt of the Government

	At December 31, 2021	At March 31, 2022
Internal Debt	77.7%	78.3%
External Debt(1)	22.3%	21.7%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 75 in “Public Debt—External Public Debt—External Public Sector Debt.”
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions

On January 12, 2022, Mexico issued U.S.$2,868,146,000 of its 3.500% Global Notes due 2034 and U.S.$2,931,198,000 of its 4.400% Global Notes due 2052. Mexico used a portion of the proceeds from this offering to redeem in full all of its outstanding 4.000% Global Notes due 2023. Concurrently, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated January 4, 2022, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
3.600% Global Notes due 2025	$47,823,000.00	$1,716,654,000.00
3.900% Global Notes due 2025	$17,669,000.00	$894,026,000.00
4.125% Global Notes due 2026	$34,812,000.00	$2,059,856,000.00
4.150% Global Notes due 2027	$114,308,000.00	$2,374,850,000.00
3.750% Global Notes due 2028	$74,666,000.00	$1,878,402,000.00
4.500% Global Notes due 2029	$314,395,000.00	$3,085,643,000.00
4.750% Global Notes due 2044	$216,130,000.00	$3,725,936,000.00
5.550% Global Notes due 2045	$16,825,000.00	$2,764,306,000.00
4.600% Global Notes due 2046	$191,783,000.00	$2,349,130,000.00
4.600% Global Notes due 2048	$306,626,000.00	$2,010,789,000.00
4.500% Global Notes due 2050	$237,110,000.00	$2,284,249,000.00

On February 11, 2022, Mexico issued €800,000,000 of its 2.375% Global Notes due 2030. Mexico used a portion of the proceeds from this offering to redeem in full all of its outstanding 1.625% Global Notes due 2024.

UNITED MEXICAN STATES

COVID-19 Pandemic

Since December 2020, governments around the world, including the Mexican federal, state and local governments, have taken extensive measures to mitigate the spread and intensity of the COVID-19 pandemic, including mandatory quarantines, travel restrictions, social distancing and curtailment or suspension of economic, business and other forms of activity. The COVID-19 pandemic has had a material impact on the Mexican and global economies, and has resulted in rising inflation and interest rates, a depreciation of the peso and volatile commodity prices, including the price of oil and gas.

In 2020, Mexico adopted several economic stimulus measures in reaction to the COVID-19 crisis, including, among other things: (i) granting financial aid and support to vulnerable populations and workers, (ii) allocating resources for medical treatment of citizens and investing in protective gear, (iii) adopting measures to support cash flows of Mexican companies and small businesses and (iv) granting support to local governments. Some of these measures were funded in part by (i) savings in the Fondo de Estabilización de los Ingresos Presupuestarios (Budgetary Revenue Stabilization Fund, or FEIP), (ii) resources held in certain public trusts that were transferred to the Tesorería de la Federación (Treasury of the Federation) and (iii) deployment of funds by national development banks.

The Secretaría de Economía (Ministry of Economy) announced on January 28, 2021 the allocation of Ps. 1.5 billion to grant 60,000 loans of up to Ps. 25,000 each for small businesses, with an initial repayment grace period of three months.

In 2021, the Mexican government continued to take steps to mitigate the spread of COVID-19 and its impact on public health, as well as to lessen the impact of newly identified variants. These measures included additional restrictions on economic and non-essential economic activities, along with installing centers for free coronavirus testing throughout the country.

COVID-19 vaccines have been available in Mexico since December 2020. The second phase of the Política Nacional de Vacunación (National Vaccination Policy) began on February 15, 2021, with the vaccine initially being administered to health care professionals and people aged 60 years and older. Mexico began administering the vaccine to people aged 40 years and older in June 2021, and to people aged 12 years and older in October 2021. On December 14, 2021, Mexico began administering a third dose of the COVID-19 vaccine to people aged 60 years and older. As of December 31, 2021, the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for the Protection against Sanitary Risks, or COFEPRIS) had authorized the use of ten COVID-19 vaccines. As of December 31, 2021, 72.8 million people were fully vaccinated with the COVID-19 vaccines authorized for use in Mexico.

According to the latest Ministry of Health data, Mexico had 4,063,412 confirmed cases of COVID-19, of which 303,598 were fatal, through December 31, 2021. For more current information on the pandemic in Mexico, see “Recent Developments—COVID-19 Pandemic.”

Geography and Population

Mexico is the fifth largest nation in the Americas and the thirteenth largest nation in the world by total area, occupying a territory of 1,964,375 square kilometers (km). To the north, Mexico shares a 3,141 km border with the United States. To the southeast, Mexico shares a 641 km border with Guatemala and a 249 km border with Belize. To the east, its coastline extends 2,429 km along the Gulf of Mexico and 865 km along the Caribbean Sea, and to the west, its coastline extends 7,828 km along the Pacific Ocean.

Mexico has great geographical diversity. It contains mountain ranges and large coastal plains, as well as valleys, canyons, plateaus and depressions, among other features. Among Mexico’s most notable geographical features are the Sierra Madre Occidental and Sierra Madre Oriental, the Península de Baja California, the Mesa del Centro and the Península de Yucatán. Approximately 12% of Mexico’s land is arable, approximately 55% is suitable for grazing and approximately 34% is forested.

Mexico is exposed to natural disasters, such as hurricanes, earthquakes, severe rain storms and flooding and accidents affecting the environment, such as oil spills in the Gulf of Mexico or mining incidents. See “United Mexican States—Environment—Natural Disaster Policies.”

Mexico is the third most populous nation in the Americas, with a population of 126 million, as reported by the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI) in its 2020 Censo de Población y Vivienda (Population and Housing Census). Based on the results of the census, 78.6% of Mexico’s population lives in urban areas and 21.4% lives in rural areas. Mexico’s three largest metropolitan areas are the Valley of Mexico, Monterrey and Guadalajara, with populations of 21.8 million, 5.3 million and 5.3 million, respectively.

Mexico is generally classified as an upper middle-income developing country. The following table sets forth the latest selected comparative statistics published by the World Bank’s International Bank for Reconstruction and Development (IBRD) on Mexico and other countries in the Americas.

Table No. 24 – Selected Comparative Statistics(1)

	Mexico		Brazil		Argentina		Chile		United States
Per capita GDP(2)	U.S.$	8,329.3	U.S.$	6,796.8	U.S.$	8,579.0	U.S.$	13,231.7	U.S.$	63,593.4
Life expectancy at birth (2020)		75		76		77		80		77
Youth literacy rate:(3)(4)
Male		99%		99%		99%		99%		n.a.
Female		99%		99%		100%		99%		n.a.
Infant mortality rate(5)		12		13		8		6		5

n.a.	= Not available.
(1)	Unless otherwise specified, figures as of 2020.
(2)	Figures are in current U.S. dollars.
(3)	Ages fifteen to twenty four.
(4)	Figures as of 2018 for Brazil and Argentina and as of 2017 for Chile.
(5)	Infant mortality per 1,000 live births.

Source: World Development Indicators from the World Bank.

Form of Government

Mexico is a nation consisting of thirty-two states, including Mexico City. The Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution), effective May 1, 1917, establishes Mexico’s current form of government as a federal republic, consisting of both the Government and state governments.

The Government

The Constitution provides for the separation of powers by dividing the Government into three distinct branches: the executive branch, the judicial branch and the legislative branch.

As of December 31, 2021, there were seven national political parties represented in the executive and legislative branches, as well as in the state governments.

Executive Branch

The President of Mexico is the chief of the executive branch and is elected by the popular vote of Mexican citizens who are eighteen years of age or older. The Constitution limits the President to one six-year term. Anyone who has held the office of the President, by popular vote or in an interim, substitute or provisional capacity, may never hold such office again.

The Instituto Nacional Electoral (National Electoral Institute) can, pursuant to a regulatory framework established on December 20, 2019, convene a recall referendum of the presidency at the request of citizens equivalent to at least three percent of those registered on the nominal list of voters. The recall referendum can only be requested once per presidential term and must be during the three months after the third year of the President’s term. For the recall referendum to be valid, at least forty percent of the people registered on the nominal list of voters must participate, and it must be approved by an absolute majority.

Pursuant to a constitutional reform approved and published in December 2019, the Ley Federal de Revocación de Mandato (Federal Recall Law) was published in the Diario Oficial de la Federación (Official Gazette) on September 14, 2021. This law establishes the procedures required to convene, develop and organize a recall referendum of the Mexican federal executive branch.

General elections were held in Mexico on July 1, 2018. Mr. Andrés Manuel López Obrador, the candidate from the MORENA Party, won the presidential election. President López Obrador took office on December 1, 2018, replacing President Enrique Peña Nieto of the Institutional Revolutionary Party.

The executive branch further consists of nineteen ministries, the Consejería Jurídica del Ejecutivo Federal (Legal Counsel to the Presidency) and two regulatory bodies for the energy sector.

The President appoints the principal officials of every ministry. The President’s appointment of the Secretaria or Secretario (minister) and empleados superiores (senior employees) of the Ministry of Finance and Public Credit is subject to ratification by the Cámara de Diputados (Chamber of Deputies). On June 9, 2021, President López Obrador announced his decision to appoint Rogelio Ramírez de la O as the new Minister of Finance and Public Credit, and on August 9, 2021, the Chamber of Deputies ratified the appointment. On November 24, 2021, President López Obrador announced his decision to nominate Victoria Rodríguez Ceja as the next governor of Banco de México, to replace incumbent governor Alejandro Díaz de León, and she was confirmed by the Senate on December 2, 2021 for a five-year term beginning on January 1, 2022.

The National Development Plan is a five-year plan that establishes the main goals and objectives of President López Obrador during his term. The National Development Plan, which was published on July 12, 2019, includes, among other goals, the eradication of corruption in public administration, the promotion of economic welfare for the population with attention to the poorest and most vulnerable groups, the reduction of crime, delinquency and violence through a prevention-focused strategy, the promotion of participatory democracy and the establishment of foreign policy based on non-intervention, self-determination, cooperation for development, peaceful resolution of conflicts through dialogue and rejection of violence and war and respect for human rights. Overall, the Plan prioritizes a policy of “republican” austerity with strict compliance with the legal order and the separation of powers. In April 2020, in line with the National Development Plan, the President issued a decree establishing austerity measures for the federal executive branch in response to the COVID-19 pandemic, which remained in effect until December 31, 2020.

Judicial Branch

Mexico’s federal judicial branch (the Federal Judiciary) consists of the Suprema Corte de Justicia de la Nación (Supreme Court), the Tribunales Colegiados de Circuito (Circuit Courts), the Juzgados de Distrito (District Courts) and the Council of the Federal Judiciary. The Supreme Court is composed of eleven justices who serve fifteen-year staggered terms. Each Supreme Court justice is appointed by a two-thirds majority vote of the Senate from a pool of three candidates nominated by the President. Every four years, the members of the Supreme Court elect a Ministro Presidente (Chief Justice) from among themselves, who cannot be reelected for the immediately following term. The Council of the Federal Judiciary is in charge of administration, oversight and discipline of the Federal Judiciary’s personnel. It is composed of seven members. It is presided over by one of its members, the Chief Justice of the Supreme Court.

The Constitution grants powers of judicial review to the Federal Judiciary, including the power to declare laws unconstitutional. On February 14, 2019, in its first ever general declaration of unconstitutionality, the Supreme Court struck down as excessive a provision of the Ley Federal de Telecomunicaciones y Radiodifusión (Federal Telecommunications and Broadcasting Law) that provided for a minimum fine of 1% of a radio and television concessionaires’ and licensees’ taxable income for any violation of the regulatory framework not specifically provided for in the law.

On July 19, 2019, the Supreme Court invalidated certain provisions of the Ley Federal de Remuneración de los Servidores Públicos (Federal Public Servants Salary Law) and two articles of the Código Penal Federal (Federal Criminal Code), which established penalties for making excess salary and benefit payments or for not reporting receipt of excess payments, and ordered Congress to enact legislation on the invalidated provisions during the next regular legislative session. A new Federal Public Servants Salary Law was published in the Official Gazette on May 19, 2021.

The Constitution was amended on February 19, 2021 to allow the President of Mexico to be prosecuted for any crimes for which any ordinary citizen could be charged and tried. The Constitution was also amended on March 11, 2021 to introduce changes applicable to the judicial branch, with the aim of strengthening the judicial branch, ensuring adequate training and expediting the review of cases. The opinions decided by the Supreme Court with a majority of eight votes and by the Supreme Court’s Salas (Chambers) by a majority of four votes are binding on all judicial authorities of the Federation and the Federal Entities.

On May 19, 2021, the Congress amended the Ley Federal de Consulta Popular (Federal Referendum Law) to establish that when at least forty percent of citizens registered in the nominal voters list participate in a referendum, the result will be binding for the federal executive and legislative branches.

Legislative Branch

Legislative authority is vested in the Congreso de la Unión (Congress), which is composed of the Senate and the Chamber of Deputies. Under the Constitution, the President may veto bills and Congress may override such vetoes with a two-thirds majority vote of each chamber. Members of Congress are elected either directly by the popular vote of Mexican citizens who are eighteen years of age or older or through a proportional representation system. Under that system, a political party will nominate candidates to serve as federal deputies or senators on ordered nomination lists. Legislative seats are allocated to a political party, in the order specified in its nomination lists, based on the proportion of the votes cast for that political party during the relevant election, so long as that party receives at least three percent of the national vote, among other requirements. The Chamber of Deputies is composed of 500 members, of whom 300 are elected directly by voters in national congressional districts and the other 200 are elected through the proportional representation system. The Senate is composed of 128 members, of whom ninety-six are elected directly and the other thirty-two are elected through the proportional representation system. Once elected, senators serve a six-year term and are eligible for immediate reelection for up to one additional six-year term. Federal deputies serve a three-year term and are eligible for immediate reelection for up to three additional terms. Congressional elections for all 128 Senate seats and all 500 Chamber of Deputies seats were held on July 1, 2018. Another election for the Chamber of Deputies was held on June 6, 2021, and the next election for the Senate, which will coincide with an election for the Chamber of Deputies, will be held on June 2, 2024. The following table provides the distribution as of the end of 2021 of Congressional seats reflecting certain post-election changes in the party affiliations of certain senators and deputies. See “Recent Developments—United Mexican States—Form of Government” for a more recent distribution of Congressional seats.

Table No. 25 – Party Representation in Congress

	Senate(1)			Chamber of Deputies(1)
	Seats	% of Total		Seats	% of Total
MORENA	62	48.4		252	50.4
National Action Party	21	16.4		79	15.8
Institutional Revolutionary Party	13	10.2		49	9.8
Citizen Movement Party	8	6.3		24	4.8
Ecological Green Party of Mexico	6	4.7		44	8.8
Labor Party	4	3.1		11	2.2
Social Encounter Party	4	3.1		23	4.6
Democratic Revolution Party	3	2.3		12	2.4
Unaffiliated	6	4.7		6	1.2
Total	127	99.2	%(2)	500	100.0%

Note:	Percentages may not total due to rounding. Individual members of Congress may change party affiliations.
(1)	As of December 31, 2021.
(2)	As of December 31, 2021, there was one vacant seat in the Senate.

Source: Senate and Chamber of Deputies.

State Government

The head of the executive branch of each Mexican state, except for Mexico City, is a governor elected by popular vote. The head of the executive branch of Mexico City is a mayor, also elected by popular vote.

Criminal Justice

Mexico has an accusatory criminal justice system, in which defendants are presumed innocent until proven guilty. The Código Nacional de Procedimientos Penales (National Criminal Procedure Code) establishes nation-wide uniform criminal procedure rules following the principles set forth in the Constitution and in international treaties to which Mexico is party. Its goals include promoting an expedited legal process, increasing protection of victims and their rights, implementing the presumption of innocence and increasing respect for due process.

Mexico adopted a new law (the Ley de la Fiscalía General de la República, or National Prosecutor’s Office Law) on May 20, 2021 to reform the integration, structure, operation and powers of the Fiscalía General de la República (National Prosecutor’s Office), as well as the organization, responsibilities and ethical obligations of the Ministerio Público de la Federación (Public Ministry of the Federation), with the aim of better protecting human rights, due process and objectivity.

Internal Security

General

During recent years, the Government has heightened its efforts to combat organized crime, particularly as it relates to the activities of producing, processing and trafficking of narcotics, fuel theft and cyber-crimes. The Government has implemented various security measures and has strengthened its military and police forces.

INEGI’s Encuesta Nacional de Victimización y Percepción sobre Seguridad Pública 2021 (National Poll on Victimization and Perception of Public Security 2021) found that, excluding federal crimes such as narcotics trafficking and organized crime, which are not subject to victimization polling, local crimes and related security measures represented an approximate cost of Ps. 277.6 billion to Mexican households, or 1.85% of GDP, in 2020, compared to an approximate cost of Ps. 282.1 billion, or 1.53% of GDP, in 2019. This cost is the equivalent of Ps. 7,155 per person affected by local crimes.

As part of the National Development Plan, the Government is prioritizing an approach to security measures that focuses on the roots of criminality and violence. Among the actions to reduce internal security challenges, the Plan aims to promote education and employment for young people, increase social reintegration of ex-convicts, prevent and treat addiction, create regional and national processes of pacification and reconciliation among ex-convicts and the affected population and prevent money laundering.

To further the above goals, the Government enacted a set of laws on May 27, 2019 with the aim of ensuring peace and improving citizens’ quality of life through changes in education, healthcare, social welfare, human rights protections and counter-narcotics efforts, among others.

Specifically, the Ley de la Guardia Nacional (National Guard Law) creates a Guardia Nacional (National Guard) and sets forth the duties and administration of the National Guard, providing for coordination and collaboration with other federal and local public security institutions. The Ley Nacional Sobre el Uso de la Fuerza (National Law on the Use of Force) defines “use of force” and establishes when and how public security institutions may use force. The Ley Nacional del Registro de Detenciones (National Law of the Detentions Registry) creates the Registro Nacional de Detenciones (National Detentions Registry) to consolidate information on detentions at a national level with the aim of preventing human rights violations of detained persons, acts of torture, cruel, inhuman and degrading treatment and forced disappearances. The National Detentions Registry, which is part of the Sistema Nacional de Información en Seguridad Pública (National Public Security Information System), includes information on which stage in the criminal or administrative procedure each detainee is in and allows any interested person to search the registry for a detainee’s status. The Lineamientos para el Funcionamiento, Operación y Conservación del Registro Nacional de Detenciones (Guidelines for the Function, Operation and Conservation of the National Detentions Registry) help regulate the integration, operation, conservation and functioning of the National Detentions Registry.

In addition, within its Sistema Nacional de Seguridad Pública (National Public Security System), Mexico adopted the Modelo Nacional de Policía y Justicia Cívica (National Police and Civic Justice Model) in July 2019. The National Police and Civic Justice Model aims to strengthen municipal and state police forces and promote effective communication between these police forces and both the National Guard and the offices of the Attorney General. This model also calls for an adequate and sustainable financing system that gives professional police forces competitive salaries and sufficient equipment and infrastructure. In addition, it seeks to prevent and reduce the incidence of crime, in order to improve public perceptions of security and increase trust in public safety institutions.

In order to combat corruption and to increase security in Mexico’s customs and ports, on December 7, 2020, the Ley Orgánica de la Administración Publica Federal (Organic Law of the Federal Public Administration), the Ley de Navegación y Comercio Marítimos (Law on Maritime Navigation and Trade) and the Ley de Puertos (Law on Ports) were amended to transfer some of the powers of the Secretaría de Comunicaciones y Transportes (Ministry of Communication and Transportation), including the administration and surveillance of maritime and port security, to the Secretaría de Marina (Ministry of Marine).

High-level meetings between the Mexican and United States governments on their bilateral shared security strategy were convened on June 30 and July 1, 2021. This bilateral strategy aims to address internal security priorities including decreasing arms trafficking, reducing violence caused by organized crime and reducing drug production, trafficking and consumption with the goal of combatting violent crime.

To further promote regional security, on December 14, 2021 the Grupo de Alto Nivel de Seguridad México-Estados Unidos (U.S.-Mexico High Level Security Group, or GANSEG) met for the first time to launch the Entendimiento Bicentenario (Bicentennial Framework), which proposes a shared vision of regional security and collaboration, and establishes a comprehensive and long-term approach to guide future bilateral actions. At the meeting, GANSENG adopted a preliminary Action Plan focused on bilateral security cooperation, including, among other priority objectives, reducing substance abuse, homicides, and the trafficking of guns, humans and drugs.

Organized Crime, Arms Trafficking and Money Laundering

The Unidad de Inteligencia Financiera (Financial Intelligence Unit, or FIU) of the Ministry of Finance and Public Credit and the mayor of Mexico City have an agreement, signed on March 1, 2019, to exchange information to combat money laundering and the financing of terrorism. This agreement allows for greater coordination to prevent and detect assistance of any kind given to aid crime with resources of illegal origin.

The Ley Federal Contra la Delincuencia Organizada (Federal Law Against Organized Crime), the Ley de Seguridad Nacional (National Security Law), the Código Nacional de Procedimientos Penales (National Criminal Procedure Code), the Código Fiscal de la Federación (Federal Fiscal Code) and the Federal Criminal Code, which were all reformed on November 8, 2019, govern the treatment of specific tax offenses, which under certain circumstances may: (i) equate to organized crime, (ii) merit pretrial detention ex officio, (iii) are no longer eligible for conditional suspension and (iv) are no longer eligible for reparatory agreements. The November 8, 2019 reforms were intended to prevent, prosecute and more severely punish tax evasion and money laundering.

The Secretaría de Seguridad y Protección Ciudadana (Ministry of Citizen Security and Protection), on behalf of Mexico, and the United States agreed on January 16, 2020 to a bilateral program to reduce trafficking in firearms, drugs and financial assets by transnational crime networks, to reduce drug consumption and combat addiction and to treat fentanyl as a common problem. This agreement followed several 2019 discussions of the Grupo de Alto Nivel de Seguridad México-Estados Unidos (U.S.-Mexico High Level Security Group, or GANSEG) focused on combatting organized and cross-border crime.

In December 2019, the Ministry of Foreign Affairs, the Ministry of Citizen Security and Protection, the Office of the Federal Attorney General and representatives of certain countries of the European Union (EU), with the support of the Delegación de la Unión Europea en México (European Union Delegation in Mexico), agreed to initiate a collaborative process on matters of security in order to: (i) curb the illicit flow of weapons; and (ii) explore cooperation mechanisms for the exchange of information. In a separate meeting with the European Union Agency for Law Enforcement Cooperation (Europol), the Ministry of Citizen Security and Protection signed an acuerdo de trabajo (working arrangement), in effect as of July 1, 2020, to expand and deepen collaboration on security matters. The working arrangement guarantees a secure system for the exchange of information between the parties, linking Mexico with the police authorities of the member states of the EU, as well as with third countries and organizations associated with Europol.

Human Rights

Mexico has policies aimed at protecting human rights, including: (1) designated infrastructure and budgetary resources for the protection of human rights defenders and journalists; (2) a national coordination system, led by representatives of civil society, the Comisión Nacional de los Derechos Humanos (National Commission of Human Rights) and the Government, for identifying and reducing the risk of violence; and (3) the Fiscalía Especial para la Atención de Delitos Cometidos Contra la Libertad de Expresión (Special Prosecutor’s Office for Crimes Against Freedom of Expression), which conducts and resolves investigations in cases of violence against human rights defenders and journalists.

The Ley General en Materia de Desaparición Forzada de Personas, Desaparición Cometida por Particulares y del Sistema Nacional de Búsqueda de Personas (General Law on Forced Disappearances, Disappearances Committed by Individuals and the National Person Search System) aims to combat impunity and defend the rights of victims and their families by creating tools such as the Sistema Nacional de Búsqueda de Personas (National Person Search System), which is responsible for determining, executing and following up on missing persons searches, and the Comisión Nacional de Búsqueda (National Search Commission), which functions as a consultative and participatory body made up of victim’s family members, civil society organizations and federal and local prosecutors’ offices.

Cyber-Crimes and Cybersecurity

In 2017 and 2018, following a series of international cyber-attacks and cyber violations affecting participants in Mexico’s Sistema de Pagos Electrónicos (Interbanking Electronic Payment System), Mexico’s Policía Federal (Federal Police) issued guidance with technical recommendations for improved security of federal agencies’ computer equipment and Banco de México strengthened its data protection through a series of reforms and control measures aimed at improving its technological infrastructure protections, permitting additional operational verification and providing the Gerencia de Seguridad de Tecnologías (Technology Security Management) with supervisory powers over cybersecurity management. Mexico also has a collaboration protocol agreement between the Comisión Nacional de Seguridad (National Security Commission, or CNS) and corresponding agencies from other countries to manage cybernetic incidents linked to ransomware software.

The Bases de Coordinación en Materia de Seguridad de la Información (Coordination Bases on Information Security), which was signed in 2018 by representatives of six financial sector authorities, the Office of the Federal Attorney General, various trade associations from the Mexican financial sector and private financial entities, further strengthen the way financial sector authorities and entities respond and coordinate with one another when events occur that may threaten the information security in the Mexican financial system.

In August 2019, the Organization of American States (OAS) released a report titled Estado de la Ciberseguridad en el Sistema Financiero Mexicano (State of Cybersecurity in the Mexican Financial System), carried out with the support of the CNBV based on a survey of institutions from different sectors of the financial system. The information and data contained in the report helped guide the CNBV’s supervision, collaboration and communication and regulation of resources in order better prepare the financial system for cyber-attacks and information security issues.

On September 21, 2021, the Guardia Nacional (National Guard) published the Protocolo Nacional Homologado de Gestión de Incidentes Cibernéticos (Homologated National Protocol for the Management of Cyber Incidents). The protocol aims to strengthen cybersecurity in federal agencies, federal entities, autonomous constitutional bodies, academia and the private sector in order to better manage cybersecurity risks, maintain constitutional order, preserve democracy and contribute to the economic, social and political development of Mexico and its citizens.

Anti-Corruption

The Sistema Nacional Anticorrupción (National Anticorruption System) is the Government’s overarching institutional framework that seeks to combat corruption and bribery in public administration and governmental accounting. On January 29, 2020, the Coordinating Committee of the National Anticorruption System approved the Política Nacional Anticorrupción (National Anticorruption Policy, or PNA). The PNA establishes the Government’s strategy for fighting corruption and articulates around forty public policy priorities that guide the actions of all public institutions related to anti-corruption.

In addition to the National Anticorruption System, the Programa Nacional de Combate a la Corrupción y a la Impunidad, y de Mejora de la Gestión Pública 2019-2024 (National Program to Combat Corruption and Impunity, and Improvement of Public Management 2019-2024, or Program), sets out five priority objectives, specific actions for compliance and goals and measurement parameters. The Program, which was adopted in August 30, 2019, is mandatory for all government agencies, units and entities of the Administración Pública Federal (Federal Public Administration).

INEGI’s biannual Encuesta Nacional de Calidad e Impacto Gubernamental 2021 (National Poll on Governmental Quality and Impact 2021) found that approximately 14.7% of people who interacted with a public servant experienced at least one act of corruption. This poll also found that of the population aged eighteen years or older at the time of the survey, 47.1% had at least some trust in municipal governments, 45.1% had at least some trust in state governments and 54.1% had at least some trust in the federal government.

The same poll found that in 2021, acts of corruption cost an average of Ps. 3,044 per adult victim, or Ps. 9.5 billion total. The statistics also show that processes and services involving interactions with public safety authorities and the Public Prosecutor’s Office were the procedures with the highest incidence of corruption in 2021. INEGI’s Encuesta Nacional de Calidad Regulatoria e Impacto Gubernamental en Empresas 2020 (National Poll on Regulatory Quality and Governmental Impact on Businesses 2020) found that in 2020, 72.6% of business entities believed that the main motive for corruption was to expedite government processes.

Beginning July 18, 2016, the Secretaría de la Función Pública (Ministry of Public Administration) began undergoing a process of institutional strengthening through the implementation of the National Anticorruption System and the Plataforma Digital Nacional (National Digital Platform). Through the integration of six systems, four of which are currently in operation, with information on asset declarations, public contracts and complaints against public servants, among others, the National Digital Platform aims to be the primary source of information permitting the detection of corruption and facilitating the actions of the National Anticorruption System’s executing agencies.

There are several other programs and laws intended to further the Government’s efforts to combat corruption. These include the requirement that certain details of public officials’ personal finances be made public and the extending the scope of government extinción de dominio (seizures) to be permitted over assets related to a broader list of offenses now including acts of corruption and crimes committed by public officials.

In 2019, the Ministry of Public Administration banned for three years Constructora Norberto Odebrecht, S.A. and Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V., subsidiaries of Odebrecht S.A., from participating in any procurement process or entering into any contract with agencies and entities of the Federal Public Administration and the Office of the Federal Attorney General, as well as any agencies or entities of the states where federal resources are used. Previously, in 2018, the Ministry of Public Administration had banned Constructora Norberto Odebrecht, S.A. from participating in any procurement process or entering into any contract with agencies and entities of the Federal Public Administration and the Office of the Federal Attorney General, as well as any agencies or entities of the states where federal resources are used.

The Comité Técnico Especializado de Información Sobre la Corrupción (Specialized Technical Committee on Information About Corruption) was created on November 14, 2019 to generate accurate and reliable information regarding Mexico’s institutional capacities to: (i) understand and combat corruption, (ii) make decisions based on effective, concrete and verifiable evidence, (iii) promote the use and knowledge of information produced by INEGI and (iv) coordinate the generation, integration and dissemination of indicators to monitor and evaluate public policies.

The Ley Federal de Austeridad Republicana (Federal Republican Austerity Law), which went into effect on November 19, 2019, established a series of measures to govern public resource expenditures, reduce conflicts of interest among public servants, prevent misuse of privileged information by public servants and regulate the creation and use of public trusts to prevent them from being misused.

The Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) and the National Electoral Institute signed an agreement on March 1, 2021 to develop training strategies aimed at (i) preventing, detecting and punishing the improper use of public funds during any electoral process, and (ii) combatting crimes related to fiscal and financial matters.

On October 1, 2021, the Secretaría de la Función Pública (Ministry of Public Administration, or SFP) began operating the Bitácora Electrónica de Seguimiento de Adquisiciones (Electronic Procurement Follow-up Logbook, or BESA), a new online tool that allows the SFP to monitor the fulfilment and compliance of contracts for goods and services by suppliers and third parties entering into agreements with entities of the Federal Public Administration. The BESA can audit in real time 80% of the amount of public procurement throughout the SFP and will strengthen the SFP’s auditing systems. In the event of non-compliance with contracts, the BESA provides a system of supervisory alerts to review possible irregularities that can be prevented, investigated and, if necessary, sanctioned.

On October 27, 2021, a group of Ministers focused on anti-corruption efforts in the Community of Latin American and Caribbean States (CELAC) formally established the Grupo Especializado en la Prevención y Lucha contra la Corrupción (CELAC Specialized Group for the Prevention and Fight against Corruption, or GEPLC). GEPLC’s objective is to analyze and exchange best practices, experiences and information with respect to fighting corruption, as well as to promote and facilitate regional political coordination and collaboration among member states.

The Procuraduría Fiscal de la Federación (Federal Fiscal Attorney Office, or PFF) and the Confederación de Asociaciones de Agentes Aduanales de la República Mexicana (Confederation of Customs Brokers Associations of the Mexican Republic, or CAAAREM), signed a collaboration agreement on December 10, 2021 to combat tax evasion, smuggling and corruption in foreign trade. The agreement alerts customs agents to the risks and consequences of tax and customs offenses, and will develop the forms, mechanisms and conditions to create a compliance program, as well as related training, workshops, conferences and seminars.

Access to Information, Government Procurement and Transparency

The Government has enacted a number of legal and political measures to improve access to information and government transparency.

The Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Access to Information and Protection of Private Data, or INAI), which operates as an autonomous legal entity, aims to guarantee the rights to public information access and personal data protection set forth in the Constitution and to strengthen a culture of transparency, accountability and due treatment of personal data in order to promote an inclusive and participatory society.

The Ley Federal de Transparencia y Acceso a la Información Pública (Federal Law of Transparency and Access to Public Information) establishes the sanctioning authority of the INAI, ensures the right of access to information held by governmental entities and sets forth transparency obligations for the military, several Government agencies and commissions, productive state-owned companies and productive subsidiaries.

The Ministry of Public Administration makes all current and historical information regarding public servants’ declaraciones patrimoniales (declarations of assets and interests) publicly available in open data on a designated Government website.

The Government’s Contrataciones Abiertas (Open Contracting Platform), a collaboration with the INAI, Transparencia Mexicana, A.C. (Mexican Transparency), the World Bank, the Alianza Internacional para las Contrataciones Abiertas (Open Contracting Partnership) and the Global Initiative for Fiscal Transparency, was established to prevent corruption, produce more confidence in private sector providers and increase trust in institutions.

The Alianza para las Contrataciones Abiertas (Alliance for Open Contracting) is composed of the Office of the President’s Coordinación de Estrategia Digital Nacional (National Digital Strategy Coordination), the Ministry of Finance and Public Credit, the Ministry of Public Administration, the INAI and Transparencia Mexicana A.C. (Mexican Transparency). In March 2018, the Alliance for Open Contracting presented the Estándar de Datos de Contrataciones Abiertas para México (Open Contracting Data Standard for Mexico) to meet the transparency obligations under the Federal Law of Transparency and Access to Public Information.

The Government also adheres to several plans, including the Plan Nacional de Socialización del Derecho de Acceso a la Información (National Plan for the Socialization of the Right of Access to Information) and the Cuarto Plan de Acción 2019-2021 (Fourth Plan of Action 2019-2021, or 4PA), implemented in December 2018 and 2019, respectively, which seek to improve the public’s access to information, government transparency, accountability and citizen participation.

The Sistema de Seguimiento y Atención de Recomendaciones Internacionales en Materia de Derechos Humanos (System for Monitoring and Addressing International Human Rights Recommendations, or SERIDH), a computer platform that systematizes the approximately 3,500 recommendations and action items that treaty bodies have made to Mexico since 1994, was presented by the Ministry of Foreign Affairs on February 21, 2020. The SERIDH links the recommendations and the action items received with the United Nations’ Sustainable Development Goals of the 2030 Agenda.

Foreign Affairs, International Organizations and International Economic Cooperation

Mexico has diplomatic ties with 193 countries and is a charter member of the United Nations. Mexico is a signatory, along with Canada and the United States, of the United States-Mexico-Canada Trade Agreement (USMCA), and is a member of the European Bank for Reconstruction and Development (EBRD), the IDB, the International Finance Corporation (IFC), the International Monetary Fund (IMF), the OAS, the Community of Latin American and Caribbean States (CELAC) and the World Bank. It is also a non-borrowing regional member of the Caribbean Development Bank (CDB) and a full member of CAF Development Bank of Latin America (CAF).

In June 2019, Mexican and U.S. officials agreed to implement a series of actions to reduce the amount of trafficking and human smuggling across their shared border. The parties also agreed that asylum seekers will remain in Mexico pending the resolution of their cases in the United States and be provided with protection, employment opportunities, healthcare and education. The National Guard has also been deployed to Mexico’s southern border, as part of the Government’s previous plan to support immigration officials.

Representatives of Mexico and the United States met on July 21, 2019 and September 10, 2019 to analyze the progress of the June 2019 agreement on immigration. Since its implementation, there has been a reduction every month in the number of apprehensions by U.S. authorities in U.S. territory. Additional checkpoints were set up on Mexico’s northern and southern borders. In addition, hundreds of rescue operations have been carried out against alleged migrant traffickers on foot and via railways and vehicles like tractor-trailers and buses. The Government has also made efforts to offer opportunities to migrants, particularly from Central America.

To mitigate the short- and long-term adverse social and economic effects of the COVID-19 pandemic in allied countries, on June 12, 2020, the EU launched the “Team Europe” program, a global aid package of over €20 billion (Ps. 520 billion). The program allocated €8 million (Ps. 200 million) to tackle Mexico’s most immediate needs, including, among others, supporting the public health system, facilitating on-line education for children and protecting vulnerable groups such as women at risk of violence, immigrants, human rights defenders, journalists and victims of human rights violations. The program also enables the exchange of technical assistance and best practices related to crime prevention and access to justice.

Mexico was re-elected as a non-permanent member of the United Nations Human Rights Council (UNHRC) for a two-year term on October 13, 2020. In addition, Mexico began its two-year term as a non-permanent member of the United Nations Security Council (UNSC) and three-year term as a member of the United Nations Economic and Social Council (ECOSOC) on January 1, 2021.

At the CELAC summit of January 8, 2020, Mexico assumed the role of Presidency Pro Tempore of CELAC from January 2020 to January 2021, which has been extended to January 2022. On May 27, 2021, Mexico also assumed the Presidency of the Consejo de Ministros de la Asociación de Estados del Caribe (Council of Ministers of the Association of Caribbean States, or AEC) for a one-year term.

On July 23, 2021, Mexico and Panama signed the Acuerdo de Asociación Estratégica (Strategic Partnership Agreement), aimed at promoting dialogue and cooperation on bilateral, regional and multilateral issues. The Agreement is focused on strengthening the economic relationship between the two countries, including through treaties relating to trade and investment.

The U.S.-Mexico High-Level Economic Dialogue (HLED) was reactivated on September 9, 2021, with the goal of advancing strategic economic, social and commercial priorities between the two countries. The HLED has four central pillars: (1) strengthening supply chains and facilitating trade between the U.S. and Mexico; (2) promoting economic, social and sustainable development in southern Mexico and Central America to address the structural causes of emigration in northern Central America; (3) mitigating cyber threats and improving the flow of data between the two countries; and (4) training and promoting a more educated and competitive workforce, as well as integrating small- and medium-sized businesses into regional value chains. On December 13, 2021, the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs), the Secretaría de Economía (Ministry of Economy) and the Ministry of Finance and Public Credit, along with the current U.S. administration, presented the working plan derived from the HLED, which includes more than ten concrete projects based on the four pillars.

Mexico was a signatory at the establishment of the Latin American and Caribbean Space Agency (ALCE) on September 18, 2021. ALCE is an international organization aimed at coordinating cooperation in space technology, research, exploration, and related applications to strengthen the comprehensive and sustainable development of a regional space program. The Agency will enhance the region’s capabilities in observation systems for use in agriculture, natural disasters, security and surveillance, oceanography, meteorology, exploration of natural resources and urban intelligence and cartography.

Mexico was reelected to the International Maritime Organization (IMO) Council during the 32nd IMO General Assembly on December 10, 2021. Mexico is a founding member of the IMO and has actively participated in the IMO Council’s work to develop and implement international instruments and to cooperative actions in the areas of safety, protection of the marine environment, technical cooperation and training.

Mexico also has a number of international agreements in place that promote economic cooperation. See “Environment—Environmental Policies” below and “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Relations and Agreements.”

Environment

Environmental Policies

Mexico’s principal environmental concerns include promoting and generating resources and benefits through the conservation and restoration of Mexico’s natural heritage with innovative economic, financial and public policy instruments, as well as promoting the consumption of environmental goods and services. The Constitution grants all citizens the right to a healthy environment for their development and welfare. This right is guaranteed through an established framework of laws, regulations, decrees and municipal ordinances that address the protection of the environment. The base for Mexico’s environmental policy is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Balance and Environmental Protection), which seeks to, among other things: (1) guarantee the right of every person to live in a healthy environment for their development and welfare; (2) define the principles of environmental policy and mechanisms for its execution; and (3) preserve and protect biodiversity and administer protected natural areas. Mexican law also requires that economic growth be conditioned on the protection of the environment.

The Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT) creates and advises on government environmental policies. The Ley General de Desarrollo Forestal Sustentable (General Law for Sustainable Forest Development), published on June 5, 2018, regulates and promotes the integral and sustainable management of forest territories, as well as conservation, protection, restoration, production, management, cultivation and use of the country’s forest ecosystems.

SEMARNAT also collaborates with the agencies of other governments and international organizations, including the German Agency for International Cooperation (GIZ) and the United Nations Educational, Scientific and Cultural Organization (UNESCO), to, among other things, support Mexican institutions in the development and implementation of policies, programs and measures to manage water resources to promote sustainable use at local and national levels and reduce greenhouse gas emissions and air pollutants generated by cargo and passenger vehicles.

On September 16, 2019, SEMARNAT announced that Mexico had achieved a 99% reduction in the consumption of ozone-depleting substances. As of June 2020, the use of hydrochlorofluorocarbons had declined by 79.5% as compared to 2014.

On October 5, 2021, the Instituto Nacional de Ecología y Cambio Climático (National Institute of Ecology and Climate Change) presented an update on the Inventario Nacional de Emisiones de Gases y Compuestos de Efecto Invernadero 1990-2019 (National Inventory of Greenhouse Gas and Compound Emissions, or INEGYCEI). The INEGYCEI reported that in Mexico, the energy sector is the largest contributor to greenhouse gas emissions (64%), followed by the agriculture, forestry and land use change (19%), industrial processes and product use (10%) and waste (7%) sectors.

In addition to SEMARNAT, the Government has a number of entities that, among other things, monitor compliance with environmental regulations, preserve biodiversity, promote sustainable development policies, promote conservation and reforestation and generate and use scientific and technical knowledge to protect the environment, preserve and restore ecology and mitigate climate change concerns in the country.

In June 2020, SEMARNAT announced the Diagnóstico Básico para la Gestión Integral de Residuos 2020 (Basic Diagnosis for Comprehensive Waste Management 2020, or DBGIR 2020), a study that identifies Mexico’s generation and management of different types of waste, as well as emerging issues including marine pollution and energy use of waste.

Transportation-related pollution accounts for the vast majority of air pollution in Mexico City and, indirectly, for the vast majority of ozone emissions present in the atmosphere. As a result, curbing transportation-related pollution is a primary objective of the Government’s anti-pollution programs. In June 2019, the government of Mexico City authorized Ps. 145 billion for the Programa Ambiental y de Cambio Climático para la Ciudad de México 2019-2024 (Environmental and Climate Change Program for Mexico City 2019-2024). The program’s goals are to improve environmental conditions and public health and to promote employment and the economy in the country’s capital. It focuses on seven main areas: (1) re-vegetating portions of the city and countryside, (2) rescuing bodies of water, (3) implementing sustainable water management, (4) achieving “zero waste,” (5) focusing on integrated and sustainable mobility, (6) improving air quality and (7) creating cities more reliant on solar energy.

All new cars driven in Mexico City and several other cities in Mexico must be equipped with emissions control equipment that meets U.S. performance standards, and the Government has established maximum permissible limits for the emission of various atmospheric pollutant gases and particles from the exhaust of new engines and certain new motor vehicles that use diesel as fuel. Mexico City continues to enforce Hoy No Circula (No Driving Today), a program requiring one-fifth of the City’s private vehicles to be kept out of circulation each weekday and which is periodically expanded to regulate weekend driving and upon detection of high levels of pollution in the city. Vehicles satisfying emissions standards may be used daily if certain emissions standards tests are satisfied. In addition, in December 2019 the Government announced a measure to grant vehicle verification holograms that assess fuel economy and determine a vehicle’s circulation restrictions on Hoy No Circula.

The Mexico City government uses a mobile laboratory to measure the air quality of four locations within Mexico City as part of its efforts to curb air pollution within the city. Within the Zona Metropolitana del Valle de México (Metropolitan Area of the Valley of Mexico), Government measures to improve air quality include regulations on volatile organic compounds in household products to lower the amounts of ozone-depleting materials in these products, regulations on motorcycle emissions to encourage manufacturers to introduce clean technologies and advanced emission control systems, better fire management and prevention practices and restrictions on cargo transports at certain times.

Industry-related pollution, mostly caused by industries located within the Valley of Mexico, which includes Mexico City, also greatly contributes to Mexico’s air pollution levels. While most of the manufacturing sector has relocated to areas outside of the Valley of Mexico, a significant percentage of Mexico’s manufacturing output still originates from plants within this area. Government authorities have attempted to address this industry-related pollution in several ways, including by discouraging the construction of new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara, and by requiring certain types of plants to reduce operations or temporarily close when the concentration of pollutants in the air rises to certain levels.

The Secretaría de Agricultura y Desarrollo Rural (Ministry of Agriculture and Rural Development, or Ministry of Agriculture) also works to promote environmental initiatives in rural settings. The Comisión Nacional de las Zonas Áridas (National Commission of Arid Zones, or Arid Zones Commission) develops arid and uncultivated regions in Mexico. The Arid Zones Commission focuses on restoring productivity and promoting practices for soil conservation and rainfall harvesting, including through promoting the conservation, sustainable use and management of soil, water and vegetation used in primary production. These goals are accomplished by encouraging rural communities to: (1) invest in conservation projects; (2) establish and develop procedures for the collection, storage and treatment of rainwater; and (3) employ the use of vegetation cover.

The Ley de Transición Energética (Energy Transition Law) aims to combat climate change by promoting cleaner energy sources. The law establishes a program of clean energy certificates and sets as a goal for Mexico to generate at least 30% and 35% of its electricity supply from clean energy sources by 2021 and 2024, respectively. On February 7, 2020, the Government updated the Estrategia de Transición para Promover el Uso de Tecnologías y Combustibles más Limpios (Transition Strategy to Promote the Use of Cleaner Technologies and Fuels). The strategy contains three main objectives based on a medium-term planning component for a period of fifteen years and a long-term planning component for a period of thirty years: (i) to establish set goals and a roadmap to implementing a cleaner and more sustainable energy sector in Mexico, (ii) to promote the reduction of pollutant emissions from the electrical industry and (iii) to reduce, under conditions of economic viability, Mexico’s dependence on fossil fuels as a primary source of energy. According to an October 2020 report published by the Programa de Desarrollo del Sistema Eléctrico Nacional 2020-2034 (National Electricity System Development Program 2020-2034, or PRODESEN), in 2020 Mexico generated 25.5% of its electricity with clean sources.

The Programa Nacional Hídrico 2020-2024 (National Water Program 2020-2024) and the Programa Nacional Forestal 2020-2024 (National Forest Program 2020-2024) were both adopted at the end of December 2020. The National Water Program aims to address (i) insufficient and inequitable access to drinking water and sanitation services, (ii) inefficient use of water that affects the population and economic sectors, (iii) human and material losses due to extreme hydrometeorological phenomena and (iv) quantitative and qualitative deterioration of water in basins and aquifers, and has specific goals and measurement parameters to evaluate compliance and successful implementation. The National Forest Program aims to help Mexico achieve international commitments in forestry matters while promoting sustainable development. Both programs are mandatory for all government agencies, units and entities of the Federal Public Administration.

Two new environmental-related programs were established in November 2021. The Programa Nacional de Remediación de Sitios Contaminados 2021-2024 (National Program for Remediation of Contaminated Sites 2021-2024), published on November 5, aligns with Mexico’s commitments under the Stockholm and Minamata Conventions and has three main objectives: (i) to strengthen the National Inventory of Contaminated Sites in order to assist decision-making in dealing with contaminated sites, (ii) to promote remediation actions at contaminated sites, and (iii) to strengthen the regulatory framework around the remediation of contaminated sites. The Programa Especial de Cambio Climático 2021-2024 (Special Climate Change Program 2021-2024), published on November 8, has four main objectives: (i) to reduce the vulnerability of the population, ecosystem and infrastructure to climate change by strengthening adaptation processes and increasing resilience, (ii) to reduce greenhouse gas emissions, (iii) to promote actions and policies that prioritize the generation of environmental, social and economic co-benefits, and (iv) to strengthen coordination mechanisms, financing and implementation strategies among various levels of government, prioritizing inclusion and human rights. Both the National Program for Remediation of Contaminated Sites and the Special Climate Change Program describe the sources of funding for implementation and specific targets to achieve the main objectives.

International Agreements

Mexico is a party to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (UNFCCC), a party to the Montreal Protocol on Substances That Deplete the Ozone Layer, a signatory to the Paris Agreement, a signatory to the Acuerdo en Materia de Cooperación Ambiental entre los Gobiernos de los Estados Unidos Mexicanos, de los Estados Unidos de América y de Canadá (U.S.-Mexico-Canada Environmental Cooperation Agreement), a signatory to the Declaración Voluntaria de Líderes por la Naturaleza y las Personas (Leaders’ Pledge For Nature), a signatory to the Minamata Convention on Mercury, a party to the High Level Panel for a Sustainable Ocean Economy (the Ocean Panel), a party to the Acuerdo Regional sobre el Acceso a la Información, la Participación Pública y el Acceso a la Justicia en Asuntos Ambientales en América Latina y el Caribe (Regional Agreement on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean) and a party to the High Ambition Coalition (HAC) for Nature and People.

Mexico, along with Argentina, Bolivia, Ecuador, Paraguay, Peru, Uruguay, is working on the Sistema Integral Regional de Información Satelital (Integrated Regional Satellite Information System, or SIRIS). The platform will allow Mexico access to relevant satellite data to (i) receive information on relevant variables in the agricultural and forestry sectors, (ii) monitor forest fires and other important meteorological variables and (iii) receive disease risk stratification maps and information to visualize values of socio-environmental and social indicators that predispose the spread of certain diseases at a regional level.

In connection with the international commitments undertaken with respect to the Paris Agreement, the Government published the preliminary bases of the Pilot Program for the Emissions Trading System. The Pilot Program for the Emissions Trading System began on January 1, 2020 and will continue for three years. It regulates companies in the energy and industrial sectors, including, among others, electricity generation; cement, iron and steel production; and refinement.

The Acuerdo Regional sobre el Acceso a la Información, la Participación Pública y el Acceso a la Justicia en Asuntos Ambientales en América Latina y el Caribe (Regional Agreement on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean) entered into force in Mexico on April 22, 2021. The agreement aims to guarantee the rights of access to environmental information, public participation in the environmental decision-making process and access to justice in environmental matters in Latin America and the Caribbean.

At the 26th United Nations Climate Change Conference held on November 2, 2021, Mexico joined the Declaration on Forests and Land Use, aimed at halting and reversing forest loss and land degradation by 2030 by promoting sustainable development and inclusive rural transformation. Mexico simultaneously joined the Global Methane Pledge, aimed at reducing global methane emissions by at least 30 percent from 2020 levels by 2030.

On December 1, 2021, Mexico adopted the Amendment to the Basel Convention on the Control of Transboundary Movements of Hazardous Waste and its Disposal, aimed at reducing the generation of hazardous waste, ensuring that hazardous materials are disposed of in an environmentally sound manner and promoting international cooperation and monitoring mechanisms.

Natural Disaster Policies

The Fondo de Desastres Naturales (Natural Disasters Fund, or FONDEN) was a financial vehicle that the Government established to support ex-post disaster risk management activities related to emergencies, recovery and reconstruction, including to apply resources to mitigate the effects caused by natural disasters within the framework of the Sistema Nacional de Protección Civil (National Civil Protection System) and the Reglas Generales del Fondo de Desastres Naturales (General Regulations for the Natural Disasters Fund). The process to liquidate the fund began in 2021, with the remainder of resources reverting to the Treasury and allocated by the Ministry of Finance and Public Credit for the attention of natural disasters, as well as to cover any prior obligations of FONDEN.

As of 2021, the Expenditure Budget must include specific provisions to carry out preventive actions or execute programs and projects to address damages caused by natural disasters within the framework of the National Civil Protection System, the Lineamientos de Operación Específicos para atender los daños desencadenados por fenómenos naturales perturbadores (Specific Operating Guidelines for dealing with damage caused by natural disasters), the Programa para la Atención de Emergencias por Amenazas Naturales (Natural Hazards Emergency Response Program) and the Disposiciones específicas que establecen los mecanismos presupuestarios para ejecutar programas y proyectos para atender los daños ocasionados por fenómenos naturales (Specific provisions that establish the budgetary mechanisms to implement programs and projects to address damages caused by natural disasters).

During 2021, the Government authorized Ps. 14.6 billion for reconstruction projects related to infrastructure damaged by natural disasters, as well as for emergency and disaster aid.

Mexico has two agreements with the IBRD that, through the IBRD’s Capital at Risk Notes program, help to insure Mexico against natural disaster risks by supporting Mexico’s catastrophe bonds issuances: (1) an August 4, 2017 agreement insuring Mexico against earthquakes and tropical cyclones for an aggregate amount of U.S.$360 million and (2) a February 7, 2018 agreement insuring Mexico against earthquake risks for an aggregate amount of U.S.$260 million. The February 7, 2018 agreement was made in the context of the IBRD’s issuance of five series of catastrophe-linked Capital at Risk Notes covering the four Pacific Alliance countries.

In March 2020, the World Bank issued four tranches of Catastrophe bonds (CAT bonds), providing FONDEN with U.S.$485 million of insurance coverage against losses caused by earthquakes and hurricanes during a four-year period. In exchange, FONDEN pays the World Bank a premium that the World Bank transfers to the holders of the CAT bonds, which include dedicated CAT bond funds, asset management companies, pension funds, hedge funds and reinsurance companies. Following the liquidation of the FONDEN in 2021, all rights and obligations pursuant to its agreement with the World Bank were transferred to the Federal Government through the Ministry of Finance.

Through the Seguro Catastrófico (Catastrophe Insurance), the Government has a natural disasters-related insurance policy that is valid from July 2021 until July 2022. This policy provides financial protection to budgetary resources for reconstruction of damage due to a natural disaster and offered coverage of up to Ps. 5,000 million, activated by natural disasters that exceed a minimum level of damage of Ps. 275 million and cumulative damage of Ps. 750 million.

In response to the September 7 and September 19, 2017 earthquakes, the Government authorized Ps. 6,844.4 million for immediate support and Ps. 22,810.3 million for reconstruction as of April 30, 2018. The majority of these funds are expected to be spent on homes, education, archaeological and historical monuments, roads and water. Following the earthquakes, Mexico received a payment of U.S.$150 million from the IBRD, representing the maximum payment for an earthquake under the terms of the August 4, 2017 agreement. In 2021, the Programa Nacional de Reconstrucción (National Reconstruction Program) received Ps. 2.436 billion from several sources, including FONDEN, the Federal Expenditure Budget and other foundations, to finance disaster relief activities.

After the earthquakes in September 2017, priority areas were identified according to the nature and magnitude of the damage caused by the earthquakes. The advances in reconstruction work and the resources exerted differ for each affected area. The Government and the Mexico City government have created websites where the general public can monitor the progress of the various reconstruction efforts in the areas affected by these earthquakes.

The Government has been following the Reglas de Operación del Programa Nacional de Reconstrucción (Operating Rules of the National Reconstruction Program). Targeted at communities impacted by the earthquakes, these guidelines establish general criteria and mechanisms to aid inter-institutional collaboration between the Comisión Nacional de Vivienda (National Housing Commission, or CONAVI), the Instituto Nacional de la Infraestructura Física Educativa (National Institute of Physical Infrastructure for Education, or INIFED), the Health Ministry and Secretaría de Cultura (Ministry of Culture), state and municipal governments and private actors in order to rebuild housing and physical educational and health infrastructures, as well as the restoration, rehabilitation, maintenance and training for the preservation and conservation of cultural, historical, archaeological and artistic assets.

The Ley General de Protección Civil (General Civil Protection Law) created and regulates the National Civil Protection System, which includes and coordinates risk management procedures across the private sector and all levels of the public sector. Pursuant to the General Civil Protection Law, each state is responsible for the creation and administration of a Fondo de Protección Civil (Civil Protection Fund) to promote the training, equipment and systematization of their Unidades de Protección Civil (Civil Protection Units) including resources provided by each state, as well as federal subsidies, to the extent available.

Mexico’s Sistemas de Alerta Temprana (Early Warning Systems), consisting of a set of land, sea, air and space monitoring instruments, can timely disseminate meaningful warnings to the population through telecommunications equipment about possible life threatening natural disasters and other extreme events or hazards. These Early Warning Systems include the Servicio Sismológico Nacional (National Seismology System), Sistema de Alerta Sísmica Mexicano (Mexican Seismic Alert System), Sistema de Monitoreo del Volcán Popocatépetl (Popocateptl Volcano Monitoring System), Sistema de Alerta Temprana para Ciclones Tropicales (Early Warning Tropical Cyclone System), Sistema Nacional de Alerta de Tsunamis (National Tsunami Alert System), Sistema de Alerta Temprana de Incendios en México (Early Warning Wildfire System) and Servicio Meteorológico Nacional (National Meteorological System).

On October 30, 2019, the Centro Nacional de Prevención de Desastres (National Center for Disaster Prevention, or CENAPRED), presented the Guía para la Reducción del Riesgo Sísmico (Guide for Seismic Risk Reduction), which constitutes the preventive and preparedness component of the Government’s “Prevensismo” plan. The guide was designed to complement federal and local plans which respond and attend to seismic emergencies that impact Mexico.

THE ECONOMY

General

According to World Bank data, the Mexican economy, as measured by 2020 GDP (at current prices in U.S. dollars), is the fifteenth largest in the world. The Mexican economy had a real GDP of Ps. 17,790.2 billion in 2021 and a decrease in GDP of Ps. 332.07 billion between 2017 and 2021, an annual average decrease of 0.34% each year.

The Programa Especial para Productividad y Competitividad 2020-2024 (Special Program for Productivity and Competitiveness 2020-2024), published in the Official Gazette on December 31, 2020, is aimed at boosting productivity, development and growth, through greater financial inclusivity, infrastructure development, greater inclusion of women and youths in labor, boosting corporate competition and promoting the rule of law, among other means. The program has specific goals and measurement parameters to evaluate compliance and successful implementation and is mandatory for all government agencies, units and entities of the Federal Public Administration.

The Role of the Government in the Economy; Privatization

Over the past several decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures include: (1) constitutional amendments and legislation allowing the Government to permit private participation in railways and satellite communications; (2) legislation permitting Mexican private-sector companies to engage in the storage, distribution and transportation of natural gas; (3) the privatization of airports, seaports and highways; (4) civil aviation legislation allowing private companies to secure thirty-year concesiones (concessions) to operate commercial air transportation services within Mexico; and (5) constitutional amendments and legislation allowing the Government to permit private sector participation in oil extraction and the production and distribution of electricity.

As of December 31, 2021, there were 299 Government-owned or controlled entities. These entities include: (1) empresas de participación estatal mayoritaria (enterprises that are majority-owned by the Government); (2) organismos descentralizados (decentralized instrumentalities); (3) fideicomisos públicos (public trusts); and (4) empresas productivas del estado (productive state-owned companies), including their empresas productivas subsidiarias (productive state-owned subsidiaries). Majority-owned enterprises include banking development institutions, such as the Banco del Bienestar, S.N.C. (Bank of Wellbeing), an institution that promotes savings, use and promotion of technological innovation and financial and gender inclusion to individuals and companies that have limited access to credit. The decentralized instrumentalities are independent legal entities that generally have technical, operational, budgetary and managerial autonomy, such as the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB), which seeks to guarantee bank deposits, mainly for small and medium-sized savers, and provide solutions to banks with solvency issues, contributing to the stability of the banking system and safeguarding the national payment system. Public trusts are public entities created to provide a public good or right in the service of a defined objective, such as the Fondo Nacional de Fomento al Turismo (National Fund for Tourism Development), which seeks to identify sustainable investment projects in the tourism sector oriented toward regional development, job creation, economic development, social welfare and the improvement of quality of life. Productive state-owned companies are companies that are entirely owned by the Government. Mexico’s productive state-owned companies are PEMEX, which, through its productive state-owned subsidiaries, engages in the exploration, production, industrial transformation, logistics and marketing of hydrocarbons, and CFE, which, through its productive state-owned subsidiaries, promotes the efficient operation of the electricity sector and open access to the Red Nacional de Transmisión (National Transmission Network) and Redes Generales de Distribución (General Distribution Networks).

During recent years, Congress has adopted a series of laws that increase the scope of private and foreign participation in key sectors of the Mexican economy. For example, FONADIN serves as the financial platform for developing infrastructure projects with the participation of the public and private sectors. In addition, under the Ley Federal de Austeridad Republicana (Federal Republican Austerity Law), the Government prioritizes the use of public tender processes for the award of purchase, lease and service contracts. For more information on measures to increase the scope of foreign and private participation in the petroleum and petrochemicals and electric power sectors of the economy, see “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals” and “The Economy—Principal Sectors of the Economy—Electric Power.”

An executive agreement aimed at improving the execution of public infrastructure projects to align with stated budgetary and social benefits goals was published in the Official Gazette on November 22, 2021. Under this decree, Federal Public Administration entities are instructed to grant within five business days a provisional authorization to commence certain public infrastructure projects considered to be in the interest of public and national security.

The Acuerdo para el Fortalecimiento Económico y la Protección de la Economía Familiar (Agreement for Economic Strengthening and Protection of the Economy of the Family) aims to strengthen the domestic market in Mexico with a focus on protecting the economic well-being of Mexican families, increasing investment and maintaining job creation, economic growth and competitiveness.

Gross Domestic Product

The following tables set forth Mexico’s real GDP and expenditures, in pesos and in percentage terms, for the periods indicated.

Table No. 26 – Real GDP and Expenditures (In Billions of Pesos)(1)

	2017		2018(2)		2019(2)		2020(2)		2021(2)
GDP	Ps.	18,122.3	Ps.	18,520.0	Ps.	18,485.6	Ps.	16,975.8	Ps.	17,790.2
Add: Imports of goods and services		6,484.6		6,901.5		6,851.3		5,910.3		6,718.0

Total supply of goods and services		24,606.8		25,421.6		25,336.9		22,886.1		24,508.2
Less: Exports of goods and services		6,376.7		6,759.5		6,858.8		6,358.7		6,800.5

Total goods and services available for domestic expenditure	Ps.	18,230.1	Ps.	18,662.0	Ps.	18,478.0	Ps.	16,527.4	Ps.	17,707.7
Allocation of total goods and services:
Private consumption		12,139.3		12,450.3		12,495.4		11,183.6		12,016.3
Public consumption		2,143.1		2,204.3		2,165.0		2,166.7		2,187.4
Total consumption		14,282.3		14,654.6		14,660.5		13,350.3		14,203.7

Total gross fixed investment		3,716.4		3,746.5		3,569.1		2,933.0		3,227.3
Changes in inventory		143.0		130.3		100.8		24.2		60.7

Total domestic expenditures	Ps.	18,141.7	Ps.	18,531.3	Ps.	18,330.4	Ps.	16,307.6	Ps.	17,491.7

Errors and Omissions		88.4		130.7		147.7		219.8		216.0

Note:	Numbers may not total due to rounding.
(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Table No. 27 – Real GDP and Expenditures (As a Percentage of Total GDP)

	2017	2018(1)	2019(1)	2020(1)	2021(1)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	35.8	37.3	37.1	34.8	37.8

Total supply of goods and services	135.8	137.3	137.1	134.8	137.8
Less: Exports of goods and services	35.2	36.5	37.1	37.5	38.2

Total goods and services available for domestic expenditures	100.6%	100.8%	100.0%	97.4%	99.5%
Allocation of total goods and services:
Private consumption	67.0%	67.2%	67.6%	65.9%	67.5%
Public consumption	11.8	11.9	11.7	12.8	12.3

Total consumption	78.8	79.1	79.3	78.6	79.8
Total gross fixed investment	20.5	20.2	19.3	17.3	18.1
Changes in inventory	0.8	0.7	0.5	0.1	0.3

Total domestic expenditures	100.1%	100.1%	99.2%	96.1%	98.3%

Errors and Omissions	0.5%	0.7%	0.8%	1.3%	1.2%

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 28 – Real GDP by Sector

(In Billions of Pesos)(1)

	2017		2018(2)		2019(2)		2020(2)		2021(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	579.0	Ps.	594.0	Ps.	592.3	Ps.	594.1	Ps.	611.3
Secondary Activities:
Mining		949.0		897.0		857.6		851.3		865.2
Utilities		267.6		287.7		286.0		269.3		267.9
Construction		1,284.4		1,286.6		1,224.0		1,008.5		1,081.6
Manufacturing		2,880.0		2,933.1		2,938.8		2,657.7		2,885.5
Tertiary Activities:
Wholesale and retail trade		3,153.0		3,250.1		3,221.4		2,933.8		3,235.4
Transportation and warehousing		1,164.3		1,201.5		1,200.3		958.3		1,102.5
Information		527.8		557.4		577.1		569.9		588.0
Finance and insurance		840.3		881.9		900.6		851.3		822.3
Real estate, rental and leasing		2,004.3		2,038.4		2,064.0		2,058.0		2,104.1
Professional, scientific and technical services		342.3		348.8		348.5		339.0		359.1
Management of companies and enterprises		103.3		109.7		108.5		116.1		118.2
Administrative and support and waste management and remediation services		635.8		664.7		695.6		702.8		522.7
Education services		681.4		684.9		687.9		672.4		665.9
Health care and social assistance		381.6		392.9		398.5		389.2		420.5
Arts, entertainment and recreation		76.3		78.0		77.4		43.9		58.2
Accommodation and food services		397.0		405.7		412.2		227.9		303.4
Other services (except public administration)		360.2		362.9		367.8		308.5		315.6
Public administration		702.4		725.8		710.0		714.5		711.6

Gross value added at basic values		17,329.8		17,701.3		17,668.4		16,266.5		17,038.7
Taxes on products, net of subsidies		792.5		818.8		817.2		709.3		751.4

GDP	Ps.	18,122.3	Ps.	18,520.0	Ps.	18,485.6	Ps.	16,975.8	Ps.	17,790.2

Note:	Numbers may not total due to rounding.
(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 29 – Real GDP Growth by Sector

(Percent Change Against Prior Year)(1)

	2017	2018(2)	2019(2)	2020(2)	2021(2)
GDP (constant 2013 prices)	2.1%	2.2%	(0.2)%	(8.2)%	4.8%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	3.4	2.6	(0.3)	0.3	2.9
Secondary Activities:
Mining	(8.3)	(5.5)	(4.4)	(0.7)	1.6
Utilities	(0.4)	7.5	(0.6)	(5.8)	(0.5)
Construction	(0.4)	0.2	(4.9)	(17.6)	7.2
Manufacturing	2.8	1.8	0.2	(9.6)	8.6
Tertiary Activities:
Wholesale and retail trade	3.5	3.1	(0.9)	(8.9)	10.3
Transportation and warehousing	3.7	3.2	(0.1)	(20.2)	15.0
Information	9.7	5.6	3.5	(1.2)	3.2
Finance and insurance	5.8	5.0	2.1	(5.5)	(3.4)
Real estate, rental and leasing	1.3	1.7	1.3	(0.3)	2.2
Professional, scientific and technical services	(0.4)	1.9	(0.1)	(2.7)	5.9
Management of companies and enterprises	1.4	6.2	(1.1)	7.0	1.8
Administrative support, waste management and remediation services	8.0	4.5	4.6	1.0	(25.6)
Education services	1.2	0.5	0.4	(2.3)	(1.0)
Health care and social assistance	1.4	3.0	1.4	(2.3)	8.0
Arts, entertainment and recreation	1.6	2.3	(0.8)	(43.3)	32.6
Accommodation and food services	3.1	2.2	1.6	(44.7)	33.1
Other services (except public administration)	(0.4)	0.8	1.4	(16.1)	2.3
Public administration	0.2	3.3	(2.2)	0.6	(0.4)

Note:	Numbers may not total due to rounding.
(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Beginning in 2017, the world economy expanded more robustly than in prior years, with upward revisions to the projected growth for the euro area, Japan, emerging Asia, emerging Europe and Russia compensating for downward adjustments to the projected growth of the United States and the United Kingdom. However, growth remained weak in many countries and commodity exporters were adversely affected by a reduction in their foreign earnings. During 2018, the global economy continued to expand, but at a slower pace due to idiosyncratic factors such as new fuel emission standards in Germany and natural disasters in Japan that weighed on the activity of large economies, as well as a weakening of financial market sentiment and increased trade policy uncertainty. During 2018, global trade slowed below 2017 averages. In 2019, global economic growth and activity continued to slow, especially in the fourth quarter, which reflected the uncertain effects of global trade tensions and geopolitics and the escalation of tensions between the United States and Iran. In 2020, the COVID-19 pandemic drastically affected the trade, manufacturing and investment sectors of some of the world’s main economies, and internal measures to combat the spread of COVID-19, such as restrictions on non-essential economic activities and social mobility, and steep drops in oil exports and prices, led to a deterioration in foreign market conditions and a weaker, volatile world economy. In the second half of 2020, restrictions on economic activities and social mobility were eased, and economic activity, international trade and global industrial production expanded. However, additional COVID-19 outbreaks and further lockdown measures affected economic recovery in 2020, especially in the services sector. In the first quarter of 2021, the economic recovery slowed due to new restrictions enacted to combat a resurgence of COVID-19, supply chain disruptions and a temporary interruption in the supply of natural gas from northern Mexico. In the second quarter of 2021, the economy continued to recover gradually, albeit unevenly, across sectors. The services sector grew following the easing of COVID-19 restrictions, which facilitated more in-person economic activity; however, industrial production recovered more slowly. Economic activity further contracted in the third quarter of 2021, primarily due to additional COVID-19 outbreaks and a reform to the Ley Federal del Trabajo (Federal Labor Law) regarding the outsourcing of labor, which adversely impacted the services sector, described below under —Labor. A shortage of semiconductors also impeded the manufacturing of computer, communication and measuring equipment. In the fourth quarter of 2021, economic activity was largely stagnant. The services sector continued to contract, but other sectors, including transportation, warehousing and manufacturing, modestly improved by the end of 2021.

In the context of a deteriorating international economic environment, in 2017, the Mexican economy decelerated from the growth observed in the three previous years. In the last quarter of 2017, the Mexican economy registered a significant expansion caused mainly by the performance of the services sector. Exports continued performing strongly and private consumption continued to show an upward trend. In contrast, weakness in investment persisted. Overall, Mexico’s GDP increased by 2.1% in real terms during 2017, as compared to 2016. This increase was due to the growth in the financial sector and in information-related activities. For information on inflation in Mexico, see “Financial System—Monetary Policy, Inflation and Interest Rates.”

Following the downward trend of 2017, the Mexican economy continued to decelerate in 2018, mainly due to lower industrial activity, a decrease in oil exports and a negative trend in investment. In particular, investment was affected by a drop in construction and production of machinery, global economic slowdown and a greater level of uncertainty regarding policies to be implemented by the new administration. In 2019, the Mexican economy continued to observe a negative trend, as decreases in private consumption, declines in oil and manufacturing exports and weak gross fixed investment stagnated economic activity.

According to preliminary figures, Mexico’s GDP decreased by 8.2% in real terms during 2020, despite a moderate revival of economic activity in the second half of the year, reflecting the negative economic effects of the COVID-19 pandemic and months of restrictions on production and mobility implemented in certain states. However, the third quarter of 2020 saw a reactivation of economic activity, which continued into the fourth quarter of 2020, although at a more moderate pace. Economic activity again weakened at the end of 2020.

In 2021, Mexico exhibited a gradual recovery from the economic effects of the COVID-19 pandemic, with GDP increasing by 4.8% in real terms during 2021, according to preliminary figures. For information on Mexico’s economic performance and GDP in 2022, see “Recent Developments—The Economy.”

Employment and Labor

Employment

Since the early 1990s, Mexico’s trade liberalization policies have produced structural changes in the economy that generate underemployment. Mexico does not have a comprehensive unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large number of people expected to enter the labor force in the medium term. However, the Government also recognizes that addressing Mexico’s significant underemployment problem is likely to continue to be an important challenge. As of December 31, 2021, the number of workers covered by the Instituto Mexicano de Seguro Social (Mexican Institute of Social Security, or IMSS), which is an indicator of employment in the “formal” sector of the economy, was 20.6 million, an increase of 4.3% from the level recorded at the end of 2020. IMSS provides medical benefits and pensions for retired employees.

Under the USMCA, Mexico is committed to reforming its labor system. The reforms are underway and are expected to include a new labor justice system with specialized courts intended to expedite resolution of labor conflicts and more democratic processes around union-related voting as well as new processes to ensure better gender equality, transparency and accountability in union directives and collective bargaining. In addition, on November 18, 2020, the Centro Federal de Conciliación y Registro Laboral (Federal Center for Labor Conciliation and Registration), an entity that is responsible for keeping records of unions and collective contracts at the national level, monitoring the interests and rights of workers and incorporating gender and human rights perspectives into management, promotion and compensation mechanisms in the public sector, began operating in seven states. In 2021, 24 entities joined this labor justice system. For more information about the USMCA, see “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Relations and Agreements—Regional.”

As part of continued efforts to incorporate gender and human rights into employment protections under Mexican law, the Ley Orgánica del Centro Federal de Conciliación y Registro Laboral (Organic Law of the Federal Center for Labor Conciliation and Registration), published on January 6, 2020, is intended to outline the organization and responsibilities of the Federal Center for Labor Conciliation and Registration. The Decreto por el que se aprueba el Convenio 189 sobre el Trabajo Decente para las Trabajadoras y los Trabajadores Domésticos (Decree Approving Convention 189 on Decent Work for Domestic Workers), also ratified in January 2020, outlines standards adopted by the International Labor Organization in 2011 that aim to improve the working and living conditions of domestic workers.

Reforms to the Federal Labor Law, Ley del Seguro Social (Social Security Law), Código Fiscal de la Federación (Federal Fiscal Code), Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute Law), Ley del Impuesto Sobre la Renta (Income Tax Law), Ley del Impuesto al Valor Agregado (Value-Added Tax Law) and Ley Federal de los Trabajadores al Servicio del Estado, Reglamentaria del Apartado (B) del Artículo 123 Constitucional (Federal Law of Workers in the Service of the State, Regulation of Section (B) of Article 123 of the Constitution), published in the Official Gazette on April 23, 2021, intend to provide more employment protections to workers and provide, among other things, that companies may not subcontract workers unless the workers perform special services that are not part of the company’s main social objective or economic activity.

According to preliminary open unemployment rate figures, Mexico’s open unemployment rate was 3.7% as of December 31, 2021, a 0.9 percentage point decrease from the rate registered at December 31, 2020. As of December 31, 2021, the economically active population in Mexico fifteen years of age and older consisted of 58.8 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of December 31, 2021.

Table No. 30 – Unemployed Population by Age and Gender

	Total(1)(2)%		Men(1)(2)%		Women(1)(2)%
Total	2,150.6	100.0%	1,266.4	100.0%	884.2	100.0%
15-24 years	712.9	33.1%	425.6	33.6%	287.3	32.5%
25-44 years	945.7	44.0%	533.1	42.1%	412.5	46.7%
45-64 years	458.3	21.3%	281.0	22.2%	177.3	20.1%
65+ years	31.2	1.5%	24.2	1.9%	7.0	0.8%
Unspecified	2.5	0.1%	2.5	0.2%	—	0.0%

(1)	Preliminary figures
(2)	In thousands.

Source: INEGI

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s economically active population by sector of the Mexican economy as of December 31, 2021, according to preliminary figures.

Table No. 31 – Economically Active Population by Sector

Percentage
Services	43.1%
Commerce	19.2%
Manufacturing	16.6%
Agriculture	11.8%
Construction	7.9%
Other	0.7%
Unspecified	0.6%

Source: INEGI and National Population Council.

The table below sets forth underemployment as a percentage of the active population for the periods indicated.

Table No. 32 – Underemployment as Percentage of Active Population

Percentage
2017	7.0%
2018	6.9%
2019	7.4%
2020	16.3%
2021	12.6%

Source: INEGI and National Population Council.

Labor

In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled laborers and management personnel, as well as high turnover rates. The Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible. For example, the Programa de Capacitación a Distancia para Trabajadore (Distance Training Program for Workers, or PROCADIST), a free online platform created by the Ministry of Labor and Social Security, offers training courses for workers to help them improve their skills and productivity.

In 2019, the Government initiated the Jóvenes Construyendo el Futuro (Youth Building the Future) program, which connects eighteen to twenty-nine-year olds, as apprentices, who are not studying or working with companies, workshops, institutions or businesses, as tutors. The apprentices train to increase their employability for up to one year while receiving monthly financial support and medical insurance. The program prioritizes applicants who come from largely indigenous populations in order to provide them with better opportunities for the future.

Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains legal limitations on strikes.

In connection with the commitments undertaken by signing the USMCA and the ratification of the International Labor Organization Convention 98, on May 1, 2019, the Government reformed the Federal Labor Law with the aim to end discrimination and workplace harassment, ensure workers’ rights to vote for union representation and contracts, promote more representative and transparent procedures for the negotiation of collective bargaining agreements and provide effective judicial protections for workers. On November 7, 2019, the Government published the International Labor Organization Convention 98 in the Official Gazette, and the decree took effect on November 23, 2019.

The Federal Labor Law, which defines what is considered to be remote work and establishes obligations for both employers and workers, as well as the right to voluntarily return to on-site work, was amended three times in 2021. The Law was first amended on January 11 to regulate remote working conditions, followed by an amendment on March 30 guaranteeing that the annual increase of the minimum wages will always be at least as high as inflation for the previous year. Finally, the Law was amended on April 23 to limit the use of outsourcing. As a result of this last reform, only certain specialized services and the execution of certain specialized works may be subcontracted, and those services must be provided by individuals and legal entities that meet certain requirements and are registered with the Secretaría del Trabajo y Previsión Social (Ministry of Labor and Social Security).

Social Security Laws

The Ley del Seguro Social (Social Security Law) and the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) require employers (including government entity employers) to deposit an amount equal to 2% of each worker’s base salary to an account that is opened for withdrawals in the event of such worker’s retirement or permanent disability. The Social Security Law and the Ley de Sistema de Ahorro para el Retiro (Law of Pension System) were amended on December 16, 2020 (i) to increase retirement contributions made by employers, (ii) to reduce the number of weeks of contribution required to achieve the right to a guaranteed pension, (iii) to increase the amount of the guaranteed pension and (iv) to limit the fees charged by retirement fund administrators to an average of fees charged in certain other countries.

In accordance with the ISSSTE Law, federal employees are required to join a fully funded pension system created by the law. Federal employees working prior to the enactment of the ISSSTE Law in 2007 may choose between the ISSSTE pension system and the pay-as-you-go pension system that existed before the enactment of the ISSSTE Law. The ISSSTE pension system aims to help the Government address the difficult financial situations of healthcare and pension systems for federal employees and of the ISSSTE. The ISSSTE Law is designed to reduce ISSSTE’s costs over time, thereby providing ISSSTE with additional means of contributing to economic growth and social welfare by increasing domestic savings, in particular long-term savings.

The ISSSTE Law gives workers the right to transfer their retirement contributions and seniority credits between the private and public healthcare and pension systems, encouraging movement between the private and public sectors.

The Federal Labor Law and the Social Security Law were amended in 2019 to provide better protection for the labor rights of domestic workers, including a broader definition of the work considered as domestic labor and an obligation of employers to enroll domestic employees in IMSS, pay the corresponding fees and enter into a proper written contract with domestic employees. These amendments will become fully effective six months after the completion of a pilot program, phase one of which began in April 2019, followed by phase two which started in August 2020. On March 30, 2021, the IMSS reported that 27,295 people were enrolled in the “Domestic Workers” program established in April 2019 in connection with the amendments, seven times the number of people initially enrolled. The Social Security Law was further amended in April 2021 as part of the reforms discussed above under “Employment and Labor—Employment.”

Pension and Housing Funds

AFORES

Mexico’s retirement savings system is designed to both improve the economic condition of Mexican workers and promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors. The independent retirement accounts of each worker are managed by Administradoras de Fondos para el Retiro (Retirement Fund Administrators, or AFORES). These private sector entities are established, subject to Government approval, to manage individual pension accounts and mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds, or SIEFORES). Although investments in AFORES by foreign financial institutions are permitted, Mexican persons must own a majority of the outstanding shares of each AFORES entity. No single person may acquire control over more than 10% of any class of shares.

AFORES may invest up to 100% of the funds they manage in government debt securities or in debt securities issued by private sector companies, depending on the credit rating of the issuer, and up to 20% in foreign securities, with specific limits on the credit rating of debt securities. AFORES are also permitted to invest in equity securities issued by Mexican entities.

According to preliminary figures, as of December 31, 2021, 70.4 million individual retirement accounts had been established with, and managed by, AFORES. As of December 31, 2021, the assets managed by AFORES totaled Ps. 5,246.1 billion.

The Comisión Nacional del Sistema de Ahorro para el Retiro (National Commission for the Pension System, or CONSAR) has established general provisions for the investment regime applicable to investment companies specialized in retirement funds. These provisions include a list of countries eligible for such investments, considering the safety and development of their markets. On August 22, 2019, the governing board of CONSAR agreed to increase worker pensions and to help workers maximize their retirement savings by gradually reducing commissions to internationally competitive levels, with reference to international standards through benchmarking activities.

In November 2018, certain regulatory amendments and supplements were adopted with the purpose of strengthening Mexico’s retirement savings system. The amendments, among others: (i) permit workers to select the SIEFORE in which their savings will be invested, (ii) promote the inclusion by AFORES of environmental, social and governance guidelines in their investment strategies and the implementation by AFORES of risk administration policies, (iii) strengthen regulations relating to ethics codes and best practices for officers of AFORES and (iv) simplify documentation provided to workers with the relevant information regarding the management of their funds.

INFONAVIT

INFONAVIT, which was created in 1972, administers housing programs for workers and addresses the shortage of housing. INFONAVIT acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are, in turn, required to be deposited to an INFONAVIT account at Banco de México. Upon a worker’s receipt of an INFONAVIT loan for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.

As of December 31, 2021, INFONAVIT’s total equity amounted to Ps. 274.8 billion, an increase of 3.4% as compared to December 31, 2020. Also as of December 31, 2021, INFONAVIT’s total loan portfolio was Ps. 1,315.7 billion, an increase of 4.6% as compared to December 31, 2020. For additional information regarding INFONAVIT, see “Public Finance—Revenues and Expenditures—Health and Labor, Education and Other Social Welfare Expenditures—Other.”

Pension and Housing Fund Totals

As of December 31, 2021, the total amount of funds accumulated in housing sub-accounts managed by INFONAVIT and individual accounts of workers with AFORES was Ps. 7,052.8 billion. This figure includes transfers from the pension sub accounts established with banks under the prior social security laws, as well as direct contributions under the new pension system and recognition bonuses for ISSSTE beneficiaries that opted for the defined contribution system.

During 2021, Ps. 6,734.9 billion was deposited in the pension and housing funds, of which Ps. 5,090.6 billion corresponded to deposits made to workers’ retirement sub accounts and Ps. 1,644.3 billion corresponded to deposits made to workers’ housing sub accounts.

Wages

Mexico’s minimum wage is set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), which consists of representatives of the business and labor sectors and the Government. On December 20, 2018, President López Obrador, along with authorities from the Ministry of Labor and Social Security and the National Minimum Wage Commission, announced a new policy for determining the minimum wage. Under the policy that went into effect on January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in a newly created Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. As of December 31, 2021, the minimum wages were Ps. 213.39 per day for municipalities in the Northern Border Free Trade Zone and Ps. 141.70 per day for the rest of Mexico, an increase of 15.0% each from the applicable minimum wages in effect from January 1, 2020 to January 1, 2021.

For a table comparing minimum wage increases and changes in price indices, see “Financial System—Money Supply and Savings—Inflation,” and for more recent information on the minimum wage in Mexico, see “Recent Developments—The Economy—Employment and Labor.”

Mexican law requires any businesses operating in Mexico to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems.

Principal Sectors of the Economy

The principal sectors of the Mexican economy are manufacturing, petroleum and petrochemicals, tourism, agriculture, transportation and communications, construction, mining and electric power. In 2021, the services sector represented 63.7% of GDP and 62.3% of the workforce, followed by the industrial sector, which represented 28.7% of GDP and 25.2% of the workforce, and the primary sector, which represented 3.4% of GDP and 11.8% of the workforce.

Manufacturing

Mexico has developed its manufacturing sector with the dual goals of capitalizing on: (1) lower manufacturing overhead and (2) its common border with the United States, its major export trading partner. Mexico’s current policies seek to strengthen the domestic market, encourage entrepreneurs and strengthen micro, small and medium enterprises, while fostering the social economy through improved access to financing.

From 2016 to 2019, Mexico’s total industrial manufacturing output increased significantly. The expansion was primarily due to an increase in the manufacturing of primary metals and in the fabricated metal products and transportation equipment sectors, as well as an increase in manufacturing exports to the United States. Although automotive exports maintained a positive trend, other manufacturing exports continued to have slower growth. In 2020, manufacturing production declined due to the negative effects of the COVID-19 pandemic, including operating restrictions on non-essential industries, reduced operational capacity, disrupted transportation networks and supply chains and mandatory lockdowns to contain subsequent waves of infections.

As of April 10 and September 20, 2019, there are tariffs covering the import and export of certain common raw materials and products in the manufacturing sector. As of September 3, 2020 there are tariffs within the automotive industry, specifically concerning the import and export of electric vehicles. On November 22, 2021, the Tarifa de la Ley de los Impuestos Generales de Importación y de Exportación (Rate of General Import and Export Tax Law, or TIGIE), was amended to establish a temporary 15% import tariff on certain products and categories of products in the steel sector. The measure is expected to expire on June 29, 2022, and tariffs will revert to the TIGIE as set forth in a decree published in the Official Gazette on December 24, 2020.

In December 2020, several laws relating to manufacturing, the maquila industry and imports and exports were enacted, which, among other things, harmonized prior import and export laws with the USMCA and established new tariffs covering certain manufacturing goods.

On August 13, 2021, an executive decree was published in the Official Gazette regarding the regulation, interpretation and administration of certain chapters in the USMCA relating to rules of origin, origin procedures, textile and apparel goods and customs administration and trade facilitation.

The following table presents the value of industrial manufacturing output in pesos and the percentage of total output accounted for by each manufacturing sector for the years indicated.

Table No. 33 – Industrial Manufacturing Output by Sector

	2017		2018		2019(1)		2020(1)		2021(1)		2020(1)	2021(1)

	(in billions of pesos)(2)										(% of total)(3)
Food	Ps.	656.2	Ps.	675.2	Ps.	688.9	Ps.	690.9	Ps.	703.6	26.0%	24.4%
Beverage and tobacco products		162.4		169.5		175.0		161.8		177.6	6.1%	6.2%
Textile mills		26.1		26.7		25.2		17.8		23.6	0.7%	0.8%
Textile product mills		13.2		14.2		13.6		11.7		12.9	0.4%	0.4%
Apparel		60.0		60.9		58.9		39.2		48.8	1.5%	1.7%
Leather and allied products		22.8		22.5		21.7		14.5		17.0	0.5%	0.6%
Wood products		25.1		24.6		24.7		21.7		25.3	0.8%	0.9%
Paper		53.3		54.4		53.9		51.4		56.3	1.9%	2.0%
Printing and related support activities		19.5		20.2		18.5		15.7		19.0	0.6%	0.7%
Petroleum and coal products		48.7		40.5		39.4		33.2		39.7	1.2%	1.4%
Chemicals		240.0		235.0		229.7		222.0		223.3	8.4%	7.7%
Plastics and rubber products		82.6		85.0		85.2		77.9		90.9	2.9%	3.1%
Nonmetallic mineral products		75.5		75.3		75.0		68.6		76.2	2.6%	2.6%
Primary metals		183.9		180.2		173.9		158.8		174.7	6.0%	6.1%
Fabricated metal products		95.0		93.5		95.8		87.9		102.8	3.3%	3.6%
Machinery		116.0		119.9		117.9		97.1		113.5	3.7%	3.9%
Computers and electronic products		233.6		232.6		244.5		224.6		246.6	8.5%	8.5%
Electrical equipment, appliances and components		88.2		89.3		88.4		86.7		100.7	3.3%	3.5%
Transportation equipment		581.4		611.0		610.7		490.6		534.1	18.5%	18.5%
Furniture and related products		30.3		31.7		30.7		25.4		32.0	1.0%	1.1%
Miscellaneous		66.2		70.9		67.4		60.2		67.0	2.3%	2.3%

Total	Ps.	2,880.0	Ps.	2,933.1	Ps.	2,938.8	Ps.	2,657.7	Ps.	2,885.5	100.0%	100.0%

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)	Constant pesos with purchasing power at December 31, 2013.
(3)	Percent change reflects differential in constant 2013 pesos.

Source: Banco de México.

In 2021, overall production of petroleum and coal products experienced a 19.6% increase as compared to 2020. The increase in production resulted from increased demand after the availability of COVID-19 vaccines prompted a global economic recovery in 2021.

The following table shows the percentage change from year to year of industrial manufacturing output by manufacturing sector.

Table No. 34 – Industrial Manufacturing Output Differential by Sector(1)

	2017	2018(2)	2019(2)	2020(2)	2021(2)
Food	2.6%	2.9%	2.0%	0.3%	1.8%
Beverage and tobacco products	3.1	4.4	3.2	(7.5)	9.8
Textile mills	(2.3)	2.4	(5.8)	(29.5)	33.2
Textile product mills	(10.2)	7.8	(4.0)	(13.7)	10.2
Apparel	0.5	1.5	(3.3)	(33.5)	24.6
Leather and allied products	(0.6)	(1.3)	(4.0)	(33.0)	17.2
Wood products	2.4	(1.9)	0.3	(12.2)	16.5
Paper	3.3	2.1	(0.8)	(4.8)	9.6
Printing and related support activities	1.2	3.4	(8.2)	(15.1)	20.8
Petroleum and coal products	(18.1)	(16.7)	(2.7)	(15.8)	19.6
Chemicals	(3.6)	(2.1)	(2.3)	(3.4)	0.6
Plastics and rubber products	1.9	3.0	0.1	(8.6)	16.7
Nonmetallic mineral products	2.9	(0.3)	(0.3)	(8.6)	11.0
Primary metals	(0.6)	(2.0)	(3.5)	(8.6)	10.0
Fabricated metal products	(2.6)	(1.6)	2.4	(8.2)	17.0
Machinery	8.6	3.3	(1.6)	(17.7)	16.8
Computers and electronic products	4.4	(0.4)	5.1	(8.1)	9.8
Electrical equipment, appliances and components	1.5	1.3	(1.0)	(1.9)	16.2
Transportation equipment	10.3	5.1	(0.1)	(19.7)	8.9
Furniture and related products	(5.5)	4.6	(3.2)	(17.3)	26.0
Miscellaneous	4.9	7.1	(4.9)	(10.7)	11.3

Total expansion/contraction	2.8	1.8	0.2	(9.6)	8.6

(1)	Percent change against prior years. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

Legal Framework and Energy Reform

The Programa Sectorial de Energía 2020-2024 (Energy Sector Program 2020-2024) establishes the Government’s priority objectives, strategies and actions with respect to the energy sector to accomplish in the five year period. The Ministry of Energy leads the efforts to implement the Energy Sector Program, coordinating with state-owned companies, decentralized administrative bodies, parastatal entities and regulatory bodies.

The Ley de Hidrocarburos (Hydrocarbons Law) and the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law) regulate activities ranging from the exploration, extraction and refining to the distribution, storage, sales and marketing of hydrocarbons and allow Mexican and non-Mexican investors to participate in the bidding process for the exploration, production and transportation of oil and gas. These laws allow the Government to assign oil and gas exploration and extraction activities to private oil and gas companies, in addition to PEMEX, which was reorganized into a productive state-owned entity through the constitutional energy reform approved in 2013. Regulations effected in December 2020 with respect to the permitting process involved in the importing and exporting of fuels and nuclear materials in Mexico are intended to combat tax evasion, customs fraud and smuggling with respect to hydrocarbons and adapt to the current flow of international trade.

The Hydrocarbons Law was amended on May 4 and 19, 2021 to: (i) establish a new requirement to verify a prospective permit holder’s storage capacity for the hydrocarbons, petroleum products or petrochemicals in question before granting a permit; (ii) empower the Secretaría de Energía (Ministry of Energy) or the Comisión Reguladora de Energía (Energy Regulatory Commission) to (a) revoke permits for applicants found guilty of smuggling hydrocarbons, oil or petrochemicals and (b) suspend permits in the case of imminent and foreseeable danger to national security, energy security or the national economy; and (iii) reduce the Energy Regulatory Commission’s power to regulate PEMEX and its subsidiary entities’ direct sales and marketing of hydrocarbons, petroleum products and petrochemicals. The law also provides procedures to safeguard third-party rights, including the ability for permit holders to respond to any revocation or suspension of permits. The impact of these amendments will depend on the resolution of pending judicial challenges.

As of December 31, 2021, PEMEX remains the largest participant in the industry.

Since January 1, 2016, private companies have been able to own gasoline and diesel service stations that do not have to be a franchise of PEMEX. Private companies also became able to import gasoline and diesel.

The number of retail service stations owned or franchised by PEMEX decreased by 6.3% in 2021 as compared to the prior year, mainly due to increased competition in the open market. In 2021, PEMEX supplied oil products to 4,460 retail service stations in Mexico not owned or franchised by PEMEX.

As of December 2021, 60.4% of all gas stations still operated under the PEMEX franchise format, and they were supplied by PEMEX’s subsidiary, Pemex Transformación Industrial (Pemex Industrial Transformation). The other 39.6% of service stations operated under brand names other than PEMEX with two business models: (1) those that sell PEMEX products and (2) those that sell products of different brands imported by agents other than PEMEX. Only 32.6% of imported gasoline is imported by agents other than PEMEX.

Following the Government’s gradual removal of price controls on gasoline and diesel in 2017, domestic fuel prices became fully liberalized and are largely determined by the market. However, the CRE reserves the right to intervene, and PEMEX’s sale prices are subject to potential future regulations by the CRE until the Comisión Federal de Competencia Económica (Federal Commission for Economic Competition, or COFECE) determines that there is effective competition in the wholesale market.

Public Bidding

The energy reform outlined a multi-round process for opening Mexico’s petroleum and petrochemicals sector to public bidding and participation. Round Zero determined the initial allocation of PEMEX’s rights to continue carrying out exploration and production activities in Mexico and culminated in the Ministry of Energy granting PEMEX the right to continue exploring and developing areas containing, in the aggregate, 95.9% of Mexico’s estimated proven reserves of crude oil and natural gas.

Subsequently, Round One subjected the areas not assigned to PEMEX in Round Zero to bidding by PEMEX and other companies, subject to certain requirements, and, in Round Two, the National Hydrocarbons Commission received bids for the right to carry out exploration and development in Mexico’s shallow waters, land and deep sea. Round Two included four bidding sessions, during which PEMEX won bids, in consortium with international companies, for six of sixty-eight total “blocks” offered.

On March 27, 2018, following the first bidding session of Round Three, PEMEX won seven of the eleven concession contracts it sought for the exploration and production of hydrocarbons in shallow waters of the Gulf of Mexico granted by the Ministry of Energy and the National Hydrocarbons Commission. The Government estimates that it will receive between 72% and 78% of the profits from the granted concessions. On December 11, 2018, the National Hydrocarbons Commission announced the cancellation of Round Three’s two remaining bidding sessions at the request of the Ministry of Energy, with the purpose of evaluating the results and progress under the existing hydrocarbon exploration and extraction contracts derived from previous bidding rounds.

Additionally, on June 13, 2019, the Government announced the suspension of bidding rounds for new third party assignments of oil, natural gas and mineral interests, or “farm-outs”, to provide an opportunity to evaluate the performance of existing farm-outs. The existing farm-outs will continue to operate in accordance with the terms and conditions of their respective contracts. The Government will use the results of such evaluation to determine whether to pursue farm-outs in the future.

The Ministry of Energy, in coordination with National Hydrocarbons Commission, approved the Plan Quinquenal de Licitaciones para la Exploración y Extracción de Hidrocarburos 2020-2024 (Five-Year Tender Plan for the Exploration and Extraction of Hydrocarbons 2020-2024, or Plan Quinquenal) on October 28, 2020 and a second Plan Quinquenal de Expansión del Sistema de Transporte y Almacenamiento Nacional Integrado de Gas Natural 2020-2024 (Five-Year Expansion Plan for the Integrated National Natural Gas Transportation and Storage System 2020-2024) on November 5, 2020. The first Five-Year Plan identifies a total of 155,322 square kilometers of hydrocarbon exploration and extraction areas that are available for contractual bidding and includes total prospective resources of 12,645 million barrels of crude oil equivalent, excluding the resources that have already been awarded to PEMEX and to other exploration and extraction contracts. The second Five-Year Plan identifies infrastructure needs required to meet Mexico’s long-term demand for natural gas, which will be integrated with projects developed in the coming years to transport and store natural gas, along with other strategic and social projects that the Ministry of Energy determines necessary.

PEMEX

PEMEX is the second largest company in Mexico, the eleventh largest crude oil producer and the twentieth largest oil and gas company in the world based on 2020 data. Its subsidiary entities are Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Logística (Pemex Logistics), Pemex Industrial Transformation and, prior to January 1, 2021, Pemex Fertilizantes (Pemex Fertilizers). Pemex Fertilizers was merged into Pemex Industrial Transformation as of January 1, 2021. PEMEX is a productive state-owned company of the Government, and each of the subsidiary entities is a productive state-owned subsidiary. Each of PEMEX and its subsidiary entities is a legal entity empowered to own property and carry on business in its own name.

PEMEX’s activities are regulated primarily by the Constitution, the Hydrocarbons Law, the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law).

The Government has been evaluating measures to address the future development of the Mexican oil and gas sector, including the financial and operational challenges faced by PEMEX. On February 15, 2019, the Ministry of Finance and Public Credit announced a Programa de Fortalecimiento de Petróleos Mexicanos (Program to Strengthen Petróleos Mexicanos) that includes several measures to improve the financial position of PEMEX with the goal of repositioning it as a strategic asset of Mexico and inducing structural changes in the company. This program consists of (i) a Ps. 25.0 billion capital injection, (ii) a reduction of PEMEX’s tax burden by approximately Ps. 15.0 billion per year, for an anticipated cumulative reduction of Ps. 90.0 billion by the end of 2024, (iii) prepayment of Ps. 35.0 billion under Government obligations related to PEMEX’s pension liabilities and (iv) approximately Ps. 32.0 billion in estimated benefits from lower fuel theft as a result of Government measures. On May 13, 2019, the President issued a decree to reduce the fiscal burden of PEMEX and strengthen its finances during 2019. This reduction in the tax burden was intended to allow PEMEX to increase investment in exploration and production, as well as improve its fiscal balance.

On March 22, 2021, the board of directors of PEMEX approved the 2021-2025 business plan for PEMEX, which effectively replaces the previously-adopted 2019-2023 business plan approved in July 2019. The new 2021-2025 business plan addresses economic pressures faced by PEMEX as a result of the COVID-19 pandemic, including the decrease in oil demand and historically low prices. Some of the key objectives in the 2021-2025 business plan include: (i) strengthening PEMEX’s financial condition; (ii) increasing hydrocarbon production levels; (iii) ensuring the long-term sustainability of PEMEX’s reserves; and (iv) enhancing PEMEX’s operational efficiency.

On September 11, 2019, the Government announced a capital contribution to PEMEX in pesos equivalent to U.S.$5.0 billion. PEMEX used the funds to reduce its overall indebtedness and manage the maturity profile of its debt by executing liability management transactions. On September 23, 2019, PEMEX repurchased U.S.$5 billion aggregate principal amount of its outstanding securities with maturity dates between January 2020 and September 2023. The liability management transactions announced by PEMEX also included a series of exchange offers targeting certain series of PEMEX notes. Pursuant to these exchange offers, on September 27, 2019, PEMEX issued U.S.$7.3 billion in aggregate principal amount of new securities, and on October 11, 2019, PEMEX issued U.S.$16.1 million in aggregate principal amount of new securities. These exchange offers expired on October 9, 2019.

In addition, in December 2019 the Government agreed to support these measures by adjusting PEMEX’s tax regime to reduce its Derecho por la Utilidad Compartida (Profit-Sharing Duty), the most significant tax paid by PEMEX, by 11 percentage points in two incremental steps from 65% to 58% in 2020 then to 54% by 2021. On April 21, 2020, the Government granted PEMEX a reduction in its tax burden via a tax credit applicable to the Profit-Sharing Duty of up to Ps. 65.0 billion for 2020 to reduce its Profit-Sharing Duty to 58%. On February 19, 2021, the Government reduced PEMEX’s tax burden to provide it with additional resources of up to Ps. 73.3 billion for 2021 to reduce its Profit-Sharing Duty to 54%. Finally, PEMEX’s Profit-Sharing Duty was reduced to 40% beginning in 2022, which is expected to generate savings of $140.3 billion in 2022 and represents an overall reduction in the Profit-Sharing Duty of 25 percentage points over four years. In December 2019, the Government also agreed to make additional capital contributions to PEMEX amounting to Ps. 38.0 billion in 2021 and Ps. 37.0 billion in 2022.

On February 24, 2021, the Ministry of Finance and Public Credit provided a capital injection of U.S.$1.6 billion to PEMEX to cover debt amortizations that came due in 2021. The Ministry of Finance and Public Credit provided an additional U.S.$3.4 billion throughout 2021 to cover amortizations for the year. The Government funded this financial support from resources available under existing authorizations without incurring additional indebtedness. In December 2021, the Government made an additional U.S.$3.5 billion capital injection in PEMEX. On December 23, 2021, PEMEX completed a tender offer and liability management transaction, which reduced PEMEX’s indebtedness and improved the maturity profile of its debt by extending its short and medium-term debt. PEMEX issued an aggregate of U.S.$6.8 billion of new amortizing notes due 2032 in the transaction, of which U.S.$5.8 billion was issued in exchange for outstanding PEMEX bonds. The Government continues to evaluate further measures to support PEMEX in reducing its overall indebtedness and manage the maturity profile of its debt.

The General Director of PEMEX announced the “Gas Bienestar” program in August 2021. The program is designed to improve the economic well-being of low-income families by offering them higher quality LP gas at lower prices. The program reached 159 thousand homes in Mexico City in 2021. For more information on the Gas Bienestar program, see “Recent Developments—Principal Sectors of the Economy—Petroleum and Petrochemicals.”

On December 22, 2021, the Committee on Foreign Investment in the United States (CFIUS) authorized PEMEX’s acquisition of the Deer Park refinery in Houston, Texas for U.S.$596 million. For more information on PEMEX’s acquisition of the Deer Park refinery, see “Recent Developments—The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals.”

Recent information regarding the financial condition of PEMEX can be found in the annual report furnished by PEMEX to the SEC on Form 20-F on April 29, 2022, which can be found on the SEC website at www.sec.gov. The information contained in that current report is not incorporated by reference in this report. For more information on recent measures taken by the Government to support PEMEX, see “Recent Developments—The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals.”

PEMEX’s business operations are considered a strategic area as defined in Articles 27 and 28 of the Constitution, and the company continued to operate throughout the COVID-19 pandemic in 2020 and 2021.

Performance

Besides crude oil and natural gas, PEMEX markets a full range of refined products in Mexico, including liquefied petroleum gas, gasoline, jet fuel, diesel, fuel oil, asphalts, lubricants and petrochemicals. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.

Crude oil exports decreased in volume by 9.1% in 2021, from 1,120 thousand barrels per day in 2020 to 1,018 thousand barrels per day in 2021. During 2021, PEMEX sold 717 thousand barrels per day of its crude oil in the domestic market in the form of refined products, and it exported the remainder of the crude oil. Total exports of crude oil, natural gas, petroleum products and petrochemical products averaged U.S.$23.1 billion per year between 2017 and 2020 and were U.S.$27.8 billion in 2021.

As of December 31, 2021, P.M.I. Comercio Internacional, S.A. de C.V., the company that manages international crude oil product imports and exports for PEMEX, had 18 customers in six countries. Among these countries, in 2021, 56.9% of PEMEX’s crude oil exports were to customers in the United States and Canada, which represents a decrease of 2.1% as compared to 2020. Since 2014, as a result of the increased availability of light crude oil in the United States and other developing trends in international demand for imported crude oil, PEMEX has expanded the scope of its geographic distribution and adapted its strategy to diversify and strengthen the position of Mexican crude oil in the international market.

Although Mexico is not a member of the Organization of the Petroleum Exporting Countries (OPEC), it has periodically announced increases and decreases in PEMEX’s crude oil exports reflecting production revisions made by other oil producing countries in order to contribute to the stabilization of crude oil prices. In 2020, the price of crude oil was exceptionally volatile due to measures taken by numerous governments to combat the spread of the COVID-19 pandemic. In April 2020, OPEC and other non-OPEC oil-exporting countries, including Mexico and Russia, agreed to reduce the world crude oil supply, resulting in Mexico’s reducing its crude oil production by 100,000 barrels per day in May and June 2020. PEMEX’s production was temporarily reduced by a fire at the Ku-Maloob-Zap complex platform in the Gulf of Mexico in August 2021, but production fully recovered within eight days of the explosion. As of December 2021, the OPEC Reference Basket (ORB) stood at U.S.$74.38 per barrel, while the annual average for 2021 was U.S.$69.89 per barrel.

PEMEX imported 904.6 million cubic feet per day of natural gas in 2021, an increase of 6.0% from the 853.1 million cubic feet per day imported in 2020, and exported 0.8 million cubic feet per day of natural gas in 2021, a decrease of 20.0% as compared to natural gas exports in 2020 of 1.0 million cubic feet per day. According to a report published by OPEC on May 12, 2022, oil production in Mexico for 2022 is forecast to grow by 0.03 million barrels per day, to an average of 1.96 million barrels per day. PEMEX’s crude production in mature fields is expected to decline while the production of foreign-operated fields is expected to rise.

The Government announced on January 30, 2020 that it would carry out twenty-one construction projects to double the hydrocarbon storage capacity of port terminals. Twelve of these projects will be implemented in the Mexican Gulf to increase storage capacity up to thirteen million barrels and nine will be implemented in the Pacific Ocean to increase storage capacity up to eight million barrels. Fifteen out of the twenty-one projects have already been authorized.

CFE announced on January 31, 2020 that it would begin construction of the Gasoducto Cuxtal I (Cuxtal I Gas Pipeline), which will be 16 kilometers long and have an initial capacity of 240 million cubic feet per day. The Cuxtal I Gas Pipeline will increase the capacity of the Gasoducto Mayakan (Mayakan Gas Pipeline) in order to meet the demand for natural gas in the Yucatan peninsula and decrease generation costs.

Tourism

Tourism plays a prominent role in the Mexican economy. Through initiatives such as the National Fund for Tourism Development, the Government has established tourist centers in several beach towns, such as Huatulco, Cancún, Cabo San Lucas, Ixtapa and Puerto Vallarta. Through the development of these areas, Mexico aims to use its tourism sector as a means of generating employment opportunities, capturing foreign currencies, stimulating economic development, promoting social well-being and improving the Mexican population’s quality of life.

The Consejo de Diplomacia Turística (Tourism Diplomacy Council), established by the Ministers of Foreign Affairs and Tourism in July 2019, was created to improve the competitiveness of the country’s tourism. The Tourism Diplomacy Council will recommend plans, designs and strategy implementation to promote Mexico internationally. Also in July 2019, the Consejo de Promoción Turística de México, S.A. de C.V. (Mexico Tourism Board), a majority-owned Government enterprise, was dissolved and SECTUR assumed its responsibilities, which include promoting Mexico’s products, destinations, culture and activities in national and international markets.

In 2020, Mexico experienced an unprecedented decline in tourism due to the COVID-19 pandemic that persisted into the first quarter of 2021. The Lineamiento Nacional para la Reapertura del Sector Turístico (National Guideline for the Reopening of the Tourism Sector), published in May 2020, provided recommendations for the tourism industry, including hotels, to implement personal hygiene and social distancing measures in order to gradually resume economic activities on June 1, 2020. At the end of 2020 and throughout 2021, as restrictions on non-essential economic activities gradually reopened, the Government utilized several pre-existing programs to support different industries. One such program provided up to 60,000 grants of up to Ps. 25,000 to small businesses, including those in the tourism sector, through the Programa de Apoyo Financiero para Microempresas Familiares (Crédito a la Palabra) (Financial Support Program for Family-Owned Small Businesses) and allocated Ps. 2.5 million towards 50,000 scholarships for people committed to joining companies in the tourism industry.

The Segunda Fase del Programa de Recuperación Turística de los Impactos Negativos Causados por el COVID-19 (Second Phase of the Tourism Recovery Program for the Negative Impacts Caused by COVID-19), a program designed to help the tourism industries of multiple countries respond to the COVID-19 pandemic, was announced on August 17, 2021. The program, funded by the German Corporation for International Cooperation (GIZ) and implemented by the ENPACT organization in collaboration with Tui Care Foundation, provided 105 tourism-related companies in Mexico with nine thousand euros over a period of six months to mitigate the impact of COVID-19 on their businesses.

As part of the Acuerdo para la Reactivación Económica (Agreement for Economic Reactivation), the Government and the Consejo Coordinador Empresarial (Business Coordinating Council) agreed on a set of projects financed through private capital, which include the promotion of tourism. For more information on this agreement, see “—Transportation and Communications” below.

In 2021, SECTUR launched a series of programs designed to promote tourism in Mexico. First, on June 23, 2021, the Master Plan for the Integral Tourism Development of the Huasteca Potosina and the Master Plan for the Sustainable Tourism Development Center were established, with the goal of identifying basic infrastructure and service requirements for several tourist sites, as well as developing short and long-term tourist attractions in twenty municipalities. The ongoing development of tourism in the Huasteca Potosina region is intended to achieve the following goals: (1) to expand the hotel capacity of the region to include two thousand new hotel rooms within five years, (2) to attract 300,000 new tourists per year, (3) to generate an annual economic revenue in the area of Ps. 1.3 billion, (4) to create 7,000 new permanent jobs and to invigorate other economic activities of the region, such as agriculture, cattle raising and handicrafts and (5) to diversify the tourism industry.

SECTUR also launched the Guía Rápida para la Integración de la Adaptación al Cambio Climático en la Hotelería (Quick Guide to Integrating Adaptation to Climate Change in the Hotel Industry) on September 7, 2021. The guide, a tool to promote sustainability and risk management, as well as operational guidance related to climate change, was developed in coordination with the Ministry of the Environment and Natural Resources, the National Institute of Ecology and Climate Change and the National Commission of Protected Natural Areas, and implemented by the GIZ.

On September 20, 2021, SECTUR launched the Cruzada Nacional por la Digitalización Turística en Pueblos Mágicos (National Crusade for the Digitalization of Tourism in Magical Towns) aimed at incorporating information and communication technologies into the operations of certain tourist destinations in Mexico known as the “Magical Towns” in order to better position them to compete with other tourist destinations throughout the country. SECTUR established strategic alliances with world-class companies such as Google, Despegar, Rotamundos and Gueest that will assist in ensuring that digital tools are present in the lodging establishments of the Magical Towns.

The Mexican tourism sector recorded a U.S.$14.6 billion surplus in the balance of payments in 2021, a 94.3% increase from the U.S.$7.5 billion surplus recorded in 2020. Mexico’s tourism sector expanded in 2021, as set forth in the table below, due to the reopening of international travel and the worldwide economic recovery spurred by COVID-19 vaccination efforts.

Table No. 35 – Tourism Revenues and Expenditures(1)

	2017		2018		2019		2020		2021
Revenues from international travelers(2)(3)	U.S.$	21.3	U.S.$	22.5	U.S.$	24.6	U.S.$	11.0	U.S.$	19.8
Revenues from tourists to the interior(2)	U.S.$	18.2	U.S.$	19.3	U.S.$	21.0	U.S.$	9.1	U.S.$	17.3
Average expenditure per tourist to the interior	U.S.$	809.4	U.S.$	826.4	U.S.$	885.8	U.S.$	843.6	U.S.$	960.7
Number of tourists to the interior (millions of people)		22.5		23.3		23.8		10.8		18.1
Expenditures by Mexican tourists abroad	U.S.$	7.0	U.S.$	7.6	U.S.$	6.4	U.S.$	1.9	U.S.$	3.9
Expenditures by Mexicans traveling abroad(3)	U.S.$	10.8	U.S.$	11.2	U.S.$	9.9	U.S.$	3.5	U.S.$	5.2

(1)	Numbers expressed in billions, except average expenditure and number of tourists.
(2)	Includes both tourists and visitors who enter and leave the country on the same day.
(3)	Includes both tourists and one-day visitors.

Foreign exchange income from international visitors in 2021 was U.S.$19.8 billion, an 80.0% increase with respect to 2020, and 19.4% less than the 2019 level. In December 2021, SECTUR reported that from September 2020 to June 2021, 19,400,000 international tourists traveled to Mexico, generating U.S.$9.332 billion in income. In that period, Mexico was in third place among the most visited countries in the world and 14th place in foreign exchange earnings in the tourism sector.

Agriculture

Agriculture Policy

The Government considers its agricultural sector to be a national priority and has various measures aimed at increasing agricultural productivity and improving the rural population’s standard of living. With respect to increasing agricultural productivity, targeted Government policies include: (1) the consolidation of production into larger units, (2) the expansion of the national irrigation system and (3) increased availability of credit to farmers and of government-sponsored hedges to cover risks affecting agricultural commodities. With respect to improving the rural population’s standard of living, the Government has a policy of reviewing agricultural prices to ensure that these prices do not fall below cost.

Since 1992, when Mexico changed its ejido system of community ownership with restrictions on land transfers, Mexico has continued to modernize the land ownership system. These efforts have fostered increased agricultural investment by permitting landowners to: (1) access new sources of capital, (2) transfer land to more efficient producers, subject to certain requirements and (3) make more efficient use of inputs. Increases in the productivity of the agricultural sector also generates employment opportunities for many farm workers outside of major urban areas. In 2007, the Government initiated the Programa de Modernización del Catastro Rural Nacional (Program for the Modernization of the National Rural Cadaster, or PMCRN), which aims to strengthen oversight of land holdings and protect community property ownership rights through the modernization of the national rural land register. This program has helped standardize land registration and valuation processes by creating one central system that integrates and updates communal land ownership data. The Registro Agrario Nacional (National Agrarian Registry) published two formal evaluations of the program in 2017 and 2019, and since 2019 has also reported the annual results of the PMCRN.

The Ministry of Agriculture is responsible for developing policies aimed at: (1) increasing food production, (2) maximizing the comparative advantages of the agricultural sector, (3) integrating the activities of rural environment production chains with the rest of the economy and (4) encouraging collaboration among producers.

Operating under the direction of the Ministry of Agriculture, the Apoyos y Servicios a la Comercialización Agropecuaria (Support and Services for Agricultural Trading) aims to enhance Mexican agricultural product exports and to reduce the competitive disadvantages facing Mexican agricultural producers. Support and Services for Agricultural Trading also operates and administers the Programa Producción para el Bienestar (Program for Welfare Production), which was previously referred to as Programa de Apoyos Directos al Campo (Direct Field Support Program, or PROCAMPO). This program provides local agricultural producers with Government funds to help offset the subsidies that foreign competitors receive from their respective governments.

The Lineamientos de Operación del Programa Sembrando Vida (Operation Guidelines of the Sembrando Vida Program), established on January 24, 2019, encourage agricultural producers to establish agroforestry systems that can contribute to job generation, food self-sufficiency, improved incomes and quality of life and the reduction and repair of erosion. These guidelines include financial support as well as in-kind support, including plants, community nurseries, biofactories, technical support and ongoing training.

Performance

According to preliminary figures, the agricultural sector (including livestock, fishing, forestry and hunting) accounted for approximately 3.4% of Mexico’s total GDP in 2021, compared to 3.5% of GDP in 2020. Agricultural output during 2021 increased by 2.9% as compared to 2020.

According to preliminary figures, approximately 11.8% of Mexico’s economically active population was employed within the agriculture industry as of December 31, 2021.

Along with Canada, Mexico is one of the largest agricultural trading partners of the United States. The main agricultural products exported in 2021 were vegetables, fruits and beverages, representing more than 62.0% of total agricultural exports.

Transportation and Communications

The modernization and expansion of the country’s transportation and communications infrastructure is a national priority. During 2021, the transportation and storage industry increased by 15.0% in real terms.

In November 2019, the Government published the Acuerdo Nacional de Inversión en Infraestructura (National Infrastructure Investment Agreement), a tool to facilitate and accelerate the implementation of private-sector projects that contribute to Mexico’s growth and development. The goal of this tool will be to remove barriers preventing private-sector investment while ensuring these private investments adhere to legal frameworks and are supported by public agencies as well as federal and local governments.

On October 5, 2020, the Government and the Business Coordinating Council formalized the Agreement for Economic Reactivation, which includes a set of actions and infrastructure projects financed by private capital. The agreement includes thirty-nine projects in the communications, transportation, energy, water and environmental sectors, which translates into a total investment of Ps. 297.34 billion. The actions included in this agreement are: (i) the use of the USMCA to develop competitive national suppliers, attract investment and increase exports to the eastern coast of the United States, among other things, and (ii) the promotion of tourism, which includes the maintenance of roads, passenger trains, the rehabilitation and construction of airports and the strengthening of public security. On November 30, 2020, the Government and private sector entities announced a second agreement to promote infrastructure investment and boost economic recovery. This agreement contemplates twenty-nine new projects in the energy, communications and transportation, water, sanitation and environmental sectors, with a total investment of Ps. 228.6 billion.

Roads

The Government builds and maintains a large part of Mexico’s road network, but, since 2003, the Government has granted long-term concessions to private sector companies, allowing these companies to construct, operate and maintain toll roads.

According to preliminary figures, as of 2020 (the latest year for which data is available), Mexico’s road network totaled an estimated 397,938 km, of which 176,250 km consisted of paved roads and 10,843 km consisted of toll expressways.

In December 2018, President López Obrador announced the Programa Nacional de Infraestructura Carretera 2018-2024 (National Highway Infrastructure Program 2018-2024). This program allocates priority for highway construction and maintenance to areas of Mexico that currently lack significant roads and highway infrastructure in order to encourage development. In 2021, the Government allocated Ps. 2.5 billion to improve the conditions of 68.0 kilometers of highway infrastructure.

In 2021, the Government continued to prioritize the maintenance of roads and highways, as well as the completion of unfinished infrastructure projects, investing Ps. 55.9 billion towards in-progress projects.

The Don-Nogales Station highway segment in Sonora will be approximately 650 kilometers in length. As of December 6, 2021, the segment was 99.2% completed and the Government confirmed it has the necessary funding to finish the project, which is expected to be completed in the second half of 2022.

The following table illustrates the development of Mexico’s road network for the periods indicated.

Table No. 36 – Development of Mexico’s Road Network

	2017	2018	2019	2020
Road network (total) (km)	398,149	407,958	397,313	397,938
Paved roads (km)	174,912	177,192	175,124	176,250
Expressways and toll roads (km)	10,362	10,614	10,794	10,843

Source: Secretaría de Infraestructura, Communcaciones y Transportes (Ministry of Infrastructure, Communications and Transportation)

Seaports

During 2021, the amount of cargo transported via Mexican seaports totaled 286.1 million tons, a 7.3% increase as compared to 2020.

As with its road network, the Government has promoted an increased role for the private sector in the development, management and improvement of Mexico’s seaport facilities. In exchange, private sector operators are expected to develop and modernize the seaport facilities, as well as any surrounding transportation infrastructure. Notwithstanding these concessions, the Government still operates a significant portion of Mexico’s principal seaport facilities.

As part of the National Development Plan, in 2019, the Government began the Plan de Desarrollo del Istmo de Tehuantepec (Isthmus of Tehuantepec Development Plan). The Isthmus of Tehuantepec Development Plan includes the Corredor Interoceánico del Istmo de Tehuantepec (Interoceanic Corridor of the Isthmus of Tehuantepec), which was created on June 14, 2019 and is expected to begin operating by the end of the President’s six-year term. The Interoceanic Corridor of the Isthmus of Tehuantepec will consist of various modes of transport and an investment of Ps. 8 billion, in part for the rehabilitation of railroad tracks for cargo and passengers, the extension of the Salina Cruz-Coatzacoalcos road and the expansion and modernization of the Salina Cruz and Coatzacoalcos ports and the Salina Cruz and Minatitlán refineries. The Isthmus of Tehuantepec Development Plan includes a planned gas pipeline to supply domestic businesses and consumers. Along the Interoceanic Corridor of the Isthmus of Tehuantepec, economic zones will be created to attract private sector investments along with a guarantee of the supply of energy, water, digital connectivity and other basic inputs to meet the needs of companies and the working population.

During 2019, the Government announced a plan to expand the Port of Manzanillo in the Laguna de Cuyutlán, which will include the construction of four new terminals and, to protect the city and the environment, the construction of five water retention dams in the Punta de Agua stream and the modernization of a water treatment plant. On December 12, 2020, the Government announced that the port expansion will include connections with the Port of Cuyutlán through a tunnel, viaducts and highways, as well as a customs office, outer harbor and two cargo terminals on water and land. The total estimated cost for the construction of the two terminals, including complementary works, is Ps. 22,425 million.

Aviation

Airports located in major Mexican cities, such as Mexico City, Guadalajara and Monterrey, are serviced by both domestic and international airlines, while airports located in smaller cities are limited to scheduled service by domestic airlines. As of December 31, 2021, there were 77 airports in Mexico, of which 64 service both domestic and international flights. During 2021, the number of airline passengers on international and domestic flights to and from Mexico increased by 66.4%, as compared to 2020, while the number of airline passengers on international flights to and from Mexico increased by 79.6%, as compared to 2020.

The Ley de Aviación Civil (Civil Aviation Law) was amended on May 20, 2021 to expand and improve operational safety in civil aviation, mainly by (1) increasing collection and systematization of information for use in operational safety management systems, (2) creating the Comisión Investigadora y Dictaminadora de Accidentes Aéreos (Investigative and Judging Commission of Air Accidents) and (3) expanding the types of infractions subject to the law. On May 25, 2021 the United States Federal Aviation Administration (FAA) announced that, following an assessment of Mexico’s civil aviation authority, Mexico’s aviation safety rating was downgraded from “Category 1” to “Category 2,” which may have a negative impact on Mexico’s passenger traffic or the public perception of the safety of Mexican airports. On May 26, 2021, representatives from the Ministry of Communication and Transportation met with senior executives of Mexico’s commercial airlines to develop strategies for returning to Category 1 status. On July 25, 2021, the Agencia Federal de Aviación Civil (Federal Civil Aviation Agency, or AFAC) and the FAA signed an agreement pursuant to which FAA safety experts will visit Mexico to provide technical assistance, with the aim of restoring Mexico’s Category 1 aviation safety rating.

Under applicable Mexican law, foreigners may own up to 49% of Mexico’s airports, although higher participation percentages may be obtained with the approval of the Comisión Nacional de Inversiones Extranjeras (National Foreign Investments Commission). A concession granted by the Ministry of Communication and Transportation is required in order to operate, maintain and develop an airport. A Government-owned company operates the Aeropuerto Internacional de la Ciudad de México (Mexico City International Airport).

In November and December 2018, the new Mexican administration announced policy changes related to the Nuevo Aeropuerto Internacional de la Ciudad de México (NAICM), the new airport in the Mexico City metropolitan area that would have replaced the Mexico City International Airport currently in operation. In connection with these announcements, in December 2018 the Mexico City Airport Trust (MEXCAT) purchased for cash U.S.$1.8 billion of its U.S.$6.0 billion of notes issued in the international markets and, with the consent of holders, amended the indentures governing the notes and other related agreements, with the goal of providing the Government the flexibility to develop alternative airport infrastructure.

On March 11, 2019, President López Obrador announced that the saturation of NAICM will be addressed by building two additional runways at the Base Aérea Militar de Santa Lucia (Santa Lucia Air Force Base) located in Zumpango, Estado de Mexico. The construction of the Santa Lucia General Felipe Ángeles airport began on October 17, 2019 and the airport began operating on March 21, 2022. For additional information on the Santa Lucia General Felipe Ángeles airport, see “Recent Developments—The Economy—Principal Sectors of the Economy—Transportation and Communications.”

Railways

Mexico’s railway system is divided into three regional lines, several short lines and one railway terminal in the Valley of Mexico.

During 2021, Mexico’s railway system carried 129.9 million tons of freight, a 7.9% increase as compared with 2020. Transportation of exports by train increased by 4.5% from 21.3 million tons in 2020 to 22.3 million tons in 2021, while transportation of imports increased by 11.8% from 62.9 million tons in 2020 to 70.3 million tons in 2021.

The Agencia Reguladora del Transporte Ferroviario (Regulatory Agency for Railway Transportation) regulates, among other matters, the operation of railways, passage and trackage rights, competition among carriers and the tariffs that may be charged. No new concessions were made during 2020 and 2021. For more information on the Regulatory Agency for Railway Transportation, see “Recent Developments—The Economy—Principal Sectors of the Economy—Transportation and Communications.”

The Government has also granted private sector companies the right to provide passenger railway transportation services and ownership rights in the terminal in the Valley of Mexico as well as an allocation to the state of Jalisco to provide railway transport for tourism purposes on a portion of the Pacific-North railway route.

The Ministry of Communication and Transportation announced in November 2017 the construction of the Tren Interurbano (Interurban Train), which will travel the 58 kilometers from Mexico City to Toluca, the capital of the state of Mexico. Construction was suspended from January 10, 2018 to April 24, 2018 due to litigation relating to compensation for land use rights. On December 12, 2019, the Ministry of Communication and Transportation resumed construction of the Interurban Train. As of December 26, 2021, the project was approximately 76% completed (41 of 57.87 kilometers), and work on the remaining tracks was halfway complete. The project is expected to be completed and operational by December 2023.

President López Obrador inaugurated Line 3 of the Guadalajara light rail in the state of Jalisco on September 12, 2020. The line connects three cities in Jalisco: Guadalajara, Zapopan and Tlaquepaque. It currently serves 4.5 million inhabitants and is expected to prevent the emission of approximately 17,000 tons of carbon dioxide each year.

The indigenous communities of the Yucatan Peninsula voted in December 2019 to approve the Tren Maya (Mayan Train) development project. The Mayan Train is expected to begin operations by the end of the President’s six-year term. It will connect the states of Yucatán, Campeche, Quintana Roo, Tabasco and Chiapas and involves 1,500 kilometers of new railway infrastructure for tourists, passengers and cargo. The Mayan Train is expected to have capacity to transport 3 million visitors a year. The estimated investment for the Mayan Train is between Ps. 120 and Ps. 150 billion, and the construction phase is expected to create 300,000 direct jobs.

Communications

The table below demonstrates the growth in telephone, cellular mobile and internet connectivity in Mexico for the periods indicated.

Table No. 37 – Communications

	As of December 31,
	2017	2018	2019	2020	2021(3)

Telephone lines in service(1)	58.0	61.0	63.0	68.0	70.0
Cellular telephones in service(2)	90.0	96.0	96.0	98.0	99.0
Inhabitants with internet connectivity(1)	50.0	54.0	55.0	62.0	67.0

(1)	Figure per 100 homes.
(2)	Figure per 100 inhabitants.
(3)	Figures for 2021 correspond to the third quarter.

Source: Instituto Federal de Telecomunicaciones (Federal Telecommunications Institute).

The Government aims to provide Mexican citizens with access to better and cheaper telecommunications services and to increase competition and investment in these industries. CFE has a nonprofit subsidiary, CFE Telecomunicaciones e Internet para Todos (CFE Telecommunications and Internet for All), which was created on August 2, 2019. Its purpose is to provide telecommunications services to guarantee the right to access information and communication technologies, including broadband and internet, throughout Mexico.

Through a public-private partnership that began in March 2018, the Government also started work on the Red Compartida (Shared Network), a project to increase telecommunications coverage in Mexico through 4.5G or higher wireless networks. The project’s goals are to offer services to 85% of the population by January 24, 2022 and to 92.2% of the population by January 24, 2024. Likewise, it aims to provide progressive coverage by January 24, 2022 to 111 Pueblos Mágicos (Magical Towns), small, rural towns that offer indigenous crafts and other unique attractions.

In accordance with these aims, the Government permits up to 100% foreign direct investment within the telecommunications and satellite communication sector (including cable television). The Government also permits up to 49% foreign direct investment in broadcasting, subject to any reciprocity agreement between Mexico and the investor’s or operator’s country of origin.

The Federal Telecommunications and Broadcasting Law aims to both increase access to telecommunications and broadcasting generally and eliminate or alleviate certain cell phone carrier charges, including long distance charges. The Sistema Público de Rafiodifusión del Estado Mexicano (Public Broadcasting System of the Mexican State) is a decentralized public entity that ensures steady access to broadcasting services in each Mexican state.

Since 2016, the Government has aimed to open up telecommunications bidding processes, improve access to broadband telecommunication services for the public and increase competition in the telecommunications market through a series of Constitutional amendments. In 2017, the Supreme Court declared unconstitutional the portion of the Federal Telecommunications and Broadcasting Law that required providers of telecommunications services to allow rival companies to use their networks without a fee on the basis that only the Federal Telecommunications Institute, and not Congress, has the power to determine the interconnection tariffs. In response, the Federal Telecommunications Institute set the relevant interconnection rates to be used in the event of disagreements between providers of telecommunications services.

The Estrategia Digital Nacional 2021-2024 (National Digital Strategy 2021-2024), a new program to facilitate improved communications, was published in the Official Gazette on September 6, 2021. The program has two main policies: (1) the Digital Policy in the Federal Public Administration, aimed at using information and communication technologies to improve and make government services available to citizens, and (2) the Social Digital Policy, aimed at increasing internet coverage throughout the most rural and poor areas of Mexico in order to combat marginalization and improve communications, facilitating the integration of these areas into the national economy.

Construction

During 2021, construction sector output increased by 7.2% in real terms, as compared to a 17.6% decrease in real terms during 2020. The construction sector is subject to cyclical trends and is one of the sectors most affected by changes in Governmental and private sector expenditures. It has thus largely benefited from the recent reconstruction, modernization and expansion of the federal highway network, as well as other infrastructure-, residential- and industrial-related construction projects.

Mining

The following table presents mining sector performance for the periods indicated.

Table No. 38 – Mining

	As of December 31,
	2017	2018	2019	2020	2021
Mining, petroleum and gas sector output (% change over prior year)	(8.3)	(5.5)	(4.4)	(0.7)	1.6
Extractive mineral exports (excluding oil) (% change over prior year)	24.2	14.8	(0.7)	19.7	29.0
Extractive mineral exports (including oil and oil products) as a percentage of total merchandise exports	7.1	8.2	7.0	6.0	7.8

Source: Banco de México.

In 2018, the mining sector continued its consistent year-over-year trend of declining output, which was mainly due to the continued decline in oil and gas extraction in the fourth quarter of 2018, as well as a decline in mining-related services. This downward trajectory continued into 2019, although by the fourth quarter of 2019, the mining industry began to recover as a result of increased mining of both metallic and non-metallic minerals. Nevertheless, for most of 2020, the mining sector showed declining output, largely due to stagnant levels of metallic and non-metallic minerals and a cutback in oil production, both of which resulted from COVID-19-related lockdowns and suspensions of economic activity at local and international levels. The mining sector expanded in January and February 2021, driven by growth in oil and gas extraction, as well as mining-related services. However, the sector began to contract in March due to slow growth in the metallic and non-metallic minerals subsector. The second quarter of 2021 showed a similar trend, and while mining-related services grew, oil and gas extraction stagnated and the metallic and non-metallic minerals subsector continued to decline. In the third quarter, mining performed weakly, largely as a result of declining oil and gas extraction following an event at the E-Ku-A2 platform in August 2021 which caused damage to the compression equipment and infrastructure required to handle and transport natural gas. However, oil extraction moderately recovered in the third quarter as compared to mid-2020 due to increased global demand and the establishment of new wells, and metallic and non-metallic minerals and mining-related services also began to recover. Growth in the oil and gas extraction and metallic and non-metallic minerals subsectors remained weak until the end of the year, although mining-related services recovered modestly during the fourth quarter.

Under the Constitution and applicable Mexican laws, mineral mining activities may only be carried out by the Government or, alternatively, by Mexican individuals or corporations, if issued a Government concession. Foreign investment, including controlling interests, in Mexican mining companies is permitted under Mexican laws, with the exception of any mining of radioactive minerals. Foreign investment and mining regulations permit foreign investors to hold a majority interest in any Mexican company engaged in mining activities for the period of the concession. These foreign investment regulations promote the development of the mining industry, as they allow for: (1) broader exploration, (2) the discovery of new financing sources and (3) further domestic technology development. Under Mexico’s Ley Minera (Mining Law), private companies are granted concessions to explore for up to six years and to mine for up to fifty years.

Electric Power

Under the National Development Plan, the Government intends to provide resources to CFE to modernize its infrastructure and to alleviate certain tax burdens. The new energy policies will encourage Mexico’s population to incorporate renewable energy sources into electricity production, which is expected to improve access to electricity for approximately two million people who live in small, isolated communities that still lack access.

The Programa de Desarrollo del Sistema Eléctrico Nacional 2019-2033 (National Electric System Development Program 2019-2033, or PRODESEN), established on June 14, 2019, is a program that details a national energy policy specific to electricity. Over the course of fifteen years, the program intends to guarantee the supply of electrical energy in accordance with the country’s economic growth while providing the best quality and prices for consumers. Regulations will be applied equally among state and private electricity companies. Under the program, Mexico aims to increase generation of clean and renewable electricity in order to further comply with international commitments relating to climate change and emission reduction.

PRODESEN includes the Programa Indicativo para la Instalación y Retiro de Centrales Eléctricas (Indicative Program for the Installation and Removal of Power Plants, or PIIRCE), the Programa de Ampliación y Modernización de la Red Nacional de Trasmisión y Redes Generales de Distribución del Mercado Eléctrico Mayorista (Program for the Expansion and Modernization of the National Transmission Network and General Distribution Networks of the Wholesale Electricity Market), and the Programa de Ampliación y Modernización de las Redes Generales de Distribución no correspondientes al Mercado Eléctrico Mayorista (Program for the Expansion and Modernization of General Distribution Networks Not Corresponding to the Wholesale Electricity Market). For additional updates on PRODESEN and CFE, see “Recent Developments—The Economy—Principal Sectors of the Economy—Electric Power.”

Increased access to electricity is a Government priority. As of December 31, 2021, approximately 99.2% of the total population had access to electric power. As a percentage of the total population, approximately 100.0% of Mexico’s urban population and 96.2% of Mexico’s rural population had access to electricity as of December 31, 2021.

The Government continues to invest in electricity generation, transmission and distribution infrastructure to address Mexico’s growing demand for electricity. The Plan de Inversiones de la CFE (CFE Investment Plan) for 2022-2026, announced by CFE on December 15, 2021, contemplates a total investment of Ps. 381,544 million to be made in this area during the period. The 2022-2026 business plan, which supersedes the 2021-2025 plan published in January 2021, includes: (i) an analysis of CFE’s current operational, administrative, regulatory and financial situation; (ii) eight main objectives designed to consolidate its position as the leading energy company in Mexico and contribute to the sustainable development of the country; (iii) an investment program and its main sources of financing; and (iv) operational and financial projections.

CFE’s Plan Integral de Modernización de Centrales Hidroeléctricas (Integral Plan for the Modernization of Hydroelectric Power Plants) contemplates a U.S.$1 billion investment and the modernization of 14 power plants by the first quarter of 2024. This plan, published on July 14, 2021, is aimed at strengthening the National Electric System by increasing annual electricity generation, modernizing equipment and extending the useful life of the plants for 50 years.

Mexico, through CFE, produced 220,341 gigawatt hours of electricity in 2021, a decrease of 0.14%, as compared to 2020 and a decrease of 10.3% since 2019. Mexico exported 2,362 gigawatt hours of this electricity in 2021, as compared to 1,883 gigawatt hours in 2020. As of December 31, 2021, CFE’s installed generating capacity was 59,560 megawatts, an increase of 0.94% from 2020. Domestic energy generation in 2021 was further supplemented by imports of electricity totaling 324,629 gigawatt hours.

The above-mentioned domestic energy generation takes into account self-supply energy generation, which is private-sector based and which has rapidly increased over the course of the last several years. In 2021, self-supply energy generation bought by CFE totaled 95,024 gigawatt hours, an increase of 12.52% from the 84,452 gigawatt hours generated in 2020.

The diversification of energy resources is also an important objective of the Government. The following table provides certain information regarding the composition of the main energy sources in Mexico for 2018 through 2021.

Table No. 39 – Electricity Generation by Source (gigawatt hours (GWh))

	Electricity Generation 2018	Participation %	Electricity Generation 2019	Participation %	Electricity Generation 2020	Participation %	Electricity Generation 2021	Participation %
Conventional Sources	238,338	76.7%	243,251	76.5%	225,359	72.1%	232,332	72.4%
Combined-cycle	161,693	68%	171,811	71%	180,864	80%	185,687	80%
Thermoelectric	39,345	17%	38,020	16%	22,405	10%	22,549	10%
Carbo-electric	27,347	11%	21,611	9%	12,525	6%	8,704	4%
Combustion Turbine	7,815	3%	9,090	4%	7,147	3%	13,312	6%
Internal Combustion	2,138	1%	2,719	1%	2,418	1%	2,079	1%
Others	—	—	—	—	—	—	—	—
Clean Energy	72,347	23.3%	74,570	23.5%	86,988	27.9%	88,479	27.6%
Renewable	52,511	73%	54,453	73%	65,221	75%	76,874	87%
Hydroelectric	32,234	45%	23,602	32%	26,817	31%	34,258	39%
Eolic	12,435	17%	16,727	22%	19,702	23%	21,266	24%
Geothermal	5,065	7%	5,061	7%	4,575	5%	4,457	5%
Solar	2176	3%	8,394	11%	13,528	16%	16,893	19%
Bioenergy	600	1%	669	1%	600	1%	—	—
Distributed Generation	—	—	—	—	—	—	—	—
Others	19,836	27%	20,118	27%	21,767	25%	11,606	13%

Total	310,685	100%	317,820	100%	312,347	100%	320,811	100%

Source: PRODESEN 2021-2035, Ministry of Finance and Public Credit and CFE.

The Electric Power Industry Law establishes a regulatory framework that enables private-sector companies to obtain permits for the generation and commercialization of electric power in a new wholesale electricity market, and the Reglamento de la Ley de la Industria Eléctrica (Rules for the Electric Power Industry Law) details the bidding process for participation in the electric power sector. The law was amended on March 9, 2021 to include the Contrato de Cobertura Eléctrica con Compromiso de Entrega Física (Electricity Coverage Agreement with Physical Delivery Commitment), which regulated certain practices for private sector generation of electricity. Upon court order, this reform was suspended by the Ministry of Energy on March 24, 2021.

The Government granted 304 permits for the transport of natural gas and 80 permits for the distribution of natural gas in 2021.

In 2014, the Ley de la Comisión Federal de Electricidad (Federal Electricity Commission Law) converted CFE from a decentralized public entity to a productive state-owned company. CFE now acts through its productive state-owned subsidiaries to undertake the generation, transmission, distribution and commercialization of electric power.

In 2019, CFE reached settlement agreements with respect to arbitration proceedings relating to certain costs that CFE incurred due to a delay in the start of operations for seven natural gas pipelines intended to supply CFE with natural gas for electricity generation. These settlement agreements are expected to guarantee the supply of natural gas for a period of over 20 years, while avoiding increases in electricity prices for consumers in Mexico. In May 2021, several counterparties initiated arbitration proceedings against a U.S. subsidiary of CFE asserting claims totaling more than U.S.$400 million under natural gas purchase agreements. The subsidiary believes it has meritorious defenses and intends to contest the proceedings. These agreements are not guaranteed by CFE or the Government. On June 17, 2021, the General Director of CFE stated that resolution of this dispute was ongoing and that the dispute is not expected to have a material financial impact on CFE.

In July 2021, CFE issued a bond in the international market, the proceeds of which were used to refinance CFE’s previous obligations. In December 2021, CFE conducted its first tender offer in the local financial market for a repurchase of Cebures for a total of Ps. 7.8 billion and carried out an issuance of Cebures for Ps. 10.5 billion.

The Government continues to promote private sector participation in the electric power sector and in electricity production. As of December 31, 2021, electricity generation capacity by fossil fuels represented 72.4% of the country’s total electricity generation capacity, as compared to 72.1% as of December 31, 2020, while electricity generation capacity from clean sources was 27.6%, as compared to 27.9% as of December 31, 2020.

Science and Technology

The Government announced a new program, the Programa Especial de Ciencia, Tecnología e Innovación 2021-2024 (Special Program for Science, Technology and Innovation 2021-2024), on December 28, 2021. The program has six main objectives: (i) to promote the training and updating of high-level specialists in scientific, humanistic, technological and socioeconomic research, (ii) to achieve scientific and technological independence and global leadership positions in these fields, (iii) to coordinate the production of humanistic, scientific and technological knowledge among the private and public sectors, (iv) to ensure that scientific knowledge, technology and innovation is translated into sustainable solutions, (v) to provide universal access to and the benefits of scientific, technological and humanistic knowledge to all sectors of the population and (vi) to coordinate collaboration between different levels of government, institutions of higher education and research centers. The program specifies the sources of funding for implementation and specific targets to achieve the main objectives.

FINANCIAL SYSTEM

Mexico’s financial system consists of public- and private-sector financial institutions. As of December 31, 2021, the Mexican financial system included 50 commercial banks, six development banks and a number of securities brokerage houses and non-bank institutions.

Monetary Policy, Inflation and Interest Rates

Monetary Policy

Banco de México is Mexico’s central bank. Its functions and administration are governed by Article 28 of the Constitution, as further regulated by the provisions of the Ley del Banco de México (Bank of Mexico Law). Banco de México’s main purpose is to provide the country’s economy with domestic currency, the peso. In pursuing this purpose, its primary objective is to seek the stability of the purchasing power of the peso.

Banco de México is authorized to issue regulations aimed at monetary and foreign exchange management, the sound development of the financial system, including the regulation of financial derivatives, the proper functioning of the payment systems and the protection of the financial public interest. Banco de México also performs the following functions, among others: (1) regulate the issuance and circulation of currency, foreign currency exchange, financial intermediation and services, as well as payment systems, (2) operate as reserve bank and lender of last resort for credit institutions, (3) provide treasury services to the Government and act as its financial agent, including by managing Mexico’s international reserves, (4) counsel the Government on economic and, in particular, financial issues and (5) participate in the IMF and other international financial institutions.

As of December 31, 2021, Banco de México had assets totaling Ps. 4,753.4 billion (U.S.$ 230.9 billion).

Banco de México is managed by a five-member Junta de Gobierno (Board of Governors) appointed by the President and confirmed by the Senate. From among these members, the President appoints a Governor, who presides over the Board of Governors. Victoria Rodríguez Ceja is the current Governor of Banco de México and will serve through December 31, 2027.

The principal objective of the Government’s monetary policy is to create an environment of low and stable inflation. These objectives are achieved through actions taken by Banco de México to influence interest rates and inflation expectations to conform price behavior with the overarching goals of the Government’s monetary policy. By creating an environment of low and stable inflation, Banco de México encourages appropriate conditions for both sustained growth and the creation of permanent jobs. Accordingly, in the past, Banco de México has decreased the availability of domestic credit when: (1) the value of the peso has depreciated, (2) capital outflows have occurred or (3) inflation was higher than projected. Banco de México uses reserve requirements to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. Banco de México also establishes quarterly targets for the expansion of net domestic credit for each quarter.

Banco de México uses an overnight interbank funding rate as its primary monetary policy instrument. Under this policy, Mexico’s overnight interbank funding rate changes when medium-term inflation projections deviate from the target of 3.0% (+/-1.0%), which is intended to stabilize the purchasing power of the peso. From December 2015 until August 2019, Banco de México’s Board of Governors regularly announced increases in the overnight interbank funding rate. However, beginning in August 2019, the Board of Governors has consistently announced decreases in the overnight interbank funding rate. See “Financial System—Money Supply and Savings—Interest Rates.”

As of December 31, 2021, Banco de México’s net domestic credit, which is equal to the sum of net claims on the central government and claims on other sectors of the domestic economy, registered a negative balance of Ps. 1,811.1 billion, as compared to a negative balance of Ps. 1,844.6 billion on December 31, 2020.

The Consejo Nacional de Inclusión Financiera (National Council for Financial Inclusion, or CONAIF) and the Comité de Educación Financiera (Committee on Financial Education, or CEF) presented the Política Nacional de Inclusión Financiera (National Policy for Financial Inclusion, or PNIF) on March 11, 2020. This policy aims to strengthen the financial health of the Mexican population through increased access to, and efficient use of, the financial system, development of citizens’ economic-financial competence and user empowerment, with the aim of contributing to social mobility, economic growth and the well-being of the population. The PNIF has six main goals: (1) expanding access to, and use of, financial services; (2) expanding the use of digital payment in the private and public sectors; (3) improving financial services infrastructure; (4) improving financial competency; (5) improving financial protection and access to financial information; and (6) improving the financial wellbeing of vulnerable groups.

In August 2021, the Grupo de Seguimiento de Inclusión Financiera (Financial Inclusion Monitoring Group, or GSIF) and the Grupo de Seguimiento, Desarrollo e Investigación (Monitoring, Development and Research Group, or GSDI) presented the PNIF Execution Report for the period from June 2020 to July 2021 (2020-2021 Execution Report) and the PNIF Work Plan for the period from July 2021 to June 2022 (2021-2022 Work Plan). The 2020-2021 Execution Report noted that by the end of June 2021, almost a third of the 158 planned activities aimed at promoting the goals of the PNIF were completed during the period. The remaining activities that were not completed by June 2021 became part of the 2021-2022 Work Plan, which consists of 132 activities to promote the objectives of the PNIF.

Money Supply and Savings

Banco de México’s monetary aggregates measure monetary supply provided by both internal and external financial sources, separating residents’ and nonresidents’ savings in both markets. The monetary aggregates also differentiate public and private sector financial savings. Banco de México’s M1 monetary aggregate consists of bills and coins held by the public, plus: (1) checking accounts denominated in local currency and foreign currency, (2) interest-bearing deposits denominated in pesos and operated by debit cards and (3) savings and loan deposits. M2 consists of M1, plus: (1) bank deposits, (2) Government-issued securities, (3) securities issued by firms and non-bank financial intermediaries and (4) Government and INFONAVIT liabilities related to Mexico’s retirement savings system. M3 consists of M2, plus financial assets issued in Mexico and held by non-residents. M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of the money supply aggregates changed as of January 31, 2018. The new money supply aggregates reflect the Monetary and Financial Statistics Manual and Compilation Guide published by the IMF in 2016. The data below has been restated to the present according to the new methodology.

Table No. 40 – Money Supply

	December 31,
	2017		2018		2019		2020(1)		2021(1)

	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,372,884	Ps.	1,494,949	Ps.	1,548,852	Ps.	1,905,670	Ps.	2,226,583
Checking deposits
In domestic currency		1,630,929		1,710,671		1,734,707		1,970,337		2,145,470
In foreign currency		537,826		505,663		468,212		578,654		658,895
Interest-bearing peso deposits		702,744		757,136		925,791		1,163,208		1,316,606
Savings and loan deposits		19,635		23,797		24,473		27,836		29,767

Total M1	Ps.	4,264,018	Ps.	4,492,216	Ps.	4,702,035	Ps.	5,645,705	Ps.	6,377,322

M4	Ps.	11,712,256	Ps.	12,262,977	Ps.	13,200,329	Ps.	14,419,815	Ps.	15,339,120

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
Source:	Banco de México.

In 2021, the M1 money supply increased by 5.2% in real terms. The increase was due to a 1.4% real increase in the interest-bearing peso deposits component, a 6.1% real increase in the foreign currency checking deposits component and an 8.8% real increase in the bills and coins component.

Financial savings — defined as the difference between the monetary aggregate M4 and the bills and coins component of the M1 money supply held by the public — fell in 2021, a 2.4% decrease in real terms from financial savings in 2020. This decrease was attributable to a 0.9% real decrease in the aggregate M4 component. From 2020 to 2021, there was a 2.8% real increase in savings generated by residents in real terms, as compared to a 7.2% increase from the prior annual period, while savings generated by non-residents decreased by 25.3% in real terms. The decrease in non-residents’ savings was primarily attributable to a 3.8% decrease in real terms in term deposits of immediate receivable in banks and a 15.2% increase in value held by non-resident creditors in repurchase agreements.

The 2021 monetary base (currency in circulation plus bank deposits at Banco de México) totaled Ps. 2,440.8 billion, which represents a 0.1% nominal increase from the 2020 monetary base total. This expansion was due to a 0.1% nominal increase in the bills and coins in circulation and a decrease in the banking deposits component from Ps. 1,208.8 million in 2020 to Ps. 975.2 million in 2021.

Inflation

Consumer inflation for 2021 was 7.4%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 4.2 percentage points higher than the 3.2% consumer inflation for 2020 and 4.5 percentage points higher than the 2.8% consumer inflation for 2019. This trend reflects the continuing global impact of the COVID-19 pandemic, including supply-chain issues that have driven up production costs, Mexican government measures to mitigate the impact of the pandemic and foreign government stimulus programs. The reopening of activities like tourism and entertainment has also contributed to the rise in inflation in the services sector. Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 5.9%, 2.1 percentage points higher than the 3.8% core inflation for 2020.

In 2017, the Government gradually removed price controls on gasoline and diesel to liberalize domestic fuel prices so that they are determined according to market forces, and since November 30, 2017, domestic fuel prices have been determined by the market. Maximum fuel prices are no longer published by the Ministry of Finance and Public Credit. Fuel sale prices are reported by each service station to the CRE in accordance with Resolution A/041/2018 and the Hydrocarbons Law. For more information about fuel pricing policies, see “Public Finance—Revenues and Expenditures.”

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor.”

Table No. 41 – Rates of Change in Price Indices

	National Producer Price Index(1)(2)	National Consumer Price Index(1)(3)	Increase in Minimum Wage(4)
2017	4.7	6.8	10.4
2018	6.4	4.8	10.4
2019	0.8	2.8	100.0;(5) 16.2	(6)
2020	4.1	3.2	4.8;(5) 20.0	(6)
2021	9.3	7.4	15.0;(5) 15.0	(6)

(1)	For annual figures, changes in price indices are calculated each December.
(2)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012. INPP takes July 2019 as a base date.

(3)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018, (2) increase the number of categories for goods and services, (3) increase the number of areas represented and (4) adjust the weighting of each component.

(4)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for the year, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1 of that year.

(5)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(6)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

In successive monetary policy decisions over the first half of 2021, Banco de México maintained or reduced the overnight interbank funding rate. The overnight interbank funding rate stood at 4.25% before the first monetary policy meeting of the year on February 11, 2021, when Banco de México reduced the overnight interbank funding rate to 4.00%. Banco de México maintained the overnight interbank funding rate at 4.00% at its second and third monetary policy meetings on March 25 and May 13, 2021. The March 25 decision took into account further episodes of currency depreciation, external pressures on inflation, an increase in interest rates in the medium- and long-term and a slowdown in domestic economic activity in January and February 2021. The May 13 decision took into account a slight appreciation in the currency and an increase in the interest rates in the short-term.

In subsequent meetings over the second half of 2021, Banco de México increased the overnight interbank funding rate. At the fourth, fifth, sixth and seventh meetings, on June 24, 2021, August 12, 2021, September 30, 2021 and November 11, 2021, respectively, the overnight interbank funding rate was increased by 25 basis points on each occasion. The decisions took into account the impact and magnitude of extended periods of high global inflation.

Banco de México increased the overnight interbank funding rate by a further 50 basis points at its meeting on December 16, 2021. That decision considered the additional impact of inflation and the causes of inflation, risks related to high food and energy prices and uncertainty relating to global economic and financial conditions. Therefore, as of December 31, 2021 the funding rate reached a level of 5.50%, compared to 4.25% as of December 31, 2020.

Cetes Rates

One indicator used to measure Mexico’s interest rates is the interest rate on Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), which are zero-coupon bonds issued by the Government. During 2021, interest rates on 28-day Cetes averaged 4.4%, as compared to 5.3% in 2020. Interest rates on 91-day Cetes averaged 4.6%, as compared to 5.3% in 2020.

TIIE Rates

Banco de México publishes an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE). The TIIE is calculated for twenty-eight days and ninety-one days as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. In contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP), an alternative measure of interest rates, tends to lag somewhat behind current market conditions.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.

Table No. 42 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE

2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0

Source: Banco de México.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The Comisión de Cambios (Foreign Exchange Commission), made up of officials from the Ministry of Finance and Public Credit and Banco de México, is responsible for foreign exchange policy, as well as policies for the accumulation of international reserves in Mexico. The Foreign Exchange Commission: (1) authorizes loans from the IMF, agencies of international financial cooperation, central banks, foreign legal persons that exercise authority in financial matters and foreign financial institutions for purposes of currency regulation, (2) sets the criteria for Banco de México’s foreign currency operations, (3) determines the exchange rate for foreign exchange, (4) establishes the limits on the amount of active and passive transactions involving exchange risks of development banks and (5) creates guidelines for the management and valuation of international reserve assets. The Foreign Exchange Commission mandates that market forces determine the exchange rate (a floating exchange rate or free floating regime).

The Government directly establishes the quarterly targets for the expansion of “net domestic credit.” “Net domestic credit” is defined as the variation of the monetary base (currency in circulation plus bank deposits at Banco de México), less the variation of Banco de México’s “net international assets.” “Net international assets” is, in turn, defined as Mexico’s gross international reserves plus its assets with a maturity longer than six months that are derived from its credit agreements with central banks, minus its (1) liabilities outstanding to the IMF and (2) liabilities with a maturity shorter than six months that are derived from its credit agreements with central banks.

The Foreign Exchange Commission has adopted several different mechanisms to moderate the rate of Mexico’s accumulation of international reserves through the auctioned sale of U.S. dollars, including through a foreign exchange market mechanism implemented in 2017 consisting of non-deliverable forward auctions to be settled in Mexican pesos. The foreign exchange market mechanism aims to maintain the local exchange market while supplying market participants with a foreign exchange hedging instrument in order to mitigate exposure to foreign exchange risk. The market mechanism’s original maximum program size was U.S.$20 billion. The Foreign Exchange Commission increased the maximum program size to U.S.$30 billion on March 9, 2020 in response to foreign exchange volatility arising from COVID-19-related global market stress. The Foreign Exchange Commission may intervene in the exchange market again at its discretion in the event of exceptional conditions.

Banco de México and the U.S. Federal Reserve established on March 19, 2020 a temporary U.S. dollar liquidity swap line arrangement in an amount up to U.S.$60.0 billion as a liquidity backstop to mitigate strains in the global funding markets. The Foreign Exchange Commission of Banco de México activated this arrangement on March 30, 2020 and has carried out thirteen dollar financing operations since March 2020 intended to use resources from the swap line to renew the maturities from previous auctions and to offer additional liquidity in U.S. dollars. As of November 8, 2021, the amount of outstanding financing related to this arrangement was U.S.$100 million.

On March 1, 2021, the Comisión de Cambios (Foreign Exchange Commission) of Banco de México announced two dollar financing operations intended to use resources from the temporary U.S. dollar liquidity swap line arrangement established on March 19, 2021 in an amount up to U.S.$60 billion to renew the maturities of the two swap operations held in December 2020. Accordingly, in a swap transaction with the U.S. Federal Reserve, Banco de México offered a total of $1.5 billion in auctions on March 3, 2021 and March 8, 2021. Both operations have a maturity of eighty-four days. Subsequently, on each of May 26 and 28, 2021, Banco de México offered U.S.$400 million each operation day. The operations will have a maturity term of eighty-four and seventy-nine days, respectively. On August 18, 2021 and November 10, 2021, Banco de México offered U.S.$400 million and U.S.$200 million, respectively. Both operations have a maturity of eighty-four days.

Foreign Exchange Rates

The Government maintains a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time in order to minimize volatility and ensure an orderly market. The Government also promotes market-based mechanisms for stabilizing the exchange rate, including offering over-the-counter forward and options contracts between banks and their clients in Mexico, as well as authorizing peso futures trading on the Chicago Mercantile Exchange. In addition, Banco de México permits foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on operating banking activities in Mexico).

Financial markets performed favorably at the beginning of 2021 due to increased COVID-19 vaccination rates worldwide and the approval of additional fiscal stimulus packages in the United States, among other countries. However, from mid-February to mid-March financial markets experienced a period of increasing volatility attributable to an increase in long-term interest rates in the United States due to the possibility of a significant increase in inflation resulting from large fiscal stimulus packages. As a result of uncertain financial conditions related to the impact of volatile inflation rates in the United States and globally, the peso/U.S. dollar exchange rate fluctuated between 19.58 and 21.42 in the first quarter of 2021.

Financial markets performed positively throughout the second quarter of 2021, although uncertainty persisted due to: (i) the ongoing COVID-19 pandemic; (ii) inflationary trends; and (iii) the unknown effects of inflation on global financial conditions. In this context, the peso appreciated while experiencing some volatility, with the exchange rate fluctuating between 19.70 and 20.66.

During the first half of the third quarter of 2021, financial markets were relatively stable. However, by the second half of September foreign exchange and fixed income markets were negatively impacted by periods of considerable uncertainty, mainly triggered by: (i) expectations that advanced economies (especially the United States) would begin adopting more restrictive monetary policy approaches earlier than anticipated, resulting in increases in medium- and long-term interest rates; (ii) high inflation levels globally; and (iii) concerns about the real estate sector in China. In this context, the peso registered episodes of depreciation and volatility, and the exchange rate fluctuated between 19.77 and 21.92 in the third quarter of 2021.

In the fourth quarter of 2021, the second half of November registered periods of volatility because of: (i) concerns about the spread of the COVID-19 omicron variant and its implications on global economic activity; (ii) persistent inflationary pressures globally; and (iii) expectations that the world’s major central banks would more quickly withdraw monetary stimulus measures. However, by the beginning of December volatility decreased as concerns about the omicron variant and its economic implications subsided. As a result, the peso depreciated early in the quarter before recovering in early December, with the exchange rate fluctuating between 20.17 and 21.92.

On December 31, 2021, the peso/U.S. dollar exchange rate closed at Ps. 20.4672 = U.S.$1.00, a 2.8% depreciation in dollar terms as compared to the rate at December 31, 2020.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 43 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2017	19.6629	18.9197
2018	19.6512	19.2421
2019	18.8642	19.2573
2020	19.9087	21.4936
2021	20.4672	20.2787
2022:
January	20.6352	20.4978
February	20.4257	20.4495
March	19.9112	20.5562

Source: Banco de México.

Banking System

The Mexican banking system is regulated by the Ley de Instituciones de Crédito (Credit Institutions Law, or LIC), and is composed of Banco de México, commercial banks, development banks and, to a limited extent, public trusts created by the Government. The LIC regulates the banking and credit activities in Mexico, particularly the organization, ownership and operation of credit institutions, as well as the activities and transactions that credit institutions may perform and their capitalization and reserve levels. Pursuant to the LIC, banking and credit services can only be provided by credit institutions. The LIC provides that credit institutions are (1) commercial banks and (2) development banks. The LIC was amended on March 27, 2020 to allow anyone over fifteen years old to open a bank account. Prior to the amendment, minors were required to have their legal guardians open a bank account in their name. Deposits in these accounts are restricted to governmental assistance funds or employment salaries and may only be deposited via online banking.

Mexico underwent a financial reform in 2014, which aimed to strengthen the overall banking institutional framework, foster competition and ensure prudence in the financial sector, allowing for more robust and sustainable provision of credit. This financial reform increased the Mexican legal framework’s compliance with the Key Attributes of Effective Resolution Regimes for Financial Institutions established by the Financial Stability Board (FSB). In March 2021, the FSB presented its eleventh annual report on the state of financial system stability in Mexico and on the activities carried out by the FSB between October 1, 2020 and March 31, 2021. The report stated that the balance of risks faced by the Mexican financial system had improved compared to the prior period, attributable to the better global economic outlook associated with the development and distribution of COVID-19 vaccines.

Additional laws governing the Mexican banking system include the Ley para Regular las Agrupaciones Financieras (Law to Regulate Financial Groups), which strengthens governance standards applicable to holding companies and subsidiaries forming a financial group. Pursuant to this law, multiple financial service companies may operate as a single group in certain circumstances.

The Ley para Regular las Instituciones de Tecnología Financiera, or Ley FINTECH (FINTECH Law) regulates the organization, operation, functioning and authorization of entities that offer alternative means of access to financing and investment, such as crowdfunding, the issuance and management of electronic payments and the exchange of virtual assets or cryptocurrency. The FINTECH Law recognizes two new types of financial entities: crowdfunding entities and electronic payment institutions, which require an approval from the CNBV to be incorporated and to operate.

The Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (National Commission for the Protection and Defense of Users of Financial Services, or CONDUSEF) is tasked with increasing financial institution transparency and enforcement by issuing and publishing recommendations to financial institutions, regulating standard agreements used with consumers and initiating class actions for the benefit of consumers.

Mexican financial authorities periodically evaluate bank performance and the overextension of credit and reinforce the coordination mechanisms among themselves.

Mexico continues to improve the regulatory framework of various financial institutions in order to prevent illicit financial transactions and the financing of terrorism. On September 9, 2021, the Federal government modified several General Provisions referred to in Article 124 of the Ley de Ahorro y Crédito Popular (Law of Savings and Popular Credit) in order to comply with recommendations of the Financial Action Task Force (FATF).

At the end of December 2021, the total assets of the banking sector were Ps. 11,078 billion, which represented a real annual decrease of 7.8% as compared to the end of December 2020. The current loan portfolio of the banking sector was Ps. 5,435 billion, a real annual decrease of 2.0% as compared to the end of December 2020. The banking sector’s net result was Ps. 182 billion at the end of December 2021, 65.7% higher in real terms as compared to the end of December 2020. At the end of December 2021, there were 50 operating multiple purpose financial institutions.

Commercial Banks

In accordance with the LIC, commercial banks are required to obtain authorization from the Government in order to be organized and operate as such. Authorization may be granted by the CNBV upon prior approval of its Board of Governors and the favorable opinion of Banco de México. These authorizations are non-transferable due to their particular nature.

Foreign financial firms operate in Mexico through subsidiaries, not branches. Therefore, all banks operating in Mexico constitute separate legal entities, which are locally incorporated and subject to local regulation and supervision. The resolution regime applies to all commercial banks established in Mexico, including subsidiaries of foreign banks.

The following table shows selected metrics measuring the performance of the commercial banking system.

Table No. 44 – Commercial Banking System

(In Billions of Pesos)(1)

	2017		2018		2019		2020		2021(2)
Total loan portfolio	Ps.	4,506.8	Ps.	4,928.4	Ps.	5,161.4	Ps.	5,041.3	Ps.	5,308.5
Past-due commercial bank loans(3)		36.9		40.5		44.1		47.5		44.7
Commercial bank loan loss reserves(3)		48.0		53.4		55.4		61.1		69.4

(1)	Current pesos.
(2)	Preliminary figures.
(3)	Excluding banks under Government intervention and those in special situations.
Source:	CNBV.

As of December 31, 2021, there were 50 commercial banks registered with the CNBV.

Development Banks

Development banks are entities of the Federal Public Administration that have legal and budgetary autonomy from the Government. Development banks are incorporated as national credit entities, which compose a portion of the Mexican banking system. Congress determines the area of focus of each development bank. The development banks’ main objective is to provide access to savings and financing for individuals and corporations in their respective areas of focus, as well as to provide technical assistance and training. Development banks are mandated to favor the extension of credit and are encouraged to develop new programs and financial products that broaden access to financial opportunities.

There are currently six institutions that constitute the Mexican development bank system, with a wide spectrum in terms of areas of focus, including small and medium enterprises, public infrastructure, support for foreign trade, housing, savings improvement and credit to the military. These institutions are:

•	Nacional Financiera, S.N.C. (NAFIN),

•	Banco Nacional de Obras y Servicios Públicos, S.N.C. (National Bank of Public Works and Services, or BANOBRAS),

•	Banco Nacional de Comercio Exterior, S.N.C. (National Foreign Trade Bank, or BANCOMEXT),

•	Sociedad Hipotecaria Federal, S.N.C. (Federal Mortgage Society, or SHF),

•	Banco del Bienestar, S.N.C. (Bank of Wellbeing) and

•	Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C. (National Bank of the Army, Air Force and Marines, or BANJERCITO).

BANOBRAS, NAFIN and BANCOMEXT are the three largest Mexican development banks in terms of loans outstanding. NAFIN’s principal activities include: (1) granting credit to small- and medium-sized businesses, (2) promoting the development of the securities market and (3) serving as the Government’s financial agent in certain international transactions.

BANOBRAS’s principal activities include: (1) providing short-, medium- and long-term financing to public enterprises and federal, state and municipal governments and (2) granting credit for low-income housing.

BANCOMEXT’s principal activities include: (1) granting export- and import-related credit and (2) issuing guaranties to private- and public-sector entities in the promotion of foreign trade. Certain BANCOMEXT international trade and investment responsibilities were managed by ProMéxico, a public trust that was formerly overseen by the Ministry of Economy, until May 2019 when it was disbanded. For more information on ProMéxico, see “Foreign Trade and Balance of Payments—Foreign Investment in Mexico—Foreign Investment Policy.”

The Government owns a substantial majority of each development bank’s capital. In addition, under the laws establishing NAFIN, BANOBRAS and BANCOMEXT, the Government is responsible, at all times, for the transactions between these development banks and foreign private, governmental and inter-governmental institutions, among others. Such statutory responsibility does not extend to transactions between each of the development banks and non-Mexican individuals. There is no specific procedure and no time period to enforce the Government’s statutory responsibility. Additionally, the Government’s statutory responsibility is subject to its legal and budgetary restrictions.

The Bank of Wellbeing, formerly called the Banco del Ahorro Nacional y Servicios Financieros (National Savings and Financial Services Bank), is intended to deliver funds from the Government’s social programs using transparent methods to more than 20 million beneficiaries and address the specific needs of migrants by offering the best exchange rates on remittances.

Banking Supervision and Support

National Banking and Securities Commission (CNBV)

Under the LIC, the CNBV authorizes both commercial and development banks’ operation as instituciones de banca múltiple (multiple banking institutions) and is responsible for their supervision. The CNBV has the authority to make inspection visits and impose sanctions for a bank’s failure to comply with the LIC or any regulations thereunder. The CNBV also oversees financial holding companies, banks and securities dealers and has the power to declare an intervención (managerial intervention) or resolución (liquidation) and manage a financial group at either the holding or operating company level.

Bank Supervision Policy

The Government has instituted various programs to supervise the banking system. These programs and measures include, among others, the strengthening of the CNBV’s authority to supervise and intervene in the activities of financial holding companies, and the CNBV’s adoption of significant changes to the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.

The Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita (Federal Law for the Prevention and Identification of Operations with Resources of Illicit Origin) establishes measures and procedures for the identification, through inter-institutional coordination, of specific non-financial sector operations between individuals that could present a higher risk of illicit resource use.

The capital requirements under the Third Basel Accord (Basel III) issued by the Basel Committee on Banking and Supervision, which provides global regulatory standards with respect to adequate bank capital and liquidity, became effective in Mexico on January 1, 2013, and the Resolución que Modifica las Disposiciones de Carácter General Aplicables a las Instituciones de Crédito (Resolution Modifying the General Provisions Applicable to Credit Institutions) of June 22, 2016 aimed to bring Mexico into full compliance with the Basel III requirements.

The pending Basel III post-crisis regulatory reforms endorsed by the Basel Committee on Banking Supervision will enter into force in Mexico on January 1, 2023 and will be implemented progressively over the next five years. Banco de México and the CNBV will work to implement the announced reforms within the established deadlines, although the implementation of certain standards included within the reform has been postponed due to the COVID-19 pandemic.

The CNBV publishes the ICAP on a regular basis. The ICAP for multiple banking institutions is the ratio of their net capital as compared to their credit risk weighted assets, market risk and operational risk and is intended to measure the resilience of multiple banking institutions in the event of unexpected losses. In April 2020, the CNBV announced new temporary capitalization facilities that allowed multiple banking institutions to use up to 50% of their supplemental capital buffer, with the aim of incentivizing lending during the pandemic. In September 2020, the CNBV extended the facilities through the end of 2021 resulting in a minimum ICAP of 9.25%. At the end of December 2021, the ICAP for the multiple banking sector was 19.5%, as compared to 17.7% at the end of December 2020. As a result, the multiple banking institutions fell under the first “early warning” category indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the CNBV are required at this stage.

On September 19, 2019 the CNBV joined the Central Banks and Supervisors Network for Greening the Financial System (NGFS), a group of sixty-six central banks and supervisors that share best practices to contribute to environmental and climate risk management in the financial sector and mobilize mainstream finance to support a sustainable economy.

The FSB published on March 19, 2020 its peer review report of Mexico, which found that financial authorities in Mexico had made progress in implementing the Group of Twenty (G20) commitments on over-the-counter derivatives reforms, including initiatives like comprehensive requirements for trade reporting, central clearing and platform trading, with a strong focus on quality, public transparency and analysis of trade repository data. The report also concluded that further steps could be taken in order to uphold the commitments, including (i) implementing any remaining over-the-counter derivatives reforms on a timely basis, including margin and final capital requirements for non-centrally cleared derivatives; (ii) expanding the authority of the CNBV for aspects of the supervision and enforcement of conduct of market participants; and (iii) expanding the scope and sharing of trade repository data, including removing barriers to full reporting of Mexican trade repository data to foreign trade repositories.

In April 2020, the Ministry of Finance and Public Credit and the CNBV declared that financial institutions could continue to operate during the COVID-19 pandemic because they were engaged in essential activities. The CNBV also took several measures to mitigate the negative economic impact of the COVID-19 pandemic, including, among others: (i) deferring interest payments on consumer, housing and commercial loans; (ii) modifying regulations regarding capitalization; (iii) extending deadlines for issuers to present information to the CNBV; (iv) temporarily loosening identification standards for opening accounts and granting credits; (v) enabling requests for loan restructuring and (vi) improving the regulatory facilities for credit restructurings.

The CNBV revoked domestic lender Banco Ahorro Famsa’s (BAF) commercial banking license on June 30, 2020 due to inappropriate risk management, granting credits above regulatory limits, improper record-keeping and recurrent noncompliance with various regulatory provisions. The savings deposits in BAF are protected by the Instituto para la Protección del Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB). IPAB will use resources from the Fondo de Protección al Ahorro Bancario (Bank Savings Protection Fund), which receives monthly installments from multiple banking institutions, to reimburse the deposits. Following this revocation, Grupo FAMSA, S.A.B. de C.V., the parent company of BAF, declared bankruptcy in Mexico and Chapter 15 bankruptcy in the U.S. On November 11, 2020, the IPAB was notified of the ruling to begin the judicial liquidation of BAF.

Institute for the Protection of Bank Savings (IPAB)

IPAB is a decentralized instrumentality of the Government that is tasked with administrating Mexico’s bank savings protection system. Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities. IPAB’s net liabilities are not considered public sector debt. In emergency situations, IPAB is permitted to obtain additional financing every three years, in an amount not to exceed 6% of Mexican banking institutions’ total liabilities, without the need for authorization from Congress. In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells, through auctions conducted in Mexico by Banco de México, peso-denominated debt securities known as Bonos de Protección al Ahorro (Savings Protection Bonds, or BPAs).

IPAB also manages a deposit insurance program, which is assessed per person or entity, per banking institution. Currently, deposit insurance is limited to 400,000 Unidades de Inversión (Investment Units, or UDIs), an index unit of funds that can be traded in currency markets and whose value in pesos is indexed to inflation on a daily basis as measured by the change in the INPC. For the past ten years, IPAB has also undertaken the sale of loan portfolios, including significant sales of commercial loan assets. At the end of December 31, 2021, IPAB’s balance was Ps. 48,264 million, 18.6% higher than the previous year.

Bank Support Policy

The Government has instituted various programs to rescue troubled banks and a number of additional measures to generally support the banking system. These programs and measures include, among others: an increase in the capitalization requirements for Mexican banks, including new capital reserve requirements introduced by Banco de México; an increase in permitted foreign and domestic investment in Mexican financial institutions; the creation of a number of debtor support programs to restructure past-due loans; the establishment of the Programa de Capitalización Temporal de la Banca (Temporary Capitalization Program), a voluntary program designed to assist viable but undercapitalized banks; and the provision of foreign exchange credit windows through the Fondo Bancario de Protección al Ahorro (Banking Fund for the Protection of Savings, or FOBAPROA) to help banks meet U.S. dollar liquidity needs.

Mexico’s bankruptcy procedures include joint procedimientos de concurso mercantil (insolvency proceedings) for entities of the same corporate group and an IPAB-supervised liquidation procedure for credit institutions.

Mexico’s Banking Resolution Regime includes, among other things: (1) regulation for the granting and execution of loan guarantees, which creates legal certainty for creditors and thereby favorably impacts the expansion of credit, (2) a commercial framework, which aims to reduce procedural times in trials, (3) streamlined bankruptcy processes that empower merchants to file suits collectively when a company is part of the same corporate group and (4) an arbitration system for disputes pertaining to financial matters between institutions and individuals.

In June 2020, the FSB revised its outlook regarding the main financial and non-financial risks facing international and domestic financial systems in response to the COVID-19 pandemic, including a perceived increase in institutional credit and funding risks of the Mexican financial system. The FSB also analyzed the results of the stress tests published in Banco de México’s June 2020 Financial Stability Report and concluded that, under simulated adverse macroeconomic scenarios, the banking system would maintain its solvency at the aggregate level. The FSB was also informed that the capitalization ratio of BAF fell below regulatory limits, resulting from a volume of loans granted in excess of regulatory limits. As discussed above in “—Banking Supervision and Support—Bank Supervision Policy,” the CNBV and IPAB have plans to address this situation to protect the interests of the public’s savings and the situation has not had, and is not expected to have, a significant effect on the rest of the financial system. Last, the FSB analyzed and approved the operating rules of the Comité de Finanzas Sostenibles (Sustainable Finance Committee), promoting the transition of Mexico’s financial system towards a more sustainable and stable system.

Banco de México decided on September 15, 2020 to extend until February 28, 2021 the term of the facilities that it announced on April 21, 2020, and on February 25, 2021 further extended the term until September 30, 2021. The facilities were intended to: (i) promote the orderly development of the financial markets, (ii) strengthen credit-granting channels and (iii) provide liquidity for the healthy development of the financial system. Banco de México and CNBV also agreed to extend until March 1, 2021 the period of exceptions to the liquidity provisions for multiple banking institutions first announced by the Comité de Regulación de Liquidez Bancaria (Banking Liquidity Regulation Committee, or CRLB) on April 8, 2020. On August 23, 2021, the disposiciones de carácter general sobre los requerimientos de liquidez para las Instituciones de Banca Múltiple (general provisions on liquidity requirements for multiple banking institutions), were published in the Official Gazette, becoming effective on March 1, 2022. As of the date of this filing, there were amounts outstanding under three of the temporary facilities originally announced in April of 2020.

Credit Allocation by Sector

The following table shows the allocation, by sector, of credit extended by commercial and development banks at each of the dates indicated.

Table No. 45 – Credit Allocation by Sector(1)

	December 31,
	2017		2018		2019		2020(2)		2021(2)

	(in billions of pesos and as % of total)
Agriculture, forestry and fishing	Ps.89.8	2%	Ps.100.1	2%	Ps.114.7	2%	Ps.109.4	2%	Ps.117.5	2%
Industry	1,126.3	20	1,333.0	22	1,328.8	21	1,308.3	21	1,315.7	20
Services and other activities	1,339.3	24	1,437.6	23	1,527.0	24	1,543.4	25	1,566.0	24
Housing credit	745.7	13	804.0	13	878.7	14	1,028.6	16	1,130.5	17
Spending credit	785.0	14	842.5	14	907.0	14	856.0	14	883.0	14
Statistical adjustment	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0
Financial sector	546.6	10	637.8	10	611.6	10	501.8	8	480.1	7
Public sector	841.9	15	859.0	14	890.3	14	875.3	14	944.9	14
Others	28.3	1	25.9	0	7.8	0	0.0	0	0.0	0
External sector	98.0	2	99.1	2	87.9	1	70.7	1	81.3	1

Total	5,600.8	100%	6,139.2	100%	6,353.8	100%	6,293.5	100%	6,519.1	100%

Interbank sector	6.6		1.0		1.5		1.8		1.5

Note:	Numbers may not total due to rounding.
(1)	Includes both commercial and development banks.
(2)	Preliminary figures.

Source: Banco de México.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

The Comisión Nacional de Seguros y Fianzas (National Insurance and Surety Commission, or CNSF) is a decentralized governmental agency tasked with supervising the insurance and surety sectors. The CNSF has the authority to inspect and impose sanctions on institutions in these sectors for failing to comply with the Ley de Instituciones de Seguros y de Fianzas (Insurance and Surety Institutions Law) or any other applicable regulations.

Non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities in Mexico, including providing insurance.

Foreign investors are permitted to hold up to 49% of the equity in Mexican insurance companies pursuant to the Insurance and Surety Institutions Law. In addition, foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the equity in a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue non-voting or limited-voting shares, as well as subordinated debt obligations. Foreign insurance companies are also permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

Financial intermediaries are governed by the Ley General de Organizaciones y Actividades Auxiliares del Crédito (General Law of Auxiliary Credit Organizations and Activities), as amended. This law provides that: (1) no individual or entity is permitted to hold, directly or indirectly, more than 10% of the paid-in capital of financial intermediaries without the Ministry of Finance and Public Credit’s prior authorization, (2) auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital, (3) financial leasing companies are entitled to judicial remedies to enforce the repossession of goods leased in the event of a default by the lessee, (4) the CNBV is authorized to prevent auxiliary credit institutions from using misleading documentation and (5) the CNBV is authorized to inspect and survey both regulated and non-regulated sociedades financieras de objeto múltiple (multiple purpose financial entities). The General Law on Auxiliary Credit Organizations and Activities was amended in March 2018 to permit electronic payments, subject to regulation by the FINTECH Law.

Foreign investors may purchase up to 49% of the equity of auxiliary credit institutions. Foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the capital stock of auxiliary credit institutions.

The Ley de Fondos de Inversión (Investment Funds Law) takes measures to make the regulation of investment funds more efficient by improving corporate governance and internal procedures and controls. This law recognizes the role and responsibility of independent external auditors by establishing the rules governing their interaction with investment funds and underscoring the need for both impartiality and the adequate handling of conflicts of interest.

On March 31, 2020, the CNSF, in coordination with the Instituciones de Seguros y de Fianzas (Insurance and Surety Institutions), recommended several measures for insurance, bond and financial institutions to preserve solvency and capital in light of the extraordinary economic situation caused by the COVID-19 pandemic. These measures included (i) refraining from paying dividends to their shareholders, (ii) limiting any mechanism or act that implies a transfer of capital benefits to shareholders for the 2019 and 2020 fiscal years and (iii) refraining from carrying out stock repurchases or other mechanisms that tend to reward shareholders.

Financial Technology

The FINTECH Law regulates the organization, operation, functioning and authorization of companies that offer alternative means of access to finance and investment, such as crowdfunding, the issuance and management of electronic payments and the exchange of virtual assets or cryptocurrency. The FINTECH Law also establishes new types of financial entities: Crowdfunding and Electronic Payment Institutions. These entities, which require approval from the CNBV, undertake financing, investment, savings, payments or transfer activities through interfaces like electronic applications, the internet or any other means of electronic or digital communications.

The FINTECH law was updated on January 28, 2021 to include provisions related to electronic payment fund institutions, with the goal of consolidating security measures and guidelines for electronic payment institutions, preserving their technological infrastructure and preparing business continuity plans.

CoDi is a digital platform that facilitates payment and collection transactions for users through electronic transfers on mobile devices. This platform was launched by Banco de México in September 2019 to increase banking usage, encourage widespread participation in financial transactions, promote more efficient transactions and reduce the use of cash. CoDi operates under a payment request scheme on a mobile application and permits payment settlements in real time without transaction fees.

In October 2019, the CNBV became a member of the Global Financial Innovation Network (GFIN), an alliance of financial regulators and related organizations that facilitates interaction and the sharing of financial innovation and cross-border best practices between firms and regulators.

Securities Markets

The Mexican Stock Exchanges

The Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) is the largest authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. The securities listed and traded on the Mexican Stock Exchange include: (1) stocks and bonds of private sector corporations, (2) equity certificates or shares issued by banks, (3) commercial paper, (4) bankers’ acceptances, (5) certificates of deposit, (6) Government debt and (7) special hedging instruments. The Mexican Stock Exchange is a sociedad anónima bursátil de capital variable (public company).

As part of its program to develop the Mexican securities market, the Ministry of Finance and Public Credit published a concession for a new stock exchange in August 2017. The new Bolsa Institucional de Valores (Institutional Stock Exchange, or BIVA) began operations on July 25, 2018. The Institutional Stock Exchange is a sociedad anónima de capital variable (private company). As of December 2021, the Institutional Stock Exchange reported 7.9% market participation and Ps. 76,355.9 million in listed securities. On December 31, 2021, the IPC stood at 53,272.4 points, representing a 20.9% increase from the level at December 31, 2020.

The Ley del Mercado de Valores (Securities Market Law) governs the sale and purchase of securities in Mexico. This law includes an Oferta Restringida (Restricted Offer) regime, which allows issuers of securities to engage in public offerings directed exclusively at certain classes of investors. The law also establishes that placement programs can be used by all issuers, thereby facilitating the security registration process and certain public offerings, including public offerings of equity securities.

The Disposiciones de Carácter General Aplicables a las Bolsas de Valores (General Provisions Applicable to Securities Exchanges) set forth several measures to strengthen the regulatory framework applicable to securities exchanges, including, among others, enhanced internal controls of the securities exchanges, rules covering the disclosure of material market information and the establishment of contingency plans for securities exchanges experiencing operational distress.

Mexican Stock Exchange Performance

The Mexican Stock Exchange publishes the Stock Market Index based on a group of the thirty-five most actively traded shares. The following table provides the index, along with two other metrics for the performance of the Mexican Stock Exchange.

Table No. 46 – Mexican Stock Exchange Performance

(In Billions of U.S. Dollars, Except Index)

	2017	2018	2019	2020	2021
Index (points)	49,354.4	41,640.3	43,541.0	44,066.9	53,272.4
Market capitalization	415.8	384.9	415.1	399.2	459.6
Value of transactions	123.2	119.5	99.9	91.7	101.4

Source: Banco de México/Mexican Stock Exchange.

In 2021, equity securities, including shares and certificates of patrimonial contribution, accounted for 99.99% of transactions on the Mexican Stock Exchange. Infrastructure trusts accounted for 0.00% of transactions, while fixed income securities, including commercial paper, notes, bonds and ordinary participation certificates, accounted for 0.01% of transactions.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Policy

Mexico uses an economic development model based on increasing its foreign trade returns. In order to do so, Mexico primarily focuses on expanding its total exports through various trade, fiscal, financial and promotional measures to grow and increase the competitiveness of its non-oil exports.

For several decades, Mexico’s foreign trade policy has focused on removing barriers to foreign trade, which has resulted in an increase in Mexican non-oil exports and has led to increased importance of manufactured goods relative to agricultural products.

The Ley de Comercio Exterior (Foreign Trade Law) grants the President broad powers to establish import and export duties, as well as other trade restrictions. This law also created the Comisión de Comercio Exterior (Foreign Trade Commission), an agency that operates within the Ministry of Economy and is authorized to resolve trade-related disputes and establish procedures for the imposition of countervailing duties, which are import duties imposed under the World Trade Organization’s (WTO) rules to neutralize the effect of a foreign country’s subsidy of its exports. In addition, the Foreign Trade Law defines and regulates unfair trade practices, thereby aligning Mexico’s regulatory trade framework more closely with current international practices and standards.

Mexico’s largest export trading partners are the United States, Canada, China, South Korea and Germany, with several other countries located in Europe, South America and eastern Asia also representing significant export trading partners. Mexico has a large number of free trade agreements with trade partners around the world.

Actions that have been, or may be, taken by the U.S. administration relating to trade, tariffs and immigration can impact economic and other conditions in Mexico, including exchange rates, interest rates, inflation, foreign direct investment and foreign relations.

Mexico has several initiatives to assist with increasing global trade and meeting international obligations. On March 3, 2021, the Ministry of Economy and the Inter-American Development Bank (IDB) presented Comercia MX, a new digital platform aimed at helping businesses gain information to help them enter global markets. The Comité Nacional de Facilitación del Comercio (National Committee for Trade Facilitation) started operating on March 16, 2021 and is aimed at facilitating coordination between agencies, entities of the Federal Public Administration and autonomous constitutional bodies that participate in the regulation of programs related to foreign trade in order to help Mexico meet international commitments under the World Trade Organization Trade Facilitation Agreement.

Foreign Trade Performance

The global economic slowdown and disruptions in global supply chains, especially with respect to manufactured goods, attributable to the COVID-19 pandemic have had, and are likely to continue to have, a material impact on Mexico’s foreign trade performance.

According to preliminary figures, during 2021, Mexico registered a trade deficit of U.S.$11.5 billion, compared to a trade surplus of U.S.$34.0 billion in 2020. This decrease in the trade balance was the result of: (i) a decrease in the non-oil products balance surplus from U.S.$47.9 billion in 2020 to U.S.$13.4 billion in 2021; and (ii) a higher deficit in the oil products balance, which went from a U.S.$13.9 billion deficit in 2020 to a U.S.$24.9 billion deficit in 2021.

According to preliminary figures, during 2021, total imports (excluding services) increased by 32.1% as compared to 2020. This was mainly caused by annual increases of 28.5% in non-oil imports and 71.5% in oil imports. Intermediate goods comprised 79.7% of imports, while consumer goods and capital goods comprised 12.3% and 8.0% of imports, respectively.

According to preliminary figures, during 2021 total exports (excluding services) increased by 18.5% as compared to 2020. This was mainly caused by annual increases of 16.5% in non-oil exports and 65.4% in oil exports. The most significant annual increases in exports of manufactured products occurred in steel products (106.1%), chemical products (30.9%) and food, beverages and tobacco products (26.1%). Exports of automotive products, by contrast, fell by 4.6% over 2020 as a result of a 1.7% decline in sales to the United States and a 19.6% decline in sales to other countries.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 47 – Exports and Imports

	2017		2018		2019		2020(1)		2021(1)

	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	23,725	U.S.$	30,630	U.S.$	25,842	U.S.$	17,484	U.S.$	28,926
Crude oil		20,047		26,541		22,409		14,684		23,984
Other		3,678		4,089		3,433		2,800		4,942
Non-oil products		385,707		420,083		434,862		399,516		465,299
Agricultural		16,000		16,508		17,840		18,285		19,668
Mining		5,427		6,232		6,189		7,408		9,555
Manufactured goods(2)		364,280		397,344		410,834		373,823		436,076

Total merchandise exports		409,433		450,713		460,704		416,999		494,225

Merchandise imports (f.o.b.)
Consumer goods		57,338		63,118		61,168		45,980		62,018
Intermediate goods(2)		322,039		355,297		352,340		303,733		403,164
Capital goods		41,017		45,887		41,787		33,273		40,534

Total merchandise imports		420,395		464,302		455,295		382,986		505,716

Trade balance	U.S.$	(10,962)	U.S.$	(13,589)	U.S.$	5,409	U.S.$	34,014	U.S.$	(11,491)

Average price of Mexican oil mix(3)	U.S.$	46.79	U.S.$	61.41	U.S.$	55.53	U.S.$	36.24	U.S.$	65.31

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

Mexico has a number of international agreements in place that promote free trade and economic cooperation at the multilateral, regional and bilateral levels.

Multilateral

Mexico became a member of the WTO when the WTO superseded the General Agreement on Tariffs and Trade (GATT) in 1995. Mexico actively participates in WTO’s multilateral trade negotiations. Mexico is also a member of the Asia-Pacific Economic Cooperation (APEC).

The Pacific Alliance, a trade bloc committed to the liberalization of trade flows and commercial integration, especially with respect to the Asia-Pacific region, was formed on April 28, 2011 between Mexico, Chile, Colombia and Peru. On July 21, 2021, the Pacific Alliance and Singapore concluded negotiations for Singapore to become the first partner state to the trade bloc under a free trade agreement.

On March 8, 2018, the Minister of Economy signed the Tratado Integral y Progresista de Asociación Transpacífico (Comprehensive and Progressive Agreement for Trans-Pacific Partnership, or CPTPP) on behalf of Mexico, together with the trade ministers of Australia, Brunei, Canada, Chile, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam. The Senate ratified the CPTPP on April 24, 2018 and the agreement is currently in force for Mexico, Australia, Canada, Japan, New Zealand, Singapore (as of December 30, 2018), Vietnam (as of January 14, 2019) and Peru (as of September 19, 2021); for the remaining signatories, the CPTPP will take effect 60 days after their ratification. On June 2, 2021, the ministers and senior officials of the eleven member countries of the CPTPP established a working group for the accession of the United Kingdom to the trade agreement, and China and Taiwan formally requested their accession to the CPTPP on September 16 and 22, 2021, respectively.

The United States announced on May 17, 2019 an agreement with Canada and Mexico to remove the tariffs for steel and aluminum imports from Canada and Mexico that it had previously imposed on June 1, 2018 and to remove all retaliatory tariffs imposed on U.S. goods by Canada and Mexico. The agreement provides for aggressive monitoring and a mechanism to prevent surges in imports into the United States of steel and aluminum. If surges in imports of specific steel and aluminum products occur, the United States may re-impose tariffs on those products. Any retaliation by Canada and Mexico would then be limited to steel and aluminum products.

Regional

At the regional level, Mexico is a member of the USMCA, which replaced the North American Free Trade Agreement (NAFTA) in 2018. The USMCA, signed by the presidents of Mexico, the United States and Canada on November 30, 2018, is meant to modernize the free trade relationship between the three countries by supporting mutually beneficial trade leading to freer, fairer markets and robust economic growth in the region. On June 19, 2019, the Senate ratified the USMCA.

Representatives of Mexico, the United States and Canada signed the Protocolo Modificatorio del Tratado entre México, Estados Unidos y Canadá (Protocol Modifying the Treaty between Mexico, the United States and Canada, or the Modifying Protocol) on December 10, 2019. The Modifying Protocol includes changes to provisions in the USMCA related to labor, the environment and dispute resolution. The USMCA, as modified by the Modifying Protocol, has now been ratified by Mexico.

The USMCA became effective on July 1, 2020 and the Government published and amended several laws to carry out its commitments under the USMCA. The new laws are: Ley Federal de Protección a la Propiedad Industrial (Federal Law for the Protection of Industrial Property), Ley de Infraestructura de la Calidad (Quality Infrastructure Law), y Ley de los Impuestos Generales de Importación y de Exportación (General Tax on Imports and Exports Law). The amended laws are: Federal Criminal Code, Ley Federal del Derecho de Autor (Federal Copyright Law), y Ley Aduanera (Customs Law).

Bilateral

Mexico also is party to free trade agreements and other similar agreements with the following countries/unions: Bolivia, Chile, Colombia, Costa Rica, the Northern Triangle (El Salvador, Guatemala and Honduras), the EU, the European Free Trade Association (Iceland, Liechtenstein, Norway and Switzerland), Israel, Japan, Nicaragua, Panama, Peru and Uruguay.

Mexico is currently negotiating individual acuerdos de complementación económica (economic complementation agreements, or ACEs) with Argentina and Brazil, both of which are founding members of the Mercado Común del Sur (MERCOSUR). In 2018, Mexico was also negotiating ACEs with Paraguay and Uruguay, both founding members of MERCOSUR, but there have been no updates regarding the status of these negotiations since 2019.

Mexico and the EU concluded negotiations on the Tratado de Libre Comercio entre México y la Unión Europea (Free Trade Agreement between Mexico and the European Union, or TLCUEM) on April 28, 2020. The modernization of Mexico’s free trade agreement with the EU was a priority in Mexico’s trade agenda; from 2001 to 2020, trade between the EU and Mexico has doubled from U.S.$238.4 billion to U.S.$468.7 billion. The Commissioner for Trade of the European Commission and the Minister of Economy finalized the scope of the reciprocal opening of public procurement markets, including a high level of predictability and transparency in public procurement processes. The TLCUEM includes duty-free trade on almost all goods between the EU and Mexico, progressive rules on sustainable development, measures to protect investments and simpler customs procedures.

Mexico participated in several bilateral meetings with the governments of Spain and China in 2017. On April 20, 2017, Mexico and Spain agreed on six new legal instruments covering a range of topics, including air transport regulation, commerce and investment and labor issues. On May 3, 2017, Mexico and China highlighted increases in commerce, investment and air connectivity achieved within the framework of their comprehensive strategic partnership and agreed to deepen bilateral relations.

In July 2017, Mexico and the United Kingdom discussed options to continue and strengthen their economic and cooperative relations in the context of Mexico’s trade agenda and the departure of the United Kingdom from the EU. When the United Kingdom officially ceased to be a member state of the EU on January 31, 2020, the Government announced that Mexico and the United Kingdom would maintain the preferential trade relationship that they previously had under the TLCUEM and that the Ministry of Economy would continue exploring possible trade scenarios with the appropriate U.K. officials. On December 15, 2020, Mexico and the United Kingdom signed a trade continuity agreement. The agreement, which was ratified by the Senate on March 10, 2021 and entered into force on June 1, 2021, preserves preferential trade conditions, grants specific tariff rates and provides a platform to promote greater market liberalization between Mexico and the United Kingdom after the latter country’s exit from the EU. Under the continuity agreement, both countries have committed to negotiating a new, broader and longer-lasting free trade agreement within a three-year period.

The Agreement for the Reciprocal Protection and Promotion of Investments (APPRI), entered into by Mexico and Hong Kong on June 16, 2021, is the latest of Mexico’s 30 reciprocal agreements with other countries and seeks to promote economic cooperation by granting non-discriminatory treatment to their investors, allowing the free transfer of capital, providing access to international arbitration to resolve disputes and granting compensation in the event of expropriation. In 2021, Mexico commenced the processes to modernize its APPRIs with China and Switzerland.

From March 21, 2020 to November 8, 2021, the United States and Mexico temporarily closed the land border to non-essential travel to curb the spread of COVID-19. For more information on the COVID-19 pandemic, see “United Mexican States—COVID-19 Pandemic.”

For additional information on Mexico’s foreign trade agreements, including its trade relationship with the U.K., see “Recent Developments—Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Relations and Agreements.”

Geographic Distribution of Trade

The following table shows the distribution of Mexico’s external trade for the periods indicated:

Table No. 48 – Distribution of Mexican Merchandise Exports(1)

	2017	2018	2019	2020(2)	2021(2)
Exports (f.o.b.):
U.S.	81.5%	81.2%	82.0%	82.3%	82.1%
Canada	2.9	3.4	3.3	2.8	2.8
EU	5.0	4.9	4.6	4.6	4.4
Of which:
Spain	0.3	0.3	0.3	0.3	0.3
U.K.(3)	0.6	0.5	0.6	0.6	0.6
Germany	1.8	1.7	1.6	1.6	1.6
Netherlands	0.4	0.5	0.5	0.5	0.5
China	1.6	1.7	1.6	1.9	2.0
Japan	0.8	0.8	0.9	0.9	0.8
Others	10.0	9.9	9.2	9.0	9.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.
(3)	EU data includes the United Kingdom for 2020 and 2021 during the Brexit transition period.

Source: Banco de México.

Table No. 49 – Distribution of Mexican Merchandise Imports(1)

	2017	2018	2019	2020(2)	2021(2)
Imports (f.o.b.):
U.S.	41.7%	40.8%	40.1%	39.7%	38.1%
Canada	2.4	2.4	2.3	2.2	2.3
EU	12.4	12.5	12.2	11.6	11.3
Of which:
Spain	1.3	1.3	1.1	1.1	1.0
U.K.(3)	0.6	0.6	0.6	0.5	0.5
Germany	4.3	4.3	4.3	3.9	3.8
Netherlands	0.4	0.4	0.3	0.3	0.4
China	19.5	20.1	20.1	20.7	22.2
Japan	4.7	4.4	4.4	3.9	3.8
Others	25.2	25.7	26.8	27.6	28.0

Total	100.0%	100.0%	100.0%	100%	100.0%

Note:	Numbers may not total due to rounding.
(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.
(3)	EU data includes the United Kingdom for 2020 and 2021 during the Brexit transition period.

Source: Banco de México.

In-bond Industry

The Mexican maquiladora (in-bond) industry is comprised of entities that import raw materials and component parts on a duty-free basis and, in turn, export their finished products, with suppliers only paying tariffs on a value-added basis for work done in Mexico. Initially established mostly along the Mexico-U.S. border, in-bond plants now operate in other regions of the country. By expanding production to these other regions, in-bond plants and suppliers have greater access to a larger and more diverse labor pool. This expansion has also provided in-bond plants with greater access to raw materials made available by Mexican suppliers. According to preliminary figures, 31.1% of the value added by the in-bond industry in 2021 involved the production of transportation equipment.

The following tables set forth the number of in-bond plants, the number of workers employed at in-bond plants and the revenues from in-bond operations at the end of each period indicated.

Table No. 50 – In-bond Industry(1)

	December 31,
	2017		2018		2019		2020(1)		2021(1)

	(yearly figures and percent change over prior year)
Number of in-bond plants	5,089	1.4%	5,115	0.5%	5,144	0.6%	5,161	0.3%	5,184	0.4%
Number of workers employed by in-bond plants	2,581,487	4.1%	2,695,592	4.4%	2,678,633	(0.6)%	2,690,635	0.4%	2,791,909	3.8%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Table No. 51 – In-bond Industry Revenues(1)

	December 31,
	2017		2018		2019		2020(1)		2021(1)

	(in billions of pesos and percent change over prior year)
Export Sales	Ps. 2,868.0	10.4%	Ps. 3,109.1	8.4%	Ps. 3,324.7	6.9%	Ps. 273.9	(91.8)%	Ps. 319.8	16.7%
Domestic Sales	Ps. 1,898.1	12.3%	Ps. 2,038.8	7.4%	Ps. 1,979.9	(2.9)%	Ps. 160.8	(91.9)%	Ps. 197.7	22.9%

Total Revenues	Ps. 4,766.1	11.2%	Ps. 5,147.9	8.0%	Ps. 5,304.5	3.0%	Ps. 434.7	(91.8)%	Ps. 517.5	19.0%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Balance of Payments and International Reserves

The balance of payments is a system of recording all of a country’s economic transactions with the rest of the world over a one-year period. The following table sets forth Mexico’s balance of payments for the periods indicated.

Table No. 52 – Balance of Payments

	2017		2018		2019(1)		2020(1)		2021(1)

	(in millions of dollars)
Current account(2)	U.S.$	(20,028)	U.S.$	(24,326)	U.S.$	(3,471)	U.S.$	26,210	U.S.$	(4,886)
Credits		479,228		527,649		544,475		484,530		583,613
Merchandise exports (f.o.b.)		409,806		451,082		460,939		417,151		494,550
Non-factor services		27,595		29,028		31,717		17,037		27,257
Transport		1,904		2,195		2,937		1,934		2,384
Tourism		21,336		22,526		24,573		10,996		19,796
Insurance and pension		3,742		3,285		3,120		3,088		3,719
Financial Services		275		341		430		453		574
Others		338		681		658		567		785
Primary Income		10,485		13,013		14,530		9,301		9,755
Secondary Income		31,341		34,526		37,288		41,041		52,051
Debits		499,256		551,976		547,945		458,320		588,479
Merchandise imports (f.o.b.)		420,790		464,850		455,772		383,172		506,017
Non-factor services		37,075		39,969		39,794		28,264		38,670
Transport		14,837		15,700		14,775		11,110		18,428
Tourism		10,840		11,230		9,881		3,475		5,182
Insurance and pensions		4,952		4,851		6,248		5,532		6,662
Financial Services		1,896		3,323		3,355		2,522		2,630
Others		4,549		4,865		5,535		5,627		5,768
Primary Income		40,194		46,048		51,299		45,917		42,667
Secondary Income		1,198		1,109		1,081		967		1,125
Capital account		150		(65)		(56)		(13)		(48)
Credits		450		237		299		260		220
Debits		300		301		355		273		268
Financial account		(33,363)		(31,584)		(16,131)		22,091		3,086
Direct investment		(30,143)		(25,726)		(23,772)		(25,224)		(32,338)
Portfolio investment		(10,983)		(8,605)		(6,683)		10,344		41,557
Financial derivatives		3,074		410		1,673		(1,800)		2,083
Other investment		9,453		1,854		10,013		26,782		(18,504)
Reserve assets		(4,765)		483		2,638		11,990		10,288
International reserves		(2,575)		934		6,644		16,029		8,689
Valuation adjustment		2,190		451		4,006		4,039		(1,600)
Errors and omissions		(13,484)		(7,193)		(12,604)		(4,106)		8,000

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

Current Account

From 1988 to 2019, Mexico had registered a deficit in its current account, primarily due to the Government’s liberalization of trade policies that increased private sector imports. In 2021, Mexico’s current account registered a deficit of 0.4% of GDP, or U.S.$4.9 billion, a decrease from the current account surplus in 2020 of 2.4% of GDP, or U.S.$26.2 billion. The decrease in the current account balance, as compared to 2020, was principally due to a significant decline in the non-oil merchandise balance surplus and the widening of the oil merchandise balance deficit, the latter of which was partially offset by the continued dynamism of remittance receipts and a larger travel account surplus.

Capital Account

Since 2017, Mexico’s capital account has shifted between deficits and surpluses. The capital account registered a surplus in 2017. In 2018, 2019 and 2020, the capital account registered a deficit.

In 2021, the capital account registered a deficit of U.S.$48 million, compared to a deficit of U.S.$13 million in 2020, as set forth in the table above.

Financial Account

Mexico’s financial account records investment flows and, together with the capital account, balances the current account after accounting for statistical discrepancies, accounting conventions and exchange rate movements that affect the recorded value of transactions. From 2017 to 2019, Mexico’s financial account registered deficits, but in 2020, it registered a surplus, as set forth in the table above.

Mexico’s financial account registered inflows of U.S.$3.1 billion in 2021, a decrease from inflows of U.S.$22.1 billion in 2020, as set forth in the table above.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 53 – International Reserves and Net International Assets

	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets(3)

	(in billions of dollars)
2017	172.8	175.5
2018	174.6	176.1
2019	180.7	184.2
2020(4)	195.7	199.1
2021(4)	202.4	207.7

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(3)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(4)	Preliminary figures.

Source: Banco de México.

Over the past five years, Banco de México’s international reserves generally demonstrated a stable trend. At December 31, 2021, Banco de México’s international reserves had increased U.S.$6.7 billion from the amount at December 31, 2020, and Banco de México’s net international assets had increased U.S.$8.6 billion from the amount at December 31, 2020. The changes in Banco de México’s international reserves and net international assets were primarily attributable to a change in the valuation of its international assets.

Foreign Investment in Mexico

Mexico competes for foreign investment with many other countries, including China and nations in Eastern and Central Europe. The Government believes that it will be able to maintain continued access to foreign investment because of the increased competitiveness and productivity of Mexico’s economy.

Foreign Investment Policy

Mexico’s Ley de Inversión Extranjera (Foreign Investment Law) establishes a legal framework designed to encourage foreign investment in Mexico and to place certain limited restrictions on foreign investment in Mexico. For example, the Foreign Investment Law permits foreign investors to own 100% of a Mexican company’s capital stock if certain conditions are satisfied. The Foreign Investment Law also details which economic activities are reserved exclusively for the Government or for Mexican investors. It also delineates certain activities in which foreign investment may not exceed either 10%, 25%, 30% or 49% of the total investment without the approval of the Foreign Investment Commission.

In addition, the Foreign Investment Law allows foreign investors to purchase securities, known as ordinary participation certificates, that are based on equity securities issued by Mexican companies and traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors, provided that certain conditions are satisfied. With the authorization of the Ministry of Economy, Mexican banks may establish investment trusts, with the banks acting as trustees to purchase these restricted equity securities on behalf of foreign investors. These trusts, in turn, issue ordinary participation certificates, which only grant economic rights to their holders, that may be acquired by foreign investors. Any and all voting rights are exercisable only by the trustee.

In May 2019, ProMéxico, a public trust that was formerly overseen by the Ministry of Economy, was disbanded and the trust transitioned its responsibilities to the Ministry of Economy and the Ministry of Foreign Affairs.

Foreign Direct Investment in Mexico

From 2017 to 2021, total accumulated foreign direct investment in Mexico, excluding any foreign direct investment not registered with Mexico’s Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), totaled approximately U.S.$31.6 billion. The following table sets forth foreign direct investment in Mexico by sector for 2021.

Table No. 54 – Foreign Direct Investment by Sector

Percentage
Agriculture, Livestock, Fishing and Forestry	0.7%
Business Support Services	0.6%
Commerce	8.5%
Construction	0.8%
Educational Services	0.1%
Electricity and Water	1.4%
Financial Services	15.0%
Health Services	0.0%
Manufacturing	39.7%
Mass Media	1.8%
Mining	15.2%
Other Services	0.4%
Professional Services	0.7%
Real Estate and Rental Services	0.8%
Recreational Services	0.3%
Temporary Accommodations	5.2%
Transportation	8.8%

Source: Ministry of Economy.

According to preliminary figures, during 2021, foreign direct investment, including investment in real assets such as land, buildings or plants in Mexico, decreased by 10.1% and inflows from foreign portfolio investment, such as purchases of Mexico-based stocks, bonds, commodities or money market instruments, including securities placed abroad, decreased by 58.3%, as compared to 2020.

The following table presents foreign direct investment in Mexico, as contained in the National Foreign Investment Registry by country of origin, and the cumulative totals from January 1, 2017 through December 31, 2021.

Table No. 55 – Foreign Direct Investment(1)

	Foreign Direct Investment in 2021(2)			Cumulative Total 2017-2021(2)

	(in millions of dollars, except percentages)
United States	U.S.$	12,305.9	49.6%	U.S.$	62,802.5	40.5%
Canada		1,283.2	5.2%		15,475.1	10.0%
Spain		2,666.8	10.7%		18,233.2	11.8%
Germany		1,322.6	5.3%		11,287.7	7.3%
Japan		1,556.0	6.3%		9,004.9	5.8%
France		475.3	1.9%		2,972.0	1.9%
United Kingdom		1,096.9	4.4%		3,857.1	2.5%
Brazil		271.6	1.1%		911.3	0.6%
Switzerland		213.2	0.9%		2,388.9	1.5%
Luxembourg		977.1	3.9%		1,322.1	0.9%
Others		2,663.2	10.7%		26,706.1	17.2%

Total	U.S.$	24,831.7	100%	U.S.$	154,961.0	100%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Excludes foreign direct investment that has not been registered with the National Foreign Investment Registry.

Source: National Foreign Investment Commission.

Memberships in International Institutions

Mexico is currently a member of the following international financial institutions: the Caribbean Development Bank, the Central American Bank of Economic Integration, the EBRD, the Global Environmental Facility, the IADB, the IMF, the Andean Development Corporation, the North American Development Bank, the Special Development Fund, the Organization for Economic Co-operation and Development (OECD), the FSB, the GFIN, the International Fund for Agricultural Development, the WTO, the World Customs Organization and the World Bank (including the International Development Association and the International Finance Corporation).

PUBLIC FINANCE

General

Mexico’s annual budget (the Budget) includes revenues and expenditures of the Government, its ministries and the budget-controlled agencies. The Budget jointly comprises the Revenue Law and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal (Federal Expenditure Budget, or the Expenditure Budget).

Budget Process

The preparation of the Budget requires the participation and coordination of all Government ministries and agencies. The Ministry of Finance and Public Credit prepares the bill for the Revenue Law each fiscal year, which sets forth the revenues projected to be received by: (1) the Government and (2) certain of its agencies and its productive state-owned companies whose budgets require specific legislative approval during the succeeding fiscal year (budget-controlled agencies). In addition, the various ministries prepare expenditure estimates for their own operations and for all of the budget-controlled agencies under their jurisdiction, using the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. Subsequently, the Ministry of Finance and Public Credit reviews these expenditure requests and prepares the expenditure bill for both the Government and the budget-controlled agencies.

The revenue bill must be presented and passed by both houses of Congress. Upon passage by both houses of Congress, the revenue bill becomes the Revenue Law, which provides ministries and budget-controlled agencies with the requisite authority for collecting taxes and other revenues, as well as for entering into financing arrangements.

In contrast, the bill for the Expenditure Budget only requires the approval of the Chamber of Deputies under the Constitution. Upon passage by the Chamber of Deputies, the expenditure bill becomes the Expenditure Budget, which authorizes ministries and budget-controlled agencies to incur expenses during the relevant fiscal year. In addition, the Chamber of Deputies must, through its Auditoría Superior de la Federación (Senior Audit Office), annually review the Cuenta Pública (Public Account), which sets forth the expenditures made by ministries and budget-controlled agencies during the previous fiscal year. Under the Constitution, expenditures may only be made by ministries or budget-controlled agencies if the expenditures are included in the Expenditure Budget or approved under a law subsequently passed by Congress.

Treatment of Public Sector Agencies and Enterprises

The information included in the Budget regarding the overall public sector revenues and expenditures is prepared on a consolidated basis and includes not only the revenues and expenditures of the Government, its ministries and the budget-controlled agencies but also that of other public sector agencies and the state-owned productive companies whose budgets are not subject to legislative approval (administratively-controlled agencies). Administratively-controlled agencies’ budgets are subject to Government review and, as with the budget-controlled agencies, the Ministry of Finance and Public Credit must approve all of their external financings.

Certain reforms with respect to public finance laws were published on November 6, 2020, terminating 109 public trusts and modifying certain other public trusts in order to make the use of the resources by those trusts more efficient and transparent. The different responsible units of the Government will transfer to the Treasury of the Federation all federal public resources that are part of the trusts, mandates and similar public instruments, as provided for in the reforms. As of June 30, 2021, the amount of resources transferred or to be transferred to the Treasury of the Federation totaled Ps. 23.7 billion.

Methods for Reporting Fiscal Balance

Fiscal balance measures a government’s total revenues minus government spending. Mexico reports its fiscal balance using separate methods to calculate: (1) Public Sector Borrowing Requirements and (2) Public Sector Balance.

Mexico calculates Public Sector Borrowing Requirements by subtracting income from those expenses that are distinct from net acquisitions of financial assets and liabilities. This method is used to evaluate fiscal year development and is presented in primary terms (i.e., excluding the financial cost of the public sector). This formula covers the federal public sector but excludes Banco de México. During inflationary periods, the formula can be corrected by using the inflationary debt component to evaluate inflation’s impact on the economy.

Public Sector Balance is calculated by subtracting consolidated revenues from those public sector expenditures that are not financial expenditures. Like the Public Sector Borrowing Requirements method, this method is also an indicator to evaluate fiscal year development and is presented in primary terms. However, this formula only covers the non-financial public sector. Like with the Public Sector Borrowing Requirements method, during inflationary periods, the formula can be corrected by using the inflationary debt component to evaluate the impact of inflation on the economy.

The following charts set forth, pursuant to the principal reporting methods described above, Mexico’s Public Sector Borrowing Requirements and the performance of Mexico’s public sector balance as a percentage of GDP for the years indicated. Figures presented in the following tables and throughout this section have been calculated using real GDP for the years indicated.

Table No. 56 – Public Sector Balance

Source: Ministry of Finance and Public Credit.

Table No. 57 – Public Sector Borrowing Requirements

Source: Ministry of Finance and Public Credit.

Fiscal Policy

The Government’s economic stabilization strategy is focused on the efficient allocation of public expenditures and on increasing revenues in order to reduce the poverty rate and increase employment and the rate of economic growth. In order to better promote economic growth and employment opportunities, the Government’s principal fiscal policy objectives are to reduce the barriers and risks associated with investments in Mexico, improve the ability of Mexican businesses to compete in the global markets and reduce the cost of goods and services for consumers.

The current fiscal policy of the Government is also focused on fiscal and financial discipline, austerity in spending, avoiding new taxes and tax increases and curbing tax evasion. As for public debt management, the Government plans to maintain a robust and diversified portfolio of liabilities, with a preference for fixed-rate, long-term domestic debt.

The Programa Nacional de Financiamiento del Desarrollo 2020-2024 (National Program to Finance Development 2020-2024, or PRONAFIDE), published in the Official Gazette on August 5, 2020, further details additional fiscal policy goals of the Government, which include the sustainable use of resources and the reduction of inequality, in order to provide the necessary resources within the financial sector to increase investment and national development. To this end, PRONAFIDE outlines specific objectives to promote equitable economic growth and well-being, including to strengthen macroeconomic stability, to spend efficiently, to facilitate access to financial services and to develop a more sustainable, inclusive, progressive and transparent financial system.

To achieve these objectives, the Government has a multi-faceted plan, which includes simplifying the administration of the Mexican tax system and facilitating the consistent application of the various tax laws. The Government works to improve the efficiency of the public sector through enhanced coordination among government entities and increased transparency in public spending, thereby permitting increased spending on both social development and infrastructure. The Government plans to continue to develop the Mexican equity and debt markets and to consolidate macroeconomic stability through fiscal discipline, the effective use of petroleum resources and the use of transparent and efficient budgetary procedures. Finally, it seeks to improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate, and to institute trade liberalization policies, while promoting public policy and the rule of law.

Article 19 Bis of the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) sets forth the Government’s obligation to use Banco de México’s operational surplus as follows: (1) not less than 70% to pre-pay previously assumed public debt or to reduce the current year’s financing needs and (2) the remainder, to strengthen the Budgetary Revenues Stabilization Fund or to acquire assets to improve the Government’s financial position.

Article 28 of the Constitution, which prohibits monopolies and protectionist practices, was amended on March 6, 2020 to also prohibit tax amnesties.

As a way to limit the executive branch’s discretion over expenditures, on May 17, 2021 Article 74 of the Constitution was amended to no longer allow partidas secretas (secret items) to be included in the Federal Expenditure Budget. Prior to the amendment, the secret items allowed the President, where strictly necessary, to allocate budgetary resources that he or she could utilize without reporting the expenditure or being subject to audit controls.

With the goal of improving tax collection, facilitating trade, increasing the efficiency of customs and inspections services and reinforcing national security, the Decreto por el que se crea la Agencia Nacional de Aduanas de México como un órgano administrativo desconcentrado de la Secretaría de Hacienda y Crédito Público (Decree creating the National Customs Agency of Mexico as a decentralized administrative agency of the Ministry of Finance and Public Credit) was published in the Official Gazette on July 14, 2021. This decree provides the National Customs Agency of Mexico with technical, operational, administrative and management autonomy, and grants the agency the status of tax and customs authority and powers to issue resolutions.

The Budget

2021 Budget

Mexico’s 2021 Budget consists of the 2021 Revenue Law and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2021 (Federal Expenditure Budget for 2021, or the 2021 Expenditure Budget).

The 2021 Revenue Law contemplated Ps. 6,295.7 billion in revenues for the consolidated public sector, a 0.1% increase in real terms as compared to public sector budgetary revenues estimated in the 2020 Revenue Law. The 2021 Expenditure Budget provided for a total of Ps. 6,295.7 billion in expenditures.

The revenues and expenditures for the consolidated public sector in 2021 were Ps. 5,960.9 billion and Ps. 6,735.8 billion, respectively.

The 2021 Budget provided for a public sector budget balance of less than 0.7% of GDP, excluding investment in projects of high economic and social impact, and a public sector budget deficit of 2.9% of GDP, including investment in projects of high economic and social impact. The 2021 Revenue Law estimates were based on an estimated volume of oil exports of 0.9 million barrels per day. Oil revenues were estimated at Ps. 936.8 billion in nominal pesos, a 7.9% decrease in real terms as compared to the amount for the 2020 Revenue Law. In addition, approved non-oil revenues were Ps. 4,602.2 billion, a 1.5% decrease as compared to the amount for the 2020 Revenue Law. Finally, projected non-oil tax revenues also decreased by 2.2% in real terms as compared to the amount approved for the 2020 Revenue Law.

In 2021, the executive branch, acting through the Ministry of Finance and Public Credit, did not approve additional expenditures above those adopted by the 2021 Expenditure Budget pursuant to its authority under the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law for Budget and Fiscal Accountability). The difference between actual expenditures for 2021 and expenditures contemplated by the 2021 Expenditure Budget was Ps. 443.1 billion, or 7.0% of estimated expenditures contemplated by the 2021 Expenditure Budget. In addition to higher than estimated expenditures, revenues were Ps. 334.8 billion below the amount contemplated by the 2021 Expenditure Budget.

2022 Budget

The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2022 (Federal Revenue Law for 2022, or the 2022 Revenue Law) was approved by the Chamber of Deputies on October 20, 2021, and by the Senate on October 26, 2021, and was published in the Official Gazette on November 12, 2021. The Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2022 (Federal Expenditure Budget for 2022, or the 2022 Expenditure Budget, and together with the 2022 Revenue Law, the 2022 Budget) was approved by the Chamber of Deputies on November 10, 2021 and was published in the Official Gazette on November 29, 2021.

The 2022 Budget provides for a public sector budget balance of 0.0% of GDP, excluding investment in projects of high economic and social impact, and a public sector budget deficit of 3.1% of GDP, including investment in projects of high economic and social impact. The 2022 Revenue Law contemplates public sector budgetary revenues totaling Ps. 6,172.6 billion, a 7.8% increase in real terms as compared to public sector budgetary revenues estimated for the 2021 Revenue Law. The 2022 Revenue Law estimates are based on an estimated volume of oil exports of 1.0 million barrels per day. Oil revenues are estimated at Ps. 1,087.1 billion in nominal pesos, a 12.2% increase in real terms as compared to the amount for the 2021 Revenue Law. In addition, approved non-oil revenues are Ps. 5,085.6 billion, a 6.9% increase as compared to the amount for the 2021 Revenue Law. Finally, projected non-oil tax revenues also increased by 8.0% in real terms as compared to the amount approved for the 2021 Revenue Law.

The 2022 Expenditure Budget provides for a total of Ps. 6,452.0 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 636.3 billion), an 8.5% increase in real terms as compared to the amount approved in the 2021 Expenditure Budget. Selected estimated budget expenditures are set forth in the table below.

Table No. 58 – Selected Budgetary Expenditures; 2022 Expenditure Budget

	2017 Actual	2018 Actual(1)	2019 Actual(1)	2020 Actual(1)	2021 Actual(1)	2022 Budget(2)

	(in billions of current pesos)
Health	130.6	122.2	122.6	154.0	173.2	193.9
Education	297.9	310.4	331.6	345.0	369.8	364.6
Housing and community development	18.3	21.3	18.0	13.9	18.8	12.9
Government debt service	409.9	467.1	525.6	565.6	524.7	580.6
CFE and PEMEX debt service	123.2	147.9	140.9	120.5	162.3	172.1
PEMEX debt service	101.1	122.1	115.8	97.0	142.1	142.6
CFE debt service	22.1	25.9	25.0	23.5	20.2	29.6

(1)	Preliminary figures.
(2)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2022 in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

Source: Ministry of Finance and Public Credit.

If certain conditions are met, the Federal Law for Budget and Fiscal Accountability authorizes the executive branch, acting through the Ministry of Finance and Public Credit, to approve additional expenditures in excess of those adopted by the 2021 Expenditure Budget. Those expenditures could be approved if the budgetary balance is not negatively affected and if they would not increase the budgetary deficit.

The 2022 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 850 billion in nominal pesos, or 3.0% of GDP. The 2022 Budget also authorizes the Government to incur an additional U.S.$3.8 billion in external indebtedness, which includes financing from international financial organizations.

The table below sets forth the budgetary results for 2017-2021. It also sets forth certain assumptions and targets from Mexico’s 2022 Budget.

Table No. 59 – Budgetary Results; 2022 Budget Assumptions and Targets

	2017 Actual	2018 Actual		2019 Actual		2020 Actual		2021 Actual(1)	2022 Budget(1)

Real GDP growth (%)	2.1%	2.2	%(2)	(0.2	)%(2)	(8.2	)%(2)	4.8%	3.6-4.6%
Increase in the national consumer price index (%)	6.8%	4.8%		2.8%		3.2%		7.4%	3.4%
Average export price of Mexican oil mix (U.S.$/barrel)(3)	46.79	61.41		55.53		36.24		65.31	55.1
Average exchange rate (Ps./$1.00)	18.9	19.2		19.3		21.5		20.3	20.4
Average rate on 28-day Cetes (%)	6.7%	7.6%		7.8%		5.3%		4.4%	5.0%
Public sector balance as % of GDP(4)	(1.1)%	(2.1	)%(2)	(1.6	)%(2)	(2.9	)%(2)	(2.9)%	(3.1)%
Primary balance as % of GDP(4)	1.4%	0.6	%(2)	1.1	%(2)	0.1	%(2)	(0.3)%	(0.3)%
Current account deficit as % of GDP	(1.8)%	(2.0	)%(2)	(0.3	)%(2)	2.3	%(2)	(0.4)%	(0.4)%

(1)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2022 and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

(2)	Preliminary figures.
(3)

The Government entered into hedging agreements to protect against the effects of a potential change in oil prices with respect to the level that was assumed in the 2021 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2021 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The following table sets forth revenues and expenditures, as well as total borrowing requirements for the consolidated public sector in constant 2013 pesos for the fiscal years 2017-2021. It also sets forth the assumptions and targets underlying Mexico’s 2022 Budget.

Table No. 60 – Selected Public Finance Indicators

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)

	2017 Actual		2018 Actual		2019 Actual		2020 Actual(1)		2021 Actual(1)		2022 Budget

	Ps.	% of GDP(3)	Ps.	% of GDP(3)	Ps.	% of GDP(3)	Ps.	% of GDP(3)	Ps.	% of GDP(3)	Ps.

Budgetary revenues	4,947.6	22.6%	5,115.1	21.7%	5,385.0	22.0%	5,340.0	21.8%	5,960.9	25.8%	6,172.6
Federal Government	3,838.1	17.5	3,871.6	16.5	4,006.1	16.4	4,088.5	16.7	4,317.0	18.7	4,555.5
Public enterprises and agencies	1,109.5	5.1	1,243.5	5.3	1,378.9	5.6	1,251.4	5.1	1,643.9	7.1	1,617.2
Budgetary expenditures	5,182.6	23.6	5,589.4	23.8	5,792.6	23.7	5,995.0	24.5	6,735.8	29.1	7,048.2
Budgetary primary expenditures (excluding interest payments)	4,649.5	21.2	4,974.3	21.1	5,126.1	21.0	5,308.9	21.7	6,051.9	26.2	6,256.7
Programmable	3,857.1	17.6	4,064.7	17.3	4,232.6	17.3	4,450.4	18.2	5,128.6	22.2	5,207.3
Non-programmable	792.4	3.6	909.6	3.9	893.5	3.7	858.5	3.5	923.3	4.0	1,049.5
Interest payments (budgetary sector)	533.1	2.4	615.0	2.6	666.5	2.7	686.1	2.8	687.0	3.0	791.5
Budgetary primary balance (1-2(a))	298.1	1.4	140.8	0.6	258.8	1.1	31.0	0.1	(90.9)	(0.4)	(84.1)
Non-budgetary primary balance	6.7	0.0	0.6	0.0	9.1	0.0	(1.5)	0.0	19.0	0.1	0.5
Total interest payments (budgetary and non-budgetary)	533.3	2.4	615.3	2.6	666.6	2.7	686.2	2.8	687.0	3.0	792.0
Statistical discrepancy	(9.9)	0.0	(21.1)	(0.1)	5.0	0.0	(19.9)	(0.1)	1.1	0.0	0.0
Public sector balance (on a cash basis)	(238.5)	(1.1)	(495.0)	(2.1)	(393.7)	(1.6)	(676.5)	(2.8)	(757.8)	(3.3)	(875.6)

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2022 and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results. Budgetary estimates were converted into constant pesos using the GDP deflator for 2021, estimated as of December 2021.

(3)	Current pesos with purchasing power as of December 31, 2013.

Source: Ministry of Finance and Public Credit.

Revenues

Budgetary Revenues

Public sector budgetary revenues have increased as a percentage of GDP over the past five years, from 22.6% of GDP in 2017 to 22.7% of GDP in 2021. Public sector budgetary revenues have increased by 11.6% in nominal terms during 2021, as compared to 2020.

Crude oil revenues increased by 90.9% while the average export price of Mexican oil mix increased by 80.2%. Non-oil tax revenues increased by 6.8% and non-oil, non-tax revenues decreased by 30.1%. Non-tax PEMEX revenues, as a percentage of total public sector budgetary revenues, increased by 5.7% to 13.3%, as compared to 2020. The following table presents the composition of public sector budgetary revenues for the fiscal years 2017 through 2021 in current pesos.

Table No. 61 – Public Sector Budgetary Revenues

	2017	2018	2019	2020(1)	2021(1)	2022 Budget(2)
	(in billions of pesos)(3)
Budgetary revenues	4,947.6	5,115.1	5,385.0	5,340.0	5,960.9	6,172.6
Federal Government	3,838.1	3,871.6	4,006.1	4,088.5	4,317.0	4,555.5
Taxes	2,849.5	3,062.3	3,202.7	3,338.9	3,566.6	3,944.5
Income tax	1,565.8	1,664.2	1,686.6	1,760.5	1,895.4	2,073.4
Value-added tax	816.0	922.2	933.3	987.5	1,123.7	1,213.8
Excise taxes	367.8	347.4	460.5	460.7	399.2	505.2
Import duties	52.3	65.5	64.7	57.9	75.5	72.9
Tax on the exploration and exploitation of hydrocarbons	4.3	5.5	5.8	6.9	7.0	7.5
Export duties	0.0	0.0	0.0	0.0	0.0	—
Luxury goods and services	n.a.	n.a.	n.a.	n.a.	n.a	n.a
Other	43.1	57.4	51.6	65.4	65.8	71.7
Non-tax revenue	988.5	809.3	803.4	749.6	750.4	610.9
Fees and tolls	61.3	64.3	83.0	72.6	90.8	47.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	442.9	541.7	431.9	198.2	364.9	370.9
Fines and surcharges	476.5	193.4	278.1	470.2	287.8	184.9
Other	7.8	9.8	10.4	8.5	6.8	7.9
Public enterprises and agencies	1,109.5	1,243.5	1,378.9	1,251.5	1,643.9	1,617.2
PEMEX	389.8	436.6	523.8	407.6	791.8	716.1
Others	719.7	806.9	855.1	843.9	852.2	901.1

Note:	Numbers may not total due to rounding.
n.a.	= Not available.
(1)	Preliminary figures.
(2)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2022 and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results. Budgetary estimates for 2022 were converted into constant pesos using the GDP deflator for 2021, estimated as of December 2021.

(3)	Current pesos.

Source: Ministry of Finance and Public Credit.

In accordance with the Government’s policy of protecting oil revenues against reductions in the average price of the Mexican oil mix for export, on January 3, 2020 the Ministry of Finance and Public Credit announced its Oil Price Hedge Program for 2020. The program, which includes the purchase of put options at certain prices and additional coverage from the FEIP, reduces the impact on the Government of a decline in the price of petroleum below U.S.$49 per barrel. These measures were aimed at ensuring Mexico’s macroeconomic stability and protecting public finances against adverse changes in the international economic environment. In 2020, the Government received U.S.$2,380 million from this annual program, which compensated for the fall in oil revenues due to the decrease in the international prices for petroleum. In 2021, the program hedged Mexico against a decline in the price of petroleum below U.S.$42.60 per barrel, which was below the average 2021 price of U.S.$65.31 per barrel.

Taxation and Tax Revenues

Mexico’s federal tax structure includes both direct taxation, mostly in the form of income taxes, and indirect taxation, mostly in the form of an Impuesto al Valor Agregado (value-added tax, or VAT) and excise taxes, such as the Impuesto Especial de Productos y Servicios (Special Tax on Production and Services, or IEPS). Mexico’s VAT is imposed at two fixed rates: 8% in the Northern Border Free Trade Zone and 16% for the rest of the country. The VAT is passed through the manufacturing and distribution chain and is passed along as part of the purchase price to the consumer. On December 30, 2020, a presidential decree was published that extended through 2024 the validity of both the 8% VAT and the tax credit equivalent to one-third of the income tax incurred in the Northern Border Free Trade Zone. On the same day, another presidential decree also extended through 2024 the 8% VAT and the tax credit equivalent to one-third of the income tax incurred in certain municipalities of the southern border.

Income is taxed at both the individual and corporate level. The individual income tax is levied at progressive rates. Individual income tax is assessed in relation to annual income. According to the Income Tax Law, there are eleven tax brackets. The four highest brackets for individual income tax are: (1) a 30% tax rate applies to individuals with annual incomes between approximately Ps. 393,000 and Ps. 750,000, (2) a 32% tax rate applies to individuals with annual incomes between Ps. 750,000 and Ps. 1.0 million, (3) a 34% tax rate applies to individuals with annual incomes between Ps. 1.0 million and Ps. 3.0 million and (4) a 35% tax rate applies to individuals with annual incomes of more than Ps. 3.0 million. The corporate income tax for 2021 was 30% pursuant to Article 9 of the Income Tax Law.

Mexico also imposes withholding taxes for certain qualified interest payments. Withholding taxes from interest payments made by Mexican companies to non-residents of Mexico are generally imposed at a rate of 30%. Withholding taxes on interest payments made to a foreign financial institution are imposed at a rate of 4.9%, provided the financial institution is a resident of a country that is party to a bilateral tax treaty with Mexico for the avoidance of double taxation, among other requirements. If those requirements are not met by a financial institution, the applicable withholding rate is 10%. A 15% withholding rate is imposed on the interest portion of payments made on financial leases.

Each of the states in Mexico also applies a tax on salaries that ranges from 1% to 3%. In addition, employers must contribute an amount equivalent to 5% of payroll to a housing fund and 2% of payroll to an employee retirement fund. A transfer tax applies to the transfer of real estate at rates that range among states between 2% and 5% of the value of the property.

In order to coordinate the taxation of multinational companies to avoid double taxation and to provide greater legal certainty to taxpayers, the Servicio de Administración Tributaria (Tax Administration Service, or SAT) and the U.S. Internal Revenue Service have an agreed-upon standard methodology for assessing income tax transfer prices in the maquila industry. Companies wishing to take advantage of this standard transfer price assessment methodology must opt in.

For nearly three decades, Mexico has negotiated bilateral tax treaties with over ninety-two countries to avoid double taxation. Mexico is a signatory of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting of 2016. The Convention’s member states agreed to modify their existing double taxation agreements to allow for the rapid implementation of the tax treaty measures developed as part of the Base Erosion and Profit Shifting Project, a framework covering over 100 countries and jurisdictions that aims to curb tax planning strategies that take advantage of gaps in tax rules. On November 23, 2018, the signed Convention was sent to the Senate for analysis and approval, which is still pending.

On October 14, 2017, the parties of the Pacific Alliance signed the Convention to Approve the Tax Treatment provided for in the Agreements to Avoid Double Taxation (the Double Taxation Convention). The Double Taxation Convention aims to encourage investors to participate in the capital markets of the region and provide access to more investment alternatives. Because pension funds are recognized as residents by the Double Taxation Convention, they will be covered under existing bilateral agreements to avoid double taxation. The Double Taxation Convention also establishes a cap of 10% on the income tax applicable to any capital gains generated by investments of such pension funds in any of the jurisdictions that make up the Pacific Alliance. On April 26, 2018, the Senate approved the Convention and on June 22, 2018, it was published in the Official Gazette.

In 2018, Mexico also published agreements to avoid double taxation and prevent tax evasion with Jamaica, the Kingdom of Saudi Arabia and the Republic of the Philippines. In May 2019, the Government entered into a similar agreement with Costa Rica.

On November 30, 2017, price controls on gasoline and diesel were deregulated to allow prices to be determined in accordance with market forces, and the Ministry of Finance and Public Credit stopped publishing daily maximum fuel prices, which it had published since February 18, 2017. To mitigate the variation in reference fuel prices and the exchange rate, the Ministry of Finance and Public Credit implemented a program of weekly stimulus to taxpayers importing and distributing gasoline, diesel and non-fossil fuels, which had originally been enacted in 2015 in response to changes in the petroleum market. Between November 2017 and December 2019 the Ministry of Finance published four adaptations to the methodology to calculate the stimulus offered through the IEPS to achieve consistency with the free-market prices, without changing the calculation mechanics of the weekly stimulus.

The general stimulus to fuel importers and distributors has been renewed by presidential decree several times since it was enacted in 2015, most recently on December 30, 2020, at which time it was extended through 2024. The same presidential decrees have also included a related stimulus for fuel service station permit holders that have been authorized by the CRE to sell fuels to the public at the U.S.-Mexico border. This stimulus to the northern border has allowed partial harmonization of petroleum prices in that area with those of neighboring cities in the United States.

On December 9, 2019, certain Mexican tax laws were amended and supplemented through a fiscal reform decree. The Income Tax Law was amended to, among other things: (1) limit the deduction of certain interest expenses, (2) tax income obtained from e-commerce activities, (3) expand the definition of taxable permanent residency for foreigners with activities in Mexico, (4) limit the deduction of payments to non-Mexican resident related parties of Mexican residents if such payments are subject to a preferential tax regime, (5) subject foreign flow-through entities to taxation, (6) apply tax incentives for construction or acquisition of real estate for leasing only to publicly traded FIBRAS (Mexican real estate trusts) and (7) grant an additional 25% deduction in income taxes to employers who hire people with disabilities.

The Value-Added Tax Law was also amended to, among other things: (1) impose the VAT on all digital services provided within Mexico by foreign residents without permanent establishment in Mexico, (2) exempt from the VAT sales, services and leases by nonprofit institutions, (3) impose the VAT on providers of private-use vehicles through digital transportation service platforms and (4) limit the applicable VAT for outsourcing services activities to 6%.

In addition, the Ley del Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services Law) was amended to, among other things, update the IEPS rates for manufactured tobacco and flavored beverages.

The fiscal reform decree also amended the Federal Fiscal Code to, among other things: (1) permit tax authorities to reclassify as taxable certain activities resulting in tax benefits during audits on transactions without business rationale, (2) establish certain procedures to improve communications between taxpayers and the tax authorities, (3) impose reporting obligations on tax advisors or taxpayers and (4) impose joint tax liability on the partners or shareholders of a company in certain limited circumstances as an effort to prevent the sale of invoices for tax benefit purposes.

The Federal Fiscal Code was further amended on December 8, 2020 to strengthen the tax authorities’ audit, review and control powers and to counteract improper taxpayer practices. The amendments include, among other things: (1) the extension of various terms for the tax authority to exercise its powers, (2) additional presumptions to ascertain certain tax liabilities, (3) new sanctions in certain cases of non-compliance, (4) more in depth communication with taxpayers and (5) new obligations for taxpayers to provide certain notices to the tax authorities.

The SAT reported that tax revenues for 2021 amounted to Ps. 3,566.6 billion, surpassing the amount contemplated in the 2021 Revenue Law by Ps. 33.6 billion, or 1.0%.

The following graphs illustrate the composition of tax revenues in 2017 and in 2021.

Table No. 62 – Composition of Tax Revenues 2017 vs. 2021

Source: Ministry of Finance and Public Credit.

Local governments are permitted to impose taxes on lodging services and ownership of vehicles (in addition to the federal taxes on the first item). Moreover, local governments are able to require retail commercial establishments that sell alcoholic beverages to purchase local licenses. Finally, a percentage of excise tax collections is directly allocated to the states.

Expenditures

According to preliminary figures, budgetary expenditures during 2021 increased as follows, each in nominal terms and as compared to 2020: (1) net public sector budgetary expenditures increased by 12.4%, (2) net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 14.3%, (3) net paid programmable budgetary expenditures increased by 15.2%, (4) net paid non-programmable budgetary expenditures increased by 4.3%, (5) the financial cost of public sector debt increased by 0.1% and (6) public sector expenditures on economic and social development increased by 37.1% and increased by 7.5%, respectively.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2017-2021, as well as the projected expenditures set forth in the 2022 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, CFE, IMSS and ISSSTE.

Table No. 63 – Public Sector Budgetary Expenditures

	2017	2018	2019	2020(1)	2021(1)	2022 Budget(1)(2)

	(in billions of current pesos)
Budgetary expenditures	5,182.6	5,589.4	5,792.6	5,995.0	6,735.8	7,048.2
Current expenditures	4,391.1	4,866.1	5,061.5	5,203.2	5,573.6	6,107.2
Salaries	745.0	801.1	799.0	865.7	901.0	980.4
Federal Government	302.2	327.2	314.2	343.9	353.9	410.8
Public agencies	442.8	473.9	484.8	521.9	547.2	569.6
PEMEX	136.6	148.6	144.2	152.7	156.8	168.5
CFE	90.3	95.9	99.8	105.7	108.3	114.3
IMSS	177.1	186.4	196.9	217.6	232.8	232.8
ISSSTE	38.8	43.0	44.0	45.9	49.3	54.0
Interest	533.1	615.0	666.5	686.1	687.0	791.5
Federal Government	409.9	467.1	525.6	565.6	524.7	619.3
Public agencies	123.2	147.9	140.9	120.5	162.3	172.1
PEMEX	101.1	122.1	115.8	97.0	142.1	142.6
CFE	22.1	25.9	25.0	23.5	20.2	29.6
IMSS	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	1,163.2	1,199.5	1,278.0	1,348.4	1,447.3	1,596.3
Total	1,765.7	1,886.9	2,031.0	2,158.1	2,325.5	2,569.7
To public sector	602.4	687.5	753.0	809.6	878.1	973.4
States’ revenue sharing	772.4	844.0	879.0	843.5	916.3	1,019.5
Acquisitions	302.0	365.5	364.7	323.4	389.1	360.3
Federal Government	23.7	27.2	25.0	25.7	32.6	56.7
Public agencies	278.3	338.3	339.7	297.7	356.6	303.6
PEMEX	6.2	5.8	4.1	4.9	6.6	9.1
CFE	201.4	258.1	257.7	205.2	261.9	202.3
IMSS	55.1	59.7	60.2	66.0	77.5	70.9
ISSSTE	15.5	14.7	17.7	21.6	10.5	21.2
Other current expenditures	875.4	1,040.9	1,074.3	1,136.0	1,232.8	1,359.3
Federal Government	199.0	272.8	203.8	184.7	197.4	227.7
Public agencies	676.4	768.1	870.5	951.3	1,035.4	1,131.5
PEMEX	46.5	40.7	36.2	32.2	29.7	29.0
CFE	45.8	70.5	71.2	101.2	102.5	84.6
IMSS	374.4	426.4	484.8	527.4	598.6	698.6
ISSSTE	209.7	230.5	278.2	290.5	304.7	319.4
Capital expenditures	791.6	723.2	731.1	791.8	1,165.2	981.1
Federal Government	562.6	509.3	485.3	517.8	747.6	491.7
Public agencies	229.0	213.9	245.8	274.0	417.6	489.4
PEMEX	193.2	181.3	196.2	231.6	391.3	429.7
CFE	31.9	21.8	44.0	31.9	22.7	48.8
IMSS	5.5	9.7	4.5	7.7	3.0	8.6
ISSSTE	(1.6)	1.3	1.1	2.8	0.7	2.4
Payments due in previous years	—	0.0	0.0	0.0	0.0	(40.0)

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2022 and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results. Budgetary estimates were converted into constant pesos using the GDP deflator for 2022 estimated as of December 2021.

Source: Ministry of Finance and Public Credit.

During 2021, spending on social development programs, such as education, public health and social security, reached a total of Ps. 3,071.3 billion (accounting for 59.9% of total programmable expenditures) while spending on economic development reached a total of Ps. 1,600.3 billion (accounting for 31.2% of total programmable expenditures). According to preliminary figures, expenditures for agriculture, forests, fishing and hunting totaled Ps. 51.9 billion in nominal pesos, as compared to Ps. 46.2 billion in 2020. Expenditures for residential and community development totaled Ps. 256.0 billion in nominal pesos, as compared to Ps. 251.6 billion in 2020.

The Government has created several stabilization funds that aim to reduce the volatility in its revenues. As of December 31, 2021, the Budgetary Revenues Stabilization Fund totaled Ps. 9.9 billion, the FEIEF totaled Ps. 21.4 billion while the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (Infrastructure Investment Stabilization Fund of Petróleos Mexicanos) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

From 2017 to 2021, Mexico’s expenditures devoted to servicing government debt, in nominal terms denominated in pesos, have increased by 28.9%, an average of 6.7% per year. This increase was principally due to an increase in interest rates. In particular, from 2020 to 2021, Mexico’s expenditures devoted to servicing government debt increased by 0.1% to Ps. 687.0 billion, primarily as a result of increases in interest rates.

Health and Labor, Education and Other Social Welfare Expenditures

The Government administers the majority of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2021 were used on health, social security, education and energy.

Health and Labor

The Government spent Ps. 683.2 billion in nominal pesos (or 13.3% of programmable expenditures) in the health and labor sector in 2021. The principal social security institutions are the IMSS, the ISSSTE and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital-related services, health and maternity insurance and preventive health services. The Government coordinates the activities of various public agencies and organizes a national system of health services in order to provide these services to a larger portion of the population.

A constitutional amendment on May 8, 2020 established a public health system in order to guarantee quantitative and qualitative services for people who lack access to social security.

Education

The Government devotes a significant share of its resources to education and vocational training. In 2021, the Government spent Ps. 805.0 billion in nominal pesos (or 15.7% of programmable expenditures) on education. To encourage the population under eighteen, especially those in extreme poverty, to continue their studies, the Government created El Programa Nacional de Becas para el Bienestar Benito Juárez (Benito Juárez National Welfare Scholarship Program) and built Universidades para el Bienestar Benito Juárez García (Benito Juárez García Welfare Universities), higher education centers that offer university degrees in areas of high population density with no prior opportunities for university study.

During 2021, approximately 9,810,000 students received financial aid amounting to over Ps. 71 billion through the Benito Juárez National Welfare Scholarship Program.

According to the UNESCO Institute for Statistics, published by the World Bank, approximately 95.2% of the Mexican population that is fifteen years of age or older was literate in 2020.

The structure of the Mexican educational system is based on the concept of “educational federalism,” with the underlying premise that the federal and local governments share responsibility over education.

A constitutional reform of education went into effect on February 27, 2013. This reform was intended to improve the public educational system of Mexico and provides federal funding for extended learning hours and the improvement of school-related infrastructure.

A further constitutional reform to the education system, in effect as of May 15, 2019, established that the Government, including federal, state and municipality levels, will provide and guarantee initial, up to six-years-old, and higher, university level, education. The reform also established the right of teachers to access comprehensive training and diagnostic evaluation systems. The reform replaced the Instituto Nacional para la Evaluación de la Educación (National System of Educational Evaluation) with the Sistema Nacional de Mejora Continua de la Educación (National System of Continuous Improvement of Education), which will be coordinated by a decentralized public body that has operational and budgetary autonomy.

Following the May 2019 educational reforms, on September 30, 2019 several new laws, including the Ley General de Educación (General Law of Education), Ley Reglamentaria del Artículo 3o de la Constitución Política de los Estados Unidos Mexicanos, en materia de Mejora Continua de la Educación (Regulatory Law of Article 3 of the Political Constitution of the United Mexican States, regarding Continuous Improvement of Education) and Ley General del Sistema para la Carrera de las Maestras y los Maestros (General System Law for the Career of Teachers and Teachers), went into effect. The objectives of these laws include better access to education, improvement of educational systems and teacher support and training. On April 20, 2021 the Ley General de Educación Superior (General Law of Higher Education) was enacted to create clearer standards as to the Government’s obligation to guarantee its citizens’ right to higher education, as well as evaluation and improvement of higher education, including through governmental expenditures and programming.

The constitutional amendment of May 8, 2020, mentioned above, also established scholarships in the public education system, with priority given to students from poor families to guarantee their right to education.

Other

The Government established INFONAVIT in 1972 in order to both improve living conditions for Mexico’s low-income population and provide access to property and housing loans. INFONAVIT is supported by contributions from all Mexican employers, which correspond to approximately 5% of all paid salaries. In 2021, INFONAVIT granted approximately 530,525 loans for the funding of housing purchases, construction and repairs, as compared to the approximately 475,245 loans provided in 2020. For further information regarding INFONAVIT, see “The Economy—Employment and Labor—Pension and Housing Funds—INFONAVIT.”

Government Agencies and Enterprises

The following table shows, for each principal Governmental agency or enterprise outside of the financial sector, its principal business, its percentage of Government ownership, its size (based on total assets at its latest fiscal year end) and its net contribution or expense to the public sector primary balance. The Government has not guaranteed any outstanding indebtedness of these entities.

Table No. 64 – Principal Government Agencies, Productive State-Owned Companies and Enterprises

at December 31, 2021(1)

Agency/Enterprise	Principal Business	% of Government Ownership	Total Assets		Contribution or Expense to Primary Balance(2)

			(in millions of U.S. dollars)
PEMEX	Production, refining and distribution of crude oil and derivatives	100%	U.S.$	102,888.4	U.S.$	9,572.7
CFE	Production and sale of electricity	100		109,691.8		(1,701.9)
Federal Roads and Bridges(3)	Administration of toll highways	100		260.4		43.7
Airports and Auxiliary Services(3)	Airport services	100		896.3		49.5

(1)

Financial data is calculated herein in accordance with Mexican financial reporting standards applicable to public sector entities, which differ in material respects from U.S. GAAP and IFRS. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican financial reporting standards presented elsewhere herein.

(2)	Surplus after Government transfers, less interest payments.
(3)	Primary surplus before transfers to the Treasury of the Federation.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

General

All of Mexico’s public debt borrowings are authorized or contracted pursuant to the Ley Federal de Deuda Pública (Federal Law of Public Debt) or other specific laws, as in the case of productive state-owned companies.

Under the Federal Law of Public Debt, public borrowing programs contained in the Revenue Law must be submitted annually to Congress for approval. Once this approval is obtained, the executive branch, through the Ministry of Finance and Public Credit, creates a financing program within the parameters of the Congressional approval.

The Federal Law of Public Debt also requires that the President: (1) inform Congress annually of the status of the indebtedness of the Government and budget-controlled agencies when presenting the annual Public Account and when proposing the Revenue Law and (2) report the status of such indebtedness to Congress on a quarterly basis. See “Public Finance—General—Budget Process.”

The Federal Law of Public Debt specifies that Government ministries may only incur debt through the Ministry of Finance and Public Credit. However, budget-controlled and administratively-controlled agencies may incur external indebtedness after obtaining the authorization of the Ministry of Finance and Public Credit. Pursuant to the energy reform secondary legislation of August 2014, PEMEX and CFE no longer need to obtain the authorization of the Ministry of Finance and Public Credit in order to incur external indebtedness but may not incur debt in excess of the ceiling set forth in the applicable Revenue Law. See “Recent Developments—The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals” and “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals” for further discussion of the energy reform.

Public Debt Classification

Mexico uses three measures to classify its public debt: (1) Historical Balance of Public Sector Borrowing Requirements, (2) public sector debt and (3) Government debt.

The Historical Balance of Public Sector Borrowing Requirements is the broadest measure and captures net internal and external indebtedness incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of IPAB, of FONADIN, associated with PIDIREGAS and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

“Public sector debt” is the next broadest measure and refers to any short-term and long-term debt incurred by: (1) the Government, (2) productive state-owned companies, (3) budget-controlled agencies and (4) administratively-controlled agencies. Public sector debt does not include any private sector debt guaranteed by the Government, unless and until the Government is called upon to make a payment under any such guaranty. Public sector debt can be classified as either internal or external. “Internal public sector debt” includes the internal portion of indebtedness incurred directly by the Government, development banks and other public entities. “External public sector debt” consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies and productive state-owned companies, the external long-term indebtedness incurred directly or guaranteed by administratively-controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. External public sector debt does not include, among other things, repurchase obligations of Banco de México with the IMF (none of which were outstanding as of December 31, 2021). See footnotes 1 and 2 of Tables No. 69 through 71 below.

“Government debt” is the narrowest measure of Mexico’s public debt and is comprised of indebtedness incurred by the federal legislative and judicial branches, the ministries of the federal executive branch and autonomous constitutional bodies, as well as the obligations contracted by entities that were formerly part of the federal public administration and were later transformed into autonomous constitutional bodies. Like public sector debt, Government debt can be classified as either internal or external. “Internal Government debt” includes the internal portion of Government debt and is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions). Internal Government debt does not include any debt allocated to Banco de México for its use in Regulación Monetaria. It also does not include debt of budget-controlled or administratively-controlled agencies. As of December 31, 2021, all of the internal Government debt was denominated and payable in pesos. “External Government debt” includes the external portion of Government debt.

For the purposes of this Public Debt section, “long-term debt” refers to all debt with maturities of one year or more from the issuance date, while “short-term debt” is defined as all debt with maturities of less than one year from the issuance date. Except for Historical Balance of Public Sector Borrowing Requirements, which contemplates both internal and external indebtedness, public sector debt and Government debt is presented in this section in internal and external debt categories.

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at the dates indicated:

Table No. 65 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)

	At December 31,
	2017	2018	2019	2020	2021(2)
Historical Balance of Public Sector Borrowing Requirements(1)	45.7%	44.9%	44.5%	51.7%	50.0%

(1)

Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes obligations due minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of Public Sector Borrowing Requirements. The Historical Balance of Public Sector Borrowing Requirements includes the budgetary public sector net debt and net obligations of IPAB, of FONADIN, associated with PIDIREGAS and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit

Internal Debt

Internal Public Sector Debt

The 2021 Budget contemplated issuances of internal debt by public sector entities, such as PEMEX and CFE, which are authorized to incur net internal debt of up to Ps. 22 billion and Ps. 10.8 billion, respectively.

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 66 – Gross and Net Internal Debt of the Public Sector

	At December 31,
	2017		2018		2019		2020		2021(1)

	(in billions of pesos)
Gross Debt	Ps.	6,448.5	Ps.	7,036.3	Ps.	7,570.6	Ps.	7,979.4	Ps.	8,927.7
By Term
Long-term		5,903.2		6,463.9		6,885.3		7,404.3		8,354.6
Short-term		545.3		572.3		685.4		575.1		573.2
By User
Federal Government		5,920.2		6,429.3		6,955.4		7,461.2		8,334.5
State Productive Enterprise (PEMEX and CFE)		381.6		378.1		369.7		287.4		306.1
Development Banks		146.8		228.9		245.5		230.8		287.1
Financial Assets		163.8		168.7		382.2		380.6		381.9
Total Net Debt	Ps.	6,284.7	Ps.	6,867.6	Ps.	7,188.5	Ps.	7,598.8	Ps.	8,545.8
Gross Internal Debt/GDP		29.4%		29.9%		31.0%		34.2%		34.1%
Net Internal Debt/GDP(2)		28.7%		29.2%		29.4%		32.5%		32.6%

(1)	Preliminary figures.
(2)

“Net internal debt” represents the internal debt directly incurred by the Government at the end of the period indicated, including Banco de México’s general account balance and the assets of Mexico’s retirement savings system. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria does not increase the Government’s overall level of internal debt; Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

As of December 31, 2021, the net internal debt of the public sector totaled Ps. 8,545.8 billion, a 12.5% increase in nominal terms as compared to the net internal debt of the public sector outstanding at December 31, 2020. The gross internal debt of the public sector totaled Ps. 8,927.7 billion, an 11.9% increase in nominal terms as compared to the gross internal debt of the public sector outstanding at December 31, 2020.

Internal Government Debt

The Government actively seeks to increase its average debt maturity date. Accordingly, over the past two decades, the Government has issued new debt instruments bearing longer maturities. In doing so, the Government hopes to mitigate any risk associated with the refinancing of its internal Government debt. This practice has had the effect of establishing a long-dated benchmark yield curve. These issuances have also encouraged long-term investments in the following areas: (1) fixed-rate contracts, (2) peso-denominated securities of Mexican companies, (3) Mexican financial hedging products and (4) long-term investment projects financed by long-term savings.

As a result of this policy, the average maturity of internal Government debt decreased from 7.9 years as of December 31, 2013 to 7.3 years as of December 31, 2021.

The Government also retains flexibility in managing the average maturity of its debt in order to better stabilize domestic financial markets.

With respect to its internal Government debt, the Government currently offers the following types of securities: (1) 28-day, 91-day, 182-day and 364-day Cetes, (2) three-year, ten-year and thirty-year UDI-denominated bonds, (3) three-year, five-year, ten-year, twenty-year and thirty-year fixed-rate peso-denominated bonds, (4) five-year floating rate notes and (5) one-year, two-year, three-year and five-year interbank funding rate-linked notes (“BONDES F”).

The Government announced the creation of BONDES F floating rate notes on October 5, 2021. BONDES F are linked to a new risk-free reference rate, the one-day TIIE Funding rate, which Banco de México created to comply with international standards in connection with recent benchmark interest rate reforms. The Government created BONDES F to further develop the market for debt instruments linked to the new reference rate. In line with that objective, the Ministry of Finance and Public Credit will encourage the early liquidation of BONDES D through BONDES F swap transactions to be published by Banco de México as the financial agent of the Government in order to increase liquidity.

Mexico’s antitrust regulator, COFECE, launched an investigation on October 28, 2016 into possible collusion to manipulate prices, impose restrictions on the supply or demand, allocate the market or exchange information in the financial intermediation of debt securities issued by the Mexican government. In April 2017, COFECE announced that it had uncovered evidence of anticompetitive conduct in this market. In October 2019, COFECE summoned various economic agents who may have been responsible for the manipulative and monopolistic practices to present evidence related to the accusations against them. COFECE concluded its investigation on January 14, 2021, finding evidence that seven banking institutions and eleven traders had engaged in the alleged unlawful practices, and imposed a Ps. 35,075,000 fine on those parties.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated:

Table No. 67 – Gross and Net Internal Debt of the Government(1)

	At December 31,
	2017			2018			2019			2020			2021(2)

	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	5,326.0	90.0%	Ps.	5,837.0	90.8%	Ps.	6,399.6	92.0%	Ps.	7,008.3	93.9%	Ps.	7,878.5	94.5%
Cetes		701.6	11.9		734.5	11.4		802.6	11.5		979.0	13.1		1,072.3	12.9
Floating Rate Bonds		471.3	8.0		548.2	8.5		642.1	9.2		804.5	10.8		788.5	9.5
Floating Rate Bonds(3)		—	—		—	—		—	—		—	—		416.6	5.0
Inflation-Linked Bonds		1,397.7	23.6		1,656.0	25.8		1,737.8	25.0		1,802.2	24.2		2,235.5	26.8
Fixed Rate Bonds		2,747.9	46.4		2,890.3	45.0		3,209.1	46.1		3,414.4	45.8		3,356.9	40.3
STRIPS of Udibonos		7.6	0.1		7.9	0.1		8.0	0.1		8.2	0.1		8.7	0.1
Other(4)		594.1	10.0		592.4	9.2		555.8	8.0		452.9	6.1		456.0	5.5

Total Gross Debt	Ps.	5,920.2	100.0%	Ps.	6,429.3	100.0%	Ps.	6,955.4	100.0%	Ps.	7,461.2	100.0%	Ps.	8,334.5	100.0%

Net Debt
Financial Assets(5)		(205.9)			(225.7)			(292.6)			(304.3)			(260.1)
Total Net Debt	Ps.	5,714.3		Ps.	6,203.6		Ps.	6,662.8		Ps.	7,156.9		Ps.	8,074.4

Gross Debt/GDP		27.0%			27.3%			28.5%			31.9%			31.7%
Net Debt/GDP		26.1%			26.4%			27.3%			30.6%			30.7%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria because those open-market operations do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Figures in connection with BONDES F floating rate bonds, which are linked to the one-day TIIE funding rate.
(4)

Includes Ps. 145.1 billion for December 31, 2017, Ps. 141.8 billion for December 31, 2018, Ps. 134.3 billion for December 31, 2019, Ps. 126.5 billion for December 31, 2020 and Ps. 122.9 billion for December 31, 2021 in liabilities associated with social security under the ISSSTE Law.

(5)	Includes the net balance (denominated in pesos) of the Treasury of the Federation’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

As of December 31, 2021, net internal Government debt was 12.8% higher in nominal terms as compared to the net internal Government debt at December 31, 2020. This includes the Ps. 122.9 billion liability associated with social security under the ISSSTE Law.

As of December 31, 2021, the gross internal Government debt represented an 11.7% increase in nominal terms as compared to December 31, 2020. Of the total gross internal Government debt at December 31, 2021, Ps. 511.5 billion represented short-term debt, as compared to Ps. 551.5 billion at the end of 2020, and Ps. 7,823.0 billion represented long-term debt, as compared to Ps. 6,909.6 billion at the end of 2020.

The Government’s financing costs on its internal debt during 2021 represented an 8.3% nominal decrease, as compared to its financing costs during 2020.

The 2021 Budget contemplated a budget balance of less than 0.7% of GDP, excluding investment projects with high social and economic impact. The 2021 Budget permitted the Government to issue additional net internal debt in an amount up to Ps. 850 billion.

As of December 31, 2021, no debt issued by states and municipalities has been guaranteed by the Government.

External Debt

External Public Sector Debt

Since 1990, the majority of Mexico’s public sector external borrowings have consisted of debt securities placed into the securities market. However, during Mexico’s 1995 financial crisis, official creditors and creditors of multilateral institutions provided Mexico with significant amounts of financing.

The Government’s debt policy during the past several years, combined with the performance of exports, has led to higher interest payments on external public sector debt, which have increased from 2.0% of total exports in 2017 to 2.1% of total exports in 2021. Public sector external debt financing costs totaled U.S.$10.4 billion in 2021, as compared to U.S.$9.7 billion in 2020, representing a 7.0% increase in nominal terms. Service payments of both principal and interest on public sector external debt constituted 4.4% of GDP in 2021, compared to 4.8% of GDP in 2020.

The balance of the net external debt of the public sector during 2021 was the result of (i) an increase in net external indebtedness of U.S.$1.4 billion, (ii) a decrease of U.S.$1.1 billion in international assets of the public sector associated with external debt and (iii) a negative accounting adjustment of U.S.$3.4 billion reflecting debt management operations and the variation of the dollar as compared to other currencies in which the debt is denominated. According to preliminary figures, as of December 31, 2021, outstanding gross external public sector debt totaled U.S.$221.6 billion, an approximate U.S.$2.0 billion decrease from the U.S.$223.6 billion outstanding on December 31, 2020. Of this amount, U.S.$213.3 billion represented long-term debt and U.S.$8.3 billion represented short-term debt. Net external indebtedness decreased by U.S.$3.1 billion during 2021.

For 2021, Congress authorized PEMEX to incur net external indebtedness of up to U.S.$1 billion, including through the issuance of securities and exchange or refinancing of its constituent sovereign debt obligations, compared to up to the U.S.$1.25 billion of net external indebtedness that PEMEX was authorized to incur in 2020. For 2021, Congress authorized CFE to incur net external indebtedness of up to U.S.$500 million, compared to up to the U.S.$508 million of net external indebtedness that CFE was authorized to incur in 2020.

The following graphic represents the identities of Mexico’s external public sector debt creditors, including Government and public sector creditors at the date indicated:

Table No. 68 – Public Sector Debt Creditors at December 31, 2021

Source: Ministry of Finance and Public Credit.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 69 – Summary of External Public Sector Debt by Type(1)

	At December 31,(2)
	2017		2018		2019		2020		2021(3)

	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	91,072.2	U.S.$	95,845.6	U.S.$	99,573.7	U.S.$	112,336.0	U.S.$	114,837.5
Long-Term Debt of Budget Controlled Agencies		91,780.0		94,391.2		93,035.7		97,108.9		91,121.5
Other Long-Term Public Debt(4)		7,876.5		7,967.8		8,360.5		8,106.4		7,339.1

Total Long-Term Debt		190,728.7		198,204.6		200,969.9		217,551.3		213,298.1

Total Short-Term Debt		3,252.5		4,150.7		3,714.4		6,097.3		8,336.9

Total Long- and Short-Term Debt		193,981.2		202,355.3		204,684.3		223,648.6		221,635.0

Table No. 70 – Summary of External Public Sector Debt by Currency

	At December 31,(2)
	2017			2018			2019			2020			2021(3)

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	148,693.6	76.7%	U.S.$	152,597.3	75.4%	U.S.$	147,115.4	71.9%	U.S.$	166,745.2	74.6%	U.S.$	167,850.0	75.7%
Japanese Yen		6,809.9	3.5		8,064.0	4.0		9,737.0	4.8		8,174.5	3.7		8,278.7	3.7
Swiss Francs		1,354.2	0.7		1,453.3	0.7		3,100.5	1.5		2,716.6	1.2		2,470.6	1.1
Pounds Sterling		3,080.2	1.6		2,901.7	1.4		3,015.0	1.5		3,110.6	1.4		3,083.9	1.4
Euros		31,541.9	16.3		34,840.5	17.2		39,249.1	19.2		40,922.1	18.3		37,794.9	17.1
Others		2,501.2	1.3		2,498.5	1.2		2,467.0	1.2		1,979.6	0.9		2,157.0	1.0

Total	U.S.$	193,981.0	100.0%	U.S.$	202,355.3	100.0%	U.S.$	204,684.0	100.0%	U.S.$	223,648.6	100.0%	U.S.$	221,635.1	100.0%

Table No. 71 – Net External Debt of the Public Sector

	At December 31,(2)
	2017		2018		2019		2020		2021(3)

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	192,344.0	U.S.$	201,307.3	U.S.$	203,708.2	U.S.$	221,522.0	U.S.$	218,421.0
Gross External Debt/GDP		17.5%		16.9%		15.8%		19.1%		17.4%
Net External Debt/GDP		17.4%		16.8%		15.7%		18.9%		17.2%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 75.
(2)	Adjusted to reflect the effect of currency swaps.
(3)	Preliminary figures.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

Table No. 72 – Amortization Schedule of Total Public Sector External Debt(1)

	Outstanding as of December 31, 2021(2)	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	Other Years	Total

	(in millions of U.S. dollars)
Private Creditors(3)	183,387	14,708	7,829	8,956	9,541	9,945	11,760	7,378	7,617	8,616	14,380	5,041	3,732	1,880	3,817	68,189	183,387
Capital Markets (Bonds)	168,869	5,709	6,055	6,223	9,429	9,826	11,633	7,243	7,473	8,462	14,295	5,011	3,702	1,850	3,787	68,172	168,869
Commercial Banks	14,518	8,999	1,774	2,733	112	119	127	135	144	154	85	30	30	30	30	17	14,518
Direct	5,208	3,405	1,675	128	0	0	0	0	0	0	0	0	0	0	0	0	5,208
Syndicated	9,310	5,594	99	2,605	112	119	127	135	144	154	85	30	30	30	30	17	9,310
Multilateral Creditors	31,625	1,157	2,410	2,190	4,739	2,826	3,959	3,489	3,202	2,627	840	1,751	760	604	347	724	31,625
IADB	15,954	668	1,280	1,360	2,569	889	1,302	1,404	2,111	1,851	516	646	444	350	197	366	15,954
World Bank	15,371	443	1,084	784	2,124	1,891	2,610	2,062	1,091	776	324	1,105	316	254	149	358	15,371
CAF	300	46	46	46	46	46	46	23	0	0	0	0	0	0	0	0	300
External Trade	6,360	1,024	565	784	693	568	891	519	334	266	196	179	115	95	70	61	6,360
Eximbanks	4,152	629	291	470	319	319	641	282	263	229	188	179	115	95	70	61	4,152
Commercial Banks(4)	2,187	374	274	314	374	250	250	237	71	37	8	0	0	0	0	0	2,187
Suppliers	21	21	0	0	0	0	0	0	0	0	0	0	0	0	0	0	21
Other(5)	264	264	0	0	0	0	0	0	0	0	0	0	0	0	0	0	264

Public Sector Total	221,635	17,513	10,803	11,930	14,973	13,340	16,609	11,386	11,152	11,509	15,416	6,971	4,607	2,579	4,234	68,974	221,635

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 75.
(2)	Preliminary figures.
(3)	Excludes foreign trade and restructured debt.
(4)	Includes foreign trade lines, revolving credits and other short-term credits.
(5)	Refers to changes in direct debt related to certain PIDIREGAS.

Source: Ministry of Finance and Public Credit.

External Government Debt

Mexico’s external public debt goals are intended to provide the Government with flexibility to finance its stated needs, while also accounting for market volatility and unforeseen developments. The policy also seeks to maintain costs and keep risks at stable levels. Mexico primarily seeks debt financing through local markets, supplemented by external financing from the U.S., Europe and Asia. Mexico’s principal objectives in connection with its external financing include improving the terms and conditions of Mexico’s external liabilities, as well as strengthening and diversifying Mexico’s investor base, with specific consideration to Mexico’s continued presence in the most influential international markets. Objectives also include strengthening Mexico’s benchmark bonds and maintaining a constant relationship with international investors in order to ensure transparency and to promote investment in Mexico.

The 2021 Budget authorized the Government to incur up to U.S.$5.2 billion in net external debt, which includes external borrowings incurred from international financial institutions and external debt issuances in international markets. For more information on the 2021 Budget and the 2022 Budget, see “Public Finance—The Budget.”

Net external indebtedness of the Government increased by U.S.$1.7 billion during 2021 primarily due to the net effect of: new borrowing of U.S.$14.1 billion, offset by amortizations of U.S.$9.6 billion; an increase in international assets related to external debt of U.S.$0.8 billion; and negative adjustments of U.S.$2.1 billion related to the variation of the dollar with respect to other currencies.

The following tables set forth a summary of Mexico’s external Government debt, including gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 73 – Gross External Debt of the Government by Currency

	At December 31,(1)
	2017			2018			2019			2020			2021(2)

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	68,045.1	74.7%	U.S.$	70,828.7	73.9%	U.S.$	65,079.8	65.4%	U.S.$	76,836.5	68.4%	U.S.$	78,717.0	68.5%
Japanese Yen		4,679.8	5.1		5,894.2	6.1		7,558.7	7.6		6,507.9	5.8		6,784.1	5.9
Swiss Francs		—	—		—	—		1,948.0	2.0		2,133.9	1.9		2,070.0	1.8
Pounds Sterling		1,997.8	2.2		1,882.0	2.0		1,955.5	2.0		2,017.5	1.8		2,000.2	1.7
Euros		16,330.8	17.9		17,220.9	18.0		23,015.1	23.1		24,823.6	22.1		24,824.2	21.6
Others		18.7	0.0		19.8	0.0		17.0	0.0		16.6	0.0		442.0	0.4

Total	U.S.$	91,072.2	100.0%	U.S.$	95,845.6	100.0%	U.S.$	99,574.1	100.0%	U.S.$	112,336.0	100.0%	U.S.$	114,837.5	100.0%

Table No. 74 – Net External Debt of the Government

	At December 31,
	2017		2018		2019		2020		2021(2)

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	90,625.2	U.S.$	95,698.5	U.S.$	99,369.9	U.S.$	111,062.3	U.S.$	112,744.5
Gross External Debt/GDP		8.2%		8.0%		7.7%		9.6%		9.0%
Net External Debt/GDP		8.2%		8.0%		7.7%		9.5%		8.9%

Table No. 75 – Net Debt of the Government

	At December 31,
	2017	2018	2019	2020	2021(2)
External Debt(3)	23.9%	23.3%	21.9%	23.6%	22.3%
Internal Debt	76.1%	76.7%	78.1%	76.4%	77.7%

Note: Numbers may not total due to rounding.

(1)	Adjusted to reflect the effect of currency swaps.
(2)	Preliminary figures.
(3)

External debt denominated in foreign currencies other than U.S. dollars has been translated into U.S. dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2021) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

Source: Ministry of Finance and Public Credit.

Debt Record

Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted on the payment of principal or interest on any of its external indebtedness.

IMF Credit Lines

The IMF has worked with Mexico to secure its economy since the 1980s debt crisis in Latin America. In 2009, Mexico was the first country to use the IMF’s contingent credit line program, the Flexible Credit Line (FCL), which allows countries with strong policy frameworks and economic track records to seek assistance and borrow from the IMF when faced with potential or actual balance of payments pressures. Mexico has maintained an FCL arrangement with the IMF since 2009. Since 2017, the amount of FCL access has, upon Mexico’s requests, gradually been reduced due to improved outlook with respect to some of the risks facing Mexico and other factors.

In November 2020, the IMF confirmed that Mexico continued to fulfill the criteria to access the IMF’s FCL and that the IMF’s Executive Board had completed its mid-term review of the FCL granted to Mexico in November 2019. On November 19, 2021, the IMF Executive Board approved a successor two-year arrangement for Mexico under the FCL in the amount of U.S.$50 billion, a reduction from the approximately U.S.$61 billion FCL access granted in 2019 and from the approximately U.S.$74 billion FCL access granted in 2018, and noted Mexico’s cancellation of the previous arrangement. Mexican authorities stated their intention to treat the new arrangement as precautionary. The IMF Executive Board observed that, spurred by strong U.S. growth and rising vaccination rates, the Mexican economy is rebounding from its deepest recession in decades, and that Mexican authorities have successfully maintained external, financial and fiscal stability, despite numerous challenges related to the COVID-19 pandemic. Finally, the IMF confirmed that Mexico’s macroeconomic policies and institutional policy frameworks remain strong, given the presence of a flexible exchange rate regime, a credible inflation targeting framework, a fiscal responsibility law and a well-regulated financial sector. In the future, if the external risks affecting Mexico’s economy continue to decline, Mexico intends to continue to request further reductions, including at its mid-term review, and gradually decrease Mexico’s use of this resource.

Liability Management and Debt Reduction Transactions

In addition to Mexico’s strong commitment to working closely with its commercial bank and multilateral creditors to sustain economic growth, debt reduction has been, and continues to be, one of Mexico’s main goals. Mexico offers additional debt securities from time to time in the international capital markets and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions including tender offers, open market purchases and early redemptions.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt. Mexico also engages in debt-for-debt exchanges in order to reduce its total outstanding debt. Under these debt-for-debt exchanges, Mexico is able to refinance its existing debt by replacing it with new debt.

On January 25, 2021, Mexico conducted a tender offer pursuant to which Mexico offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated January 14, 2021, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
2.750% Global Notes due 2023	€235,138,000.00	€1,364,862,000.00
1.625% Global Notes due 2024	€75,359,000.00	€1,174,641,000.00
1.625% Global Notes due 2026	€172,563,000.00	€1,327,437,000.00
1.750% Global Notes due 2028	€176,101,000.00	€1,323,899,000.00
2.875% Global Notes due 2039	€71,145,000.00	€1,428,855,000.00
3.000% Global Notes due 2045	€257,109,000.00	€1,242,891,000.00

On April 14, 2021, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated April 6, 2021, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
4.000% Global Notes due 2023	U.S.$	143,204,000.00	U.S.$	2,769,970,000.00
3.600% Global Notes due 2025	U.S.$	60,331,000.00	U.S.$	1,764,477,000.00
3.900% Global Notes due 2025	U.S.$	31,169,000.00	U.S.$	911,695,000.00
4.125% Global Notes due 2026	U.S.$	3,021,000.00	U.S.$	2,094,668,000.00
4.150% Global Notes due 2027	U.S.$	12,582,000.00	U.S.$	2,489,158,000.00
4.500% Global Notes due 2029	U.S.$	55,626,000.00	U.S.$	3,400,038,000.00
4.750% Global Notes due 2032	U.S.$	67,003,000.00	U.S.$	2,432,997,000.00
6.750% Global Notes due 2034	U.S.$	101,068,000.00	U.S.$	1,705,644,000.00
6.050% Global Notes due 2040	U.S.$	226,586,000.00	U.S.$	2,842,853,000.00

External Securities Offerings

Below is a list of external debt offerings by Mexico in 2021. For securities offerings during 2022, see “Recent Developments—External Securities Offerings and Liability Management Transactions.”

On January 19, 2021, Mexico issued U.S.$3 billion of its 3.750% Global Notes due 2071, Mexico’s first bond to be listed on the Taipei Exchange.

In connection with the tender offer described above under “—Liability Management and Debt Reduction Transactions,” on January 25, 2021 Mexico issued €1.51 billion of its 1.450% Global Notes due 2033 and €1.18 billion of its 2.125% Global Notes due 2051. Mexico used a portion of the proceeds from this offering to redeem in full €1.4 billion of its outstanding 2.750% Global Notes due 2023.

In connection with the tender offer described above under “—Liability Management and Debt Reduction Transactions,” on April 14, 2021 Mexico issued $3.26 billion of its 4.280% Global Notes due 2041. Mexico used a portion of the proceeds from this offering to redeem in part U.S.$2.2 billion of its outstanding 4.000% Global Notes due 2023.

On July 12, 2021, Mexico issued €1.25 billion of its 2.250% Global Notes due 2036, its second bond linked to the United Nations’ sustainable development goals (SDGs).